Form 10-K, Exhibit 13
period 1994-07-03
BRIGGS & STRATTON CORP
filed 1994-09-30
CIK 14195

                                                                     EXHIBIT 13
CONSOLIDATED STATEMENTS OF INCOME
- - - --------------------------------------------------------------------------------

FOR THE YEARS ENDED JULY 3, 1994, JUNE 27, 1993, AND JUNE 30, 1992


                                                                        1994                  1993                  1992
                                                                        ----                  ----                  ----
NET SALES .....................................................    $1,285,517,000        $1,139,462,000       $1,041,828,000
COST OF GOODS SOLD.............................................     1,018,977,000           926,861,000          867,780,000
                                                                  ---------------        --------------       --------------
  Gross Profit on Sales........................................       266,540,000           212,601,000          174,048,000
ENGINEERING, SELLING,
  GENERAL AND
  ADMINISTRATIVE EXPENSES.....................................         94,795,000            83,176,000           78,736,000
                                                                  ---------------        --------------       --------------
   Income from Operations.....................................        171,745,000           129,425,000           95,312,000
INTEREST EXPENSE..............................................         (8,997,000)          (11,283,000)         (11,246,000)
OTHER INCOME (EXPENSE), Net...................................          6,973,000            (3,737,000)          (3,863,000)
                                                                  ---------------        --------------       --------------
  Income Before Provision for
    Income Taxes..............................................        169,721,000           114,405,000           80,203,000
PROVISION FOR INCOME TAXES....................................         67,240,000            44,060,000           28,700,000
                                                                  ---------------        --------------       --------------
  Net Income Before Cumulative Effect of
    Accounting Changes........................................        102,481,000            70,345,000           51,503,000
CUMULATIVE EFFECT OF
  ACCOUNTING CHANGES FOR:
    Postretirement Health Care, Net of
      Income Taxes of $25,722,000.............................        (40,232,000)               -                    -

    Postemployment Benefits, Net of
      Income Taxes of $430,000................................           (672,000)               -                    -
    Deferred Income Taxes.....................................          8,346,000                -                    -
                                                                  ---------------        --------------       --------------
                                                                      (32,558,000)               -                    -
                                                                  ---------------        --------------       --------------
NET INCOME....................................................     $   69,923,000        $   70,345,000       $   51,503,000
                                                                  ===============        ==============       ==============
PER SHARE DATA:
    Net Income Before Cumulative Effect of
      Accounting Changes......................................     $         7.09        $         4.86       $         3.56

    Cumulative Effect of
      Accounting Changes......................................              (2.25)                -                    -
                                                                  ---------------        --------------       --------------
NET INCOME....................................................     $         4.84        $         4.86       $         3.56
                                                                  ===============        ==============       ==============



The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED BALANCE SHEETS
- - - --------------------------------------------------------------------------------


AS OF JULY 3, 1994 AND JUNE 27, 1993

                                                                                      1994                         1993
                                                                                      ----                         ----
ASSETS
CURRENT ASSETS:
  Cash and Cash Equivalents...................................................    $ 221,101,000               $  39,501,000
  Short-Term Investments......................................................          -                        70,422,000
  Receivables, Less Reserves of $1,678,000 and $754,000, Respectively.........      122,597,000                 124,981,000
  Inventories -
    Finished Products and Parts...............................................       55,847,000                  46,061,000
    Work in Process...........................................................       27,078,000                  25,320,000
    Raw Materials.............................................................        2,745,000                   2,684,000
                                                                                  -------------               -------------
      Total Inventories.......................................................       85,670,000                  74,065,000
  Future Income Tax Benefits..................................................       32,868,000                  27,457,000
  Prepaid Expenses............................................................       20,548,000                  16,537,000
                                                                                  -------------               -------------
      Total Current Assets....................................................      482,784,000                 352,963,000
PREPAID PENSION COST..........................................................        8,681,000                   7,602,000
PLANT AND EQUIPMENT:
  Land and Land Improvements..................................................       10,279,000                  10,991,000
  Buildings...................................................................      111,966,000                 114,066,000
  Machinery and Equipment.....................................................      530,701,000                 516,565,000
  Construction in Progress....................................................       16,647,000                  16,498,000
                                                                                  -------------               -------------
                                                                                    669,593,000                 658,120,000
  Less - Accumulated Depreciation and Unamortized
    Investment Tax Credit.....................................................      383,703,000                 362,578,000
                                                                                  -------------               -------------
      Total Plant and Equipment, Net..........................................      285,890,000                 295,542,000
                                                                                  -------------               -------------
                                                                                  $ 777,355,000               $ 656,107,000
                                                                                  =============               =============

LIABILITIES AND SHAREHOLDERS' INVESTMENT
CURRENT LIABILITIES:
  Accounts Payable............................................................    $  56,364,000               $  39,357,000
  Foreign Loans...............................................................       21,323,000                  15,927,000
  Accrued Liabilities -
    Wages and Salaries........................................................       48,545,000                  34,668,000
    Warranty..................................................................       29,800,000                  28,318,000
    Taxes, Other Than Income Taxes............................................        6,772,000                   6,003,000
    Other.....................................................................       34,837,000                  23,079,000
                                                                                  -------------               -------------
      Total Accrued Liabilities...............................................      119,954,000                  92,068,000
  Federal and State Income Taxes..............................................        9,103,000                  10,592,000
                                                                                  -------------               -------------
      Total Current Liabilities...............................................      206,744,000                 157,944,000
DEFERRED INCOME TAXES.........................................................       12,317,000                  49,900,000
ACCRUED EMPLOYEE BENEFITS.....................................................       15,423,000                  13,305,000
ACCRUED POSTRETIREMENT HEALTH CARE OBLIGATION ................................       64,079,000                       -
LONG-TERM DEBT................................................................       75,000,000                  75,000,000
SHAREHOLDERS' INVESTMENT:
  Common Stock -
    Authorized 30,000,000 shares $.01 Par Value,
      Issued and Outstanding 14,463,500 Shares in 1994 and 1993................         145,000                     145,000
  Additional Paid-In Capital..................................................       42,358,000                  42,883,000
  Retained Earnings...........................................................      362,136,000                 318,247,000
  Cumulative Translation Adjustments..........................................         (847,000)                 (1,317,000)
                                                                                  -------------               -------------
      Total Shareholders' Investment..........................................      403,792,000                 359,958,000
                                                                                  -------------               -------------
                                                                                  $ 777,355,000               $ 656,107,000
                                                                                  =============               =============

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

CONSOLIDATED STATEMENTS
OF SHAREHOLDERS' INVESTMENT
- - - --------------------------------------------------------------------------------
FOR THE YEARS ENDED JULY 3, 1994, JUNE 27, 1993 AND JUNE 30, 1992



                                                                         Additional                                   Cumulative
                                                    Common                Paid-In               Retained              Translation
                                                    Stock                 Capital               Earnings              Adjustments
                                                 ------------           -----------          -------------           ------------
BALANCES JUNE 30,1991 .......................    $ 43,391,000           $    -               $ 244,129,000           $ (2,805,000)
  Net Income  ...............................          -                     -                  51,503,000                 -
  Cash Dividends Paid ($1.60 per share) .....          -                     -                 (23,142,000)                -
  Currency Translation Adjustments  .........          -                     -                      -                    (672,000)
                                                 ------------           -----------          -------------           ------------
BALANCES JUNE 30, 1992  .....................      43,391,000                -                 272,490,000             (3,477,000)
  Net Income  ...............................          -                     -                  70,345,000                 -
  Cash Dividends Paid ($1.70 per share) .....          -                     -                 (24,588,000)                -
  Reduction of Par Value  ...................     (43,246,000)           43,246,000                 -                      -
  Purchase of Common Stock
   for Treasury .............................          -                   (463,000)                -                      -
  Proceeds from Exercise of
   Stock Options  ...........................          -                    100,000                 -                      -
  Currency Translation Adjustments  .........          -                     -                      -                  (1,340,000)
  Loss on Foreign Subsidiary  ...............          -                     -                      -                   3,500,000
                                                 ------------           -----------          -------------           ------------
BALANCES JUNE 27, 1993  .....................         145,000            42,883,000            318,247,000             (1,317,000)
  Net Income  ...............................          -                     -                  69,923,000                 -
  Cash Dividends Paid ($1.80 per share) .....          -                     -                 (26,034,000)                -
  Purchase of Common Stock
   for Treasury .............................          -                   (791,000)                -                      -
  Proceeds from Exercise of
   Stock Options  ...........................          -                    266,000                 -                      -
  Currency Translation Adjustments  .........          -                     -                      -                     470,000
                                                 ------------           -----------          -------------           ------------
BALANCES JULY 3, 1994 .......................    $    145,000           $42,358,000          $ 362,136,000           $   (847,000)
                                                 ============           ===========          =============           ============




The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
- - - --------------------------------------------------------------------

FOR THE YEARS ENDED JULY 3, 1994, JUNE 27, 1993 AND JUNE 30, 1992


Increase (Decrease) in Cash and Cash Equivalents
                                                                             1994                1993              1992
                                                                             ----                ----              ----
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net Income...............................................             $ 69,923,000       $  70,345,000      $ 51,503,000
  Adjustments to Reconcile Net Income to
    Net Cash Provided by Operating Activities -

    Cumulative Effect of Accounting Changes,
      Net of Income Taxes..................................               32,558,000              -                 -
    Depreciation...........................................               42,950,000          47,222,000        41,113,000
    (Gain) Loss on Disposition of Plant and Equipment......                  (96,000)          4,027,000         6,175,000
    Loss on Foreign Subsidiary.............................                   -                3,500,000            -
    Change in Operating Assets and Liabilities -
      (Increase) Decrease in Receivables...................                2,384,000         (21,366,000)      (20,089,000)
      (Increase) in Inventories............................              (11,605,000)         (1,576,000)       (7,449,000)
      (Increase) in Other Current Assets...................              (10,593,000)         (1,893,000)       (6,680,000)
      Increase in Accounts Payable,
        Accrued Liabilities and Income Taxes...............               38,132,000          13,731,000        22,981,000
      Other, Net...........................................                1,420,000          (3,699,000)       (6,645,000)
                                                                        ------------         -----------       -----------
        Net Cash Provided by Operating Activities..........              165,073,000         110,291,000        80,909,000
                                                                        ------------         -----------       -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Additions to Plant and Equipment.........................              (40,804,000)        (38,110,000)      (40,224,000)
  Proceeds Received on Sale of Plant and Equipment.........                7,268,000             626,000         4,121,000
  Sale (Purchase) of Short-Term Investments................               70,422,000         (70,422,000)           -
                                                                        ------------         -----------       -----------
        Net Cash Provided by (Used in) Investing
        Activities.........................................               36,886,000        (107,906,000)      (36,103,000)
                                                                        ------------         -----------       -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net Borrowings (Repayments) on Loans and Notes Payable...                5,396,000         (15,926,000)       11,398,000
  Cash Dividends Paid......................................              (26,034,000)        (24,588,000)      (23,142,000)
  Purchase of Common Stock for Treasury....................                 (791,000)           (463,000)           -
  Proceeds from Exercise of Stock Options..................                  266,000             100,000            -
                                                                        ------------         -----------       -----------
        Net Cash Used in Financing Activities..............              (21,163,000)        (40,877,000)      (11,744,000)
                                                                        ------------         -----------       -----------
EFFECT OF FOREIGN CURRENCY EXCHANGE RATE
  CHANGES ON CASH AND CASH EQUIVALENTS.....................                  804,000            (949,000)       (1,191,000)
                                                                        ------------         -----------       -----------
NET INCREASE (DECREASE) IN CASH AND
  CASH EQUIVALENTS.........................................              181,600,000         (39,441,000)       31,871,000
CASH AND CASH EQUIVALENTS:
  Beginning of Year........................................               39,501,000          78,942,000        47,071,000
                                                                        ------------         -----------       -----------
  End of Year..............................................             $221,101,000       $  39,501,000      $ 78,942,000
                                                                        ============       =============      ============
SUPPLEMENTAL DISCLOSURE OF
  CASH FLOW INFORMATION:
  Interest Paid............................................             $  8,997,000       $  11,286,000      $ 11,198,000
                                                                        ============       =============      ============
  Income Taxes Paid........................................             $ 77,748,000       $  54,228,000      $ 31,000,000
                                                                        ============       =============      ============

     The accompanying notes to consolidated financial statements are an integral part of these statements.

NOTES TO
CONSOLIDATED FINANCIAL STATEMENTS
- - - -------------------------------------------------------------------------------

FOR THE YEARS ENDED JULY 3, 1994, JUNE 27, 1993 AND JUNE 30, 1992

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The significant accounting policies followed by Briggs & Stratton Corporation and subsidiaries (the Company) in the preparation of these financial statements, as summarized below, are in conformity with generally accepted accounting principles.

Fiscal Year: During 1993, the Company changed its fiscal year from June 30 each year to 52 or 53 week year ending on the Sunday nearest the last day of June in each year. Therefore, the 1994 fiscal year ended on July 3 (and was 53 weeks long) and the 1993 fiscal year ended on June 27 (52 weeks). Fiscal year 1992 was under the fiscal calendar which ended on June 30. All references to years relate to fiscal years rather than calendar years.

Principles of Consolidation: The consolidated financial statements include the accounts of Briggs & Stratton Corporation and its wholly owned domestic and foreign subsidiaries after elimination of intercompany accounts and transactions.

Cash and Cash Equivalents: This caption includes cash and certificates of deposit. The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Short-Term Investments: This caption represents short maturity mutual fund investments that can be readily purchased or sold using established markets. These investments are stated at cost plus accrued income which equals market value. There were none at the end of fiscal 1994.

Inventories: Inventories are stated at cost, which does not exceed market. The last-in, first-out (LIFO) method was used for determining the cost of approximately 89% of total inventories at July 3, 1994, 89% at June 27, 1993 and 90% at June 30, 1992. The cost for the remaining portion of the inventories was determined using the first-in, first-out (FIFO) method. If the FIFO inventory valuation method had been used exclusively, inventories would have been $42,268,000, $40,888,000 and $39,738,000 higher in the respective years.
The LIFO inventory adjustment was determined on an overall basis, and accordingly, each class of inventory reflects an allocation based on the FIFO amounts.

Plant and Equipment and Depreciation: Plant and equipment is stated at cost, and depreciation is computed using the straight-line method at rates based upon the estimated useful lives of the assets.

Expenditures for repairs and maintenance are charged to expense as incurred. Expenditures for major renewals and betterments, which significantly extend the useful lives of existing plant and equipment, are capitalized and depreciated. Upon retirement or disposition of plant and equipment, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in income.

Investment Tax Credits: The Company follows the deferral method of accounting for the Federal investment tax credit. The credit, which was eliminated in 1986, has been recorded as an addition to accumulated depreciation and is being amortized over the estimated useful lives of the related assets via a reduction of depreciation expense.

The amounts amortized into income in each of the three years were $830,000 in 1994, $880,000 in 1993 and $1,030,000 in 1992. At the end of fiscal years 1994 and 1993, unamortized deferred investment tax credits aggregated $3,225,000 and $4,055,000, respectively.

NOTES . . .
- - - -------------------------------------------------------------------------------
Income Taxes: The Provision for Income Taxes includes Federal, state and foreign income taxes currently payable and those deferred or prepaid because of temporary differences between financial statement and tax bases of assets and liabilities. The Future Income Tax Benefits represent temporary differences relating to current assets and current liabilities and the Deferred Income
Taxes represent temporary differences relating to noncurrent assets and liabilities.

Research and Development Costs: Expenditures relating to the development of new products and processes, including significant improvements and refinements to existing products, are expensed as incurred. The amounts charged against income were $12,520,000 in 1994, $10,411,000 in 1993 and $10,808,000 in 1992.

Accrued Employee Benefits: The Company's life insurance program includes payment of a death benefit to beneficiaries of retired employees. The Company accrues for the estimated cost of these benefits over the estimated working life of the employee. Past service costs for all retired employees have been fully provided for and the Company also accrues for the estimated cost of supplemental retirement and death benefit agreements with executive officers.

Accrued Postretirement Health Care Obligation: During the 1994 fiscal year, the Company adopted the accounting prescribed in FAS 106 (Postretirement Benefits Other Than Pensions). This change and the amounts associated with it are more fully described in Note No. 9.

Foreign Currency Translation: Foreign currency balance sheet accounts are translated into United States dollars at the rates of exchange in effect at fiscal year end. Income and expenses are translated at the average rates of exchange in effect during the year. The related translation adjustments are made directly to a separate component of shareholders' investment.

(2) INCOME TAXES:

The provision for income taxes consists of the following (in thousands of dollars):


                                     1994        1993        1992
                                     ----        ----        ----

Current
  Federal......................    $62,795     $43,403     $30,677
  State........................     10,482       7,464       4,508
  Foreign......................      2,059         818       1,585
                                   -------     -------     -------
                                    75,336      51,685      36,770
Deferred.......................     (8,096)     (7,625)     (8,070)
                                   -------     -------     -------
Total..........................    $67,240     $44,060     $28,700
                                   =======     =======     =======

The provision for deferred income taxes consists of the following items (in thousands of dollars):


                                     1994        1993        1992
                                     ----        ----        ----

Future income tax effect of
  tax depreciation in excess
  of (or less than) book
  depreciation..................   $(2,232)    $(3,007)    $  955

Tax effect resulting from
  maintenance and supply
  inventories being capitalized
  for tax purposes, but which
  continue to be expensed for
  book purposes.................       731       1,213     (4,433)

Difference between book and tax
  loss on sale of fixed assets..        -           -      (2,144)

Other items.....................    (6,595)     (5,831)    (2,448)
                                   -------     -------    -------
                                   $(8,096)    $(7,625)   $(8,070)
                                   =======     =======    =======










A reconciliation of the U.S. statutory tax rates to the effective tax rates follows:


                                     1994        1993        1992
                                     ----        ----        ----

U.S. statutory rate..............   35.0%        34.0%       34.0%

State taxes, net of Federal
  tax benefit....................    3.6%         3.8%        2.9%

Foreign Sales Corporation tax
  benefit........................    (.5%)        (.9%)      (1.1%)

Loss on foreign subsidiary not
  deductible.....................     -           1.0%         -

Other............................    1.5%          .6%         -
                                    ----         ----        ----
Effective tax rate...............   39.6%        38.5%       35.8%
                                    ====         ====        ====

NOTES . . .
- - - --------------------------------------------------------------------------------

At the beginning of fiscal year 1994, the Company adopted Financial Accounting Standard (FAS) No. 109 which required a change in the recording of deferred taxes. The former method emphasized provisions which were made in the income statement. The emphasis in the new method is on the balance sheet and requires that the amounts to be recorded are the amounts which will eventually be paid out. The adoption of this standard resulted in a cumulative adjustment which was recorded as income totaling $8,346,000 or $.58 per share.

The components of deferred tax assets and liabilities at the end of the fiscal year were:

        Future Income Tax Benefits:
        Inventory................................       $ 3,675,000
        Prepaid Expenses.........................         1,712,000
        Payroll Related Accruals.................         7,145,000
        Warranty Reserves........................        11,622,000
        Other Accrued Liabilities................         6,727,000
        Miscellaneous............................         1,987,000
                                                        -----------
                                                        $32,868,000
                                                        ===========
        Deferred Income Taxes:
        Difference between book and tax methods
          applied to maintenance and supply
          inventories............................       $(4,037,000)
        Prepaid Pension Cost.....................         3,487,000
        Accumulated Depreciation.................        43,866,000
        Accrued Employee Benefits................        (6,047,000)
        Postretirement
          Health Care Obligation.................       (24,991,000)
        Miscellaneous............................            39,000
                                                        -----------
                                                        $12,317,000
                                                        ===========


(3) INDUSTRY SEGMENTS:

Certain information concerning the Company's industry segments is presented below (in thousands of dollars):

                                                         YEAR ENDED
                                          ---------------------------------------
                                          7-3-94          6-27-93         6-30-92
                                          ------          -------         -------
SALES -
 Engines & parts...................     $1,197,744      $1,066,053      $  967,802
 Locks.............................         87,773          73,409          74,026
                                        ----------      ----------      ----------
                                        $1,285,517      $1,139,462      $1,041,828
                                        ==========      ==========      ==========
INCOME FROM OPERATIONS -
 Engines & parts...................     $  158,900      $  128,079      $   90,781
 Locks.............................         12,845           1,346           4,531
                                        ----------      ----------      ----------
                                        $  171,745      $  129,425      $   95,312
                                        ==========      ==========      ==========

ASSETS -
 Engines & parts...................     $  467,561      $  458,369      $  455,691
 Locks.............................         46,832          49,557          45,713
 Unallocated.......................        262,962         148,181         112,449
                                        ----------      ----------      ----------
                                        $  777,355      $  656,107      $  613,853
                                        ==========      ==========      ==========
DEPRECIATION EXPENSE -
 Engines & parts...................     $   40,605      $   44,895      $   38,808
 Locks.............................          2,345           2,327           2,305
                                        ----------      ----------      ----------
                                        $   42,950      $   47,222      $   41,113
                                        ==========      ==========      ==========
EXPENDITURES FOR PLANT AND
EQUIPMENT -
 Engines & parts...................     $   37,398      $   34,251      $   37,035
 Locks.............................          3,406           3,859           3,189
                                        ----------      ----------      ----------
                                        $   40,804      $   38,110      $   40,224
                                        ==========      ==========      ==========


Unallocated assets include cash and cash equivalents, short-term investments, future income tax benefits, prepaid pension costs and other assets.

Export sales for fiscal 1994 were $264,866,000 (21% of total sales), for fiscal 1993 were $249,610,000 (22%) and for fiscal 1992 were $210,728,000 (20%). These sales were principally to customers in European countries.

In the fiscal years 1994, 1993 and 1992, there were sales to three major engine customers that exceeded 10% of total Company net sales. The sales to these customers are summarized below (in thousands of dollars and percent of total Company sales):


                      1994               1993               1992
                      ----               ----               ----
     Customer    Sales      %        Sales      %        Sales     %
                 -----      -        -----      -        -----     -
        A       $234,363   18%     $214,995    19%     $187,498   18%
        B        149,397   12%      139,662    12%      126,539   12%
        C        148,091   12%      119,912    11%      119,612   11%
                --------   ---     --------    ---     --------   ---
                $531,851   42%     $474,569    42%     $433,649   41%
                ========   ===     ========    ===     ========   ===


NOTES . . .
- - - -------------------------------------------------------------------------------

(4)  INDEBTEDNESS:

The Company had access to domestic lines of credit totaling $47,000,000 during the fiscal year 1994. These lines will remain available until they expire at various dates, the latest of which is in November, 1994. These lines are renewable annually with arrangements providing amounts for short-term use at the then prevailing rate. There are no significant compensating balance requirements.

The following data relates to domestic notes payable:


                                              1994          1993
                                              -----         ----
Balance at
  Fiscal Year End ......................   $  -         $  -
Weighted Average
  Interest Rate at
  Fiscal Year End ......................      -            -
Maximum Amount
  Outstanding at
  Any Month End  .......................      -         $77,223,000
Average Amount
  Outstanding ..........................   $  70,000    $24,800,000
Weighted Average
  Interest Rate
  During the Year ......................       3.59%          3.77%


The lines of credit available to the Company in foreign countries are in connection with short-term borrowings and bank overdrafts used in the normal course of business. These amounts total $29,000,000 and expire at various times through March, 1995. None of these arrangements had material commitment fees for compensating balance requirements.
The following information relates to the foreign loans:


                                               1994          1993
                                               -----         ----
Balance at
  Fiscal Year End ......................   $21,323,000   $15,927,000
Weighted Average
  Interest Rate at
  Fiscal Year End ......................         6.13%         7.90%
Maximum Amount
  Outstanding at
  Any Month End  .......................   $24,174,000   $31,774,000
Average Amount
  Outstanding ..........................   $19,508,000   $26,802,000
Weighted Average
  Interest Rate
  During the Year ......................         6.86%         9.27%


The Company's long-term debt consists of 9.21% Senior Notes due June 15, 2001. Payments on these notes are due in five equal annual installments beginning in 1997. The notes include covenants that limit total borrowings, require maintenance of $200,000,000 minimum net worth and set certain restrictions on the sale or collateralizing of the Company's assets.

(5)  OTHER INCOME (EXPENSE):

The components of the other income (expense) are (in thousands of dollars):



                                                   Year Ended
                                          -------------------------------
                                           7-3-94     6-27-93     6-30-92
                                           ------     -------     --------
Interest Income  ....................     $ 3,527     $ 1,640     $ 1,451
Gain on sale of German
 land and buildings .................       2,819         -           -
Loss on sale of
 plastic molding
 operation ..........................         -           -        (1,623)
Loss on retirement
 of assets no longer
 used in manufacturing
 processes...........................         -        (1,996)     (2,122)
Loss on the
 disposition of other
 plant and equipment ................      (2,723)     (2,031)     (2,430)
Loss on foreign
 subsidiary..........................         -        (3,500)        -
Income from joint
 ventures ...........................       2,307       1,120         -
Other Items .........................       1,043       1,030         861
                                          -------     -------     -------
Total ...............................     $ 6,973     $(3,737)    $(3,863)
                                          =======     =======     =======

The $3,500,000 loss on foreign subsidiary in fiscal year 1993 is the recognition of the cumulative translation adjustment relating to the Company's German subsidiary, which changed business operations during the year from an engine and parts distributor to a commissioned agent.

NOTES . . .
- - - --------------------------------------------------------------------------------

(6) GUARANTEES AND COMMITMENTS:

The Company is a 50% guarantor on bank loans of an unconsolidated Japanese joint venture for the manufacture of engines. These bank loans totaled approximately $8,000,000 at the end of 1994 fiscal year.

The Company has forward foreign currency exchange contracts to purchase 6.9 billion Japanese yen for $68.5 million through June of 1995. These contracts are used to hedge the commitments to purchase engines from the Company's Japanese joint venture. The Company's European subsidiaries have forward currency contracts to exchange 15.7 million German Marks for $10.0 million through February of 1995. The Company's Canadian subsidiary also has forward contracts to exchange 4.4 million Canadian dollars for 3.2 million U.S. dollars through June 1995. These contracts are used to hedge intercompany inventory purchases by these foreign subsidiaries. Accordingly, any gain or loss on the above contracts has been deferred at July 3, 1994.

The Company's Board of Directors approved the building of three new plants in the United States. It is anticipated that this project will total $112,000,000 and will be financed from operating cash flow and available lines of credit. As of the date of this annual report, no sites had been decided upon and no contracts had been signed.

The Company is also committed to the purchase of a foundry of which the total cost is estimated to be $20,000,000.

The Company has no other material commitments for materials or capital expenditures at July 3, 1994.


(7) STOCK OPTIONS:

In 1990, shareholders approved the Stock Incentive Plan under which 400,000 shares of the Company's common stock have been reserved for issuance. In fiscal 1994, shareholders approved an additional 1,250,000 shares for issuance under the Stock Incentive Plan.

Information on the options outstanding is as follows:


                                                        Options
                                                    Outstanding in
                                                       Number of
                                                     Common Stock
                                                        Shares
                                      -----------------------------------------
                                         1994             1993           1992
                                         ----             ----           ----
Balance, beginning of year........     195,092          207,500        102,500
Granted during the year -
  1992 at $46.31 per share........         -                -          105,000
  1994 at $104.07 per share.......     126,710              -              -
Exercised during the year.........      (9,500)         (12,408)           -
Terminated during the year........      (8,870)             -              -
                                       -------          -------        -------
Balance, end of year..............     303,432          195,092        207,500
                                       =======          =======        =======



Options were granted in 1990 at $28.00 per share and will expire on February 19, 2000. Options were granted in 1991 at $31.25 per share and will expire on February 18, 2001.

Of the options granted in 1992, 50% are exercisable on or after January 1, 1996, and the remainder are exercisable on or after January 1, 1997. These options will expire on May 17, 2002. The options exercised in the fiscal year 1993 reflect an acceleration of exercise rights due to employee retirements and were issued from treasury shares purchased on the open market. None were granted during fiscal 1993. The options granted in 1994 will become exercisable August 16, 1996 and expire August 16, 1998. All options were granted at a price equal to or greater than the fair market value at the date of grant.


(8)  SHAREHOLDER RIGHTS PLAN:

On December 20, 1989, the Board of Directors declared a dividend distribution of one common stock purchase right (a "right") for each share of the Company's common stock outstanding on January 5, 1990. Each right would entitle shareowners to buy one-half of one share of the Company's common stock at an exercise price of $85.00 per share, subject to adjustment. The rights are not currently exercisable, but would become exercisable if certain events occurred relating to a person or group acquiring or attempting to acquire 20 percent or more of the outstanding shares of common stock. The rights expire on January 5, 2000, unless redeemed or exchanged by the Company earlier.

NOTES . . .
- - - --------------------------------------------------------------------------------

(9) RETIREMENT PLANS AND POSTRETIREMENT COSTS:
The Company has noncontributory, defined benefit retirement plans covering substantially all employees. The following tables summarize the plans' income and expense, actuarial assumptions, and funded status for the three years indicated (dollars in thousands):


                                                 Qualified Plans                     Supplemental Plans
                                          ----------------------------         -----------------------------
                                          1994       1993         1992         1994         1993        1992
                                          ----       ----         ----         ----         ----        ----
Income and Expense:
- - - -------------------
Service Cost-Benefits Earned
  During the Year..................     $ 13,079     $ 12,222     $ 11,458     $   296     $   150     $   111
Interest Cost on Projected
  Benefit Obligation...............       36,408       35,448       33,040         706         542         482
Actual Return on Plan Assets.......       (7,152)     (56,232)     (63,160)         (3)         (2)          4
Net Amortization, Deferral
  and Windows......................      (42,978)       8,577       17,134         380         198         178
                                        --------     --------     --------     -------     -------      ------
Net Periodic Pension
  Expense (Income).................     $   (643)    $     15     $ (1,528)    $ 1,379     $   888     $   775
                                        ========     ========     ========     =======     =======     =======
Actuarial Assumptions:
- - - ----------------------
Discount Rate Used to Determine
  Present Value of Projected
  Benefit Obligation...............        7.75%        8.25%        8.25%       7.75%       8.25%       8.25%
Expected Rate of Future
  Compensation Level Increases.....         5.5%         5.5%         5.5%        5.5%        6.5%        7.0%
Expected Long-Term Rate of
  Return on Plan Assets............         9.0%         9.0%         9.0%        9.0%        9.0%        9.0%

Funded Status:
- - - --------------
Actuarial Present Value of
  Benefit Obligations:
    Vested.........................     $359,383     $326,062     $315,589     $ 6,560     $ 5,592     $ 5,329
    Non-Vested.....................       34,382       37,623       33,069          23           4           2
                                        --------     --------     --------     -------     -------     -------
    Accumulated Benefit
    Obligation.....................      393,765      363,685      348,658       6,583       5,596       5,331
Effect of Projected Future
  Wage and Salary Increases........      112,771      101,471       83,879       3,267       1,410         916
                                        --------     --------     --------     -------     -------     -------
    Projected Benefit Obligation...      506,536      465,156      432,537       9,850       7,006       6,247
Plan Assets at Fair Market Value...      560,585      578,780      546,755         103          58          37
                                        --------     --------     --------     -------     -------     -------
Plan Assets in Excess of (Less Than)
  Projected Benefit Obligation.....       54,049      113,624      114,218      (9,747)     (6,948)     (6,210)
Remaining Unrecognized Net
  Obligation (Asset) Arising
  from the Initial Application of
  SFAS No. 87......................      (43,776)     (49,256)     (54,735)        336         414         492
Unrecognized Net Loss (Gain).......         (502)     (55,560)     (51,154)      3,416       2,486       2,033
Unrecognized Prior Service Cost....       (1,090)      (1,206)      (1,321)      1,176          -           -
                                        --------     --------     --------     -------     -------     -------
Prepaid (Accrued) Pension Cost.....     $  8,681     $  7,602     $  7,008     $(4,819)    $(4,048)    $(3,685)
                                        ========     ========     ========     =======     =======     =======


Salaried employees of the Company may participate in a salary reduction deferred compensation plan. The Company makes matching contributions of $.50 for every $1.00 deferred by a participant to a maximum of 3% of each participant's salary. Company contributions totaled $1,630,000 in 1994, $1,461,000 in 1993 and $1,314,000 in 1992.

NOTES ...
- - - --------------------------------------------------------------------------------

At the beginning of fiscal year 1994, the Company adopted two additional Statements of Financial Accounting Standards (FAS) as follows:

      FAS 106 - Postretirement Benefits Other
        Than Pensions -

        This new standard requires that the Company record the expected cost of health care and life insurance benefits during the years that the employees render service - a significant change from the preceding method which recognized health care benefits on a cash basis. Postretirement life insurance benefits were previously being accounted for in a manner substantially emulating the new standards, so no adjustment was necessary. The cumulative effect of this change in accounting for postretirement health care benefits was a charge totaling $65,954,000 on a before tax basis or $40,232,000 on an after tax basis ($2.78 per share). The additional annual cost of accruing this cost over the former method was approximately $2,000,000.

        For measurement purposes, a 10.5% annual rate of increase in the per capita cost of covered health care claims was assumed for the years 1995 through 1997, decreasing gradually to 6% for the year 2007. The health care cost trend rate assumption has a significant effect on the amounts reported. The rates, if increased by 1%, would add $6,806,000 to the accumulated postretirement benefit and $849,000 to the service and interest cost for the year.

        The discount rate used in determining the accumulated postretirement benefit obligations was 7.75% compounded annually. Both the health care and life insurance plans are unfunded.

        The components of the accumulated postretirement benefit obligations at the end of the 1994 fiscal year were (in thousands of dollars):




                                                                    Health              Life
                                                                     Care             Insurance
                                                                    ------            ---------
                Retirees .......................................   $20,063             $ 7,988
                Fully Eligible
                  Plan Participants ............................    12,110               1,299
                Other Active Participants ......................    36,155               1,402
                                                                   -------             -------
                                                                   $68,328             $10,689
                Unrecognized net obligation.....................      --                  (658)
                Unrecognized gain (loss) .......................       151                 (41)
                                                                   -------             -------
                                                                   $68,479             $ 9,990
                                                                                       =======
                Less current portion ...........................     4,400
                                                                   -------
                                                                   $64,079
                                                                   =======


        The current portion of the health care component above represent the benefits expected to be paid within the next twelve months and are included in the caption Accrued Liabilities in the accompanying balance sheet. The net health care balance has its own caption in this balance sheet. The life insurance component is included in the caption Accrued Employee Benefits.

        The net periodic postretirement costs recorded during fiscal 1994 were (in thousands of dollars):



                                                                    Health              Life
                                                                     Care             Insurance
                                                                    ------            ---------
                Service Cost-benefits attributed to
                  service during the year ......................   $ 1,768             $  75
                Interest cost on accumulated
                  benefit obligation  ..........................     4,951               786
                Other ..........................................      -                   47
                                                                   -------             -----
                                                                   $ 6,719             $ 908
                                                                   =======             =====


        The cost of retiree health care benefits which were expensed when claims were paid in previous fiscal years totaled $4,522,000 in 1993 and $4,803,000 in 1992.

NOTES . . .
- - - ------------------------------------------------------------------------------

      FAS 112 - Postemployment Benefits -

        This new standard requires that the Company record the expected cost of postemployment benefits (not to be confused with the postretirement benefits described in the preceding paragraphs), also over the years that employees render service. These benefits are substantially smaller amounts because they apply only to employees who permanently terminate employment prior to retirement. The cumulative effect of this change was a charge totaling $1,102,000 or $672,000 after taxes ($.05 per share). There will be no significant increase in the annual costs of these plans.

        The items included in this amount are disability payments, life insurance and medical benefits, and these amounts are also discounted using a 7.75% interest rate.

(10) DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS:

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and Cash Equivalents: The carrying amount approximates fair value because of the short maturity of those instruments.

Long-Term Debt: The fair value of the Company's long-term debt is estimated based on quotations made on similar issues.

The estimated fair values of the Company's financial instruments are as follows (in thousands of dollars):


                                                          1994
                                               --------------------------
                                                Carrying            Fair
                                                 Amount             Value
                                               ----------          -------
Cash and Cash Equivalents .................... $221,101            $221,101

Long-Term Debt................................ $ 75,000            $ 77,889



(11) RECAPITALIZATION:

In October, 1992, the Company was reincorporated in the State of Wisconsin. As part of this reincorporation, each outstanding share of the old Delaware Corporation $3.00 par value common stock was converted automatically to one share of the new Wisconsin Corporation $.01 par value common stock. This change resulted in the transfer of $43,246,000 from the common stock account to the additional paid-in capital account.


(12) SPIN-OFF

The Company announced in May of 1994 that it intends to spin off the lock business to its shareholders. This spin-off is expected to occur in early calendar year 1995 and will be accomplished by creating a subsidiary corporation which will hold all of the assets and liabilities of the lock business and then immediately distributing the shares of this corporation to the Briggs & Stratton Corporation shareholders as a tax-free dividend.

REPORT OF
INDEPENDENT PUBLIC ACCOUNTANTS
- - - ------------------------------------------------------------------------

To the Shareholders of
Briggs & Stratton Corporation:

We have audited the accompanying consolidated balance sheets of Briggs & Stratton Corporation (a Wisconsin Corporation) and subsidiaries as of July 3, 1994 and June 27, 1993, and the related consolidated statements of income, shareholders' investment and cash flows for each of the three years in the period ended July 3, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Briggs & Stratton Corporation and subsidiaries as of July 3, 1994 and June 27, 1993, and the results of their operations and their cash flows for each of the three years in the period ended July 3, 1994, in conformity with generally accepted accounting principles.

As discussed in Notes 2 and 9 to the consolidated financial statements, effective at the beginning of the 1994 fiscal year, the Company changed its methods of accounting for postretirement benefits other than pensions, postemployment benefits and income taxes.



                                               ARTHUR ANDERSEN & CO.


Milwaukee, Wisconsin,
July 28, 1994

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL CONDITION
- - - --------------------------------------------------------------------------------

FISCAL 1994 COMPARED TO FISCAL 1993

Sales for fiscal 1994 increased 13% or $146,055,000 over fiscal 1993 and totaled $1,285,517,000, a new record for the Company. The major part of this increase, which is in engine sales, is the result of three factors: a 5% increase in engine units shipped; a modest increase in selling prices and a step up to higher selling price engines in the same horsepower category; and a continuance of the shift to higher horsepower, higher selling price engines. These improvements occurred in the domestic market because of the heavy demand for lawn and garden equipment due primarily to favorable weather conditions and housing starts. Export sales increased between years despite weak economies in Europe.

Service sales increased 7% between years, primarily because of an increase in demand for service parts. Lock sales increased 20%, whereas lock unit sales increased 13%. This reflects a trend to higher unit price lock sets. The increases in quantities are due to the growth in the U.S. car and truck industry.

The rate of gross profit increased from 19% in 1993 to 21% in 1994. The increase in total volume contributed to this improvement by spreading fixed overhead over a larger number of engine units. Increases in selling prices and sales of higher profit margin engines also contributed to this change. The lack of the $8,408,000 additional depreciation recorded in fiscal 1993 also contributed to the improvement between years.

Engineering, selling and general and administrative expenses increased $11,619,000 or 14% between years. Approximately one-half of this amount is due to increased manpower costs which is primarily due to the increases in profit sharing accruals. The remaining increase is due to additional operating expenses, primarily in the areas of professional services, advertising, and the provision to the reserve for doubtful accounts.

Interest expense is down $2,286,000 or 20% between years because of the lack of any substantial amounts of domestic working capital loans during the year. The Company was able to finance virtually all of its midyear additional domestic working capital needs through available cash. Foreign loans also generated less interest expense in 1994 due to a $7,294,000 reduction in average loans outstanding and a nearly 2.4% decrease in average interest rates. The end of the year balance in foreign loans, however, reflected an increase of $5,400,000 used for working capital needs at the Company's European subsidiaries.

The Company has available $47,000,000 in domestic lines of credit plus an additional $56,000,000 in seasonal lines, which it used only a short time in midyear. The Company makes extensive use of its foreign lines of credit through its foreign subsidiaries. Also during the year the Company was in compliance with the covenants of the $75,000,000 long-term loan agreement.

Other income and expense changed from a net expense in 1993 to a net income in 1994. The detail contents of this category are shown in Note 5. The current fiscal year did not include the $3,500,000 write-off of the cumulative translation adjustment made in 1993. Fiscal year 1994 did, however, contain a gain on the sale of a subsidiary's real estate in conjunction with the change in business in Germany in the previous fiscal year.

The provision for income taxes was higher between years primarily because of the increase in income. The effective tax rate moved from 38.5% last year to 39.6% in 1994. This was primarily due to a 1% increase in the U.S. statutory rate.

The cumulative effect of the changes in accounting, which amounted to a net $32,558,000 charge in the current year's statement of income, consists of amounts that come from adopting three Financial Accounting Standards (Numbers 106, 109 and 112) during the year, and are fully described in Notes 2 and 9.

Cash and equivalents and short-term investments increased $111,178,000 between years as a result of retaining funds generated by profitable operations during the year. These funds and previously generated funds, along with the Company's lines of credit, will provide the majority of the financing for the plant expansions described in Note 6 and the normal higher working capital needs in the middle of the 1995 fiscal year.

Accounts receivable decreased $2,384,000 since the end of fiscal 1993. This was in spite of a $70,196,000 increase in sales in the fourth fiscal quarter of
1994 over the same period in 1993.   This improvement is due to a surge in
sales at the end of the previous year's fourth quarter.

MANAGEMENT'S DISCUSSION . . .
- - - --------------------------------------------------------------------------------

Inventories increased $11,605,000 between years - mostly in the finished goods category. The Company continued a high rate of production throughout the fourth quarter and has extended it into the first quarter of the 1995 fiscal year. This increase in finished engines will be used to fill the seasonal demand after the first fiscal quarter of 1995.

Expenditures for plant and equipment totaled $40,804,000, an amount similar to the expenditures in each of the preceding two years. The 1995 fiscal year will include expenditures for new plants described in Note 6 and therefore will be substantially higher. These expenditures will total approximately $132,000,000, the majority of which could be spent in fiscal 1995. As described earlier, these expenditures are expected to be primarily internally financed.

The Company and other parties have been issued an order by the U.S. Environmental Protection Agency (EPA) that requires the cleanup of a site in the State of Georgia near the site of the Company's former lock manufacturing plant. The work specified in the order will be completed by the end of the 1994 calendar year. The Company has reserves totaling $4,202,000 to pay for its cleanup. In the opinion of management, this reserve is adequate to finance the remaining costs of cleanup.

The EPA is developing national emission standards under a two phase process for equipement powered by small air cooled gasoline engines. It has recently proposed phase one emission standards to be effective in August 1996. The California Air Resources Board previously adopted emission standards to be effective in January 1995. Changes to engine models that are necessary to comply with these standards are being made or have been made. The Company believes that the costs associated with compliance with the standards will not have a material effect on the financial position or results of operations of the Company.

Phase two of the EPA standards have not been established and it may be several years before they are completed. It is expected that they will be phased in over several years and therefore it is impossible to quantify the cost of compliance at this date.

Company management believes that the economic factors that contributed to the strong demand in fiscal 1994 will continue into fiscal 1995. Therefore, if the weather cooperates in providing normal precipitation, the Company could benefit from another year of strong demand for lawn and garden equipment during the selling season.

In August 1994, the Company's Board of Directors approved a 2-for-1 stock split contingent on approval of an increase in the number of authorized common stock shares to be voted on by the shareholders at their annual meeting on October 19, 1994. The Board also stated its intent to increase the per share dividend rate from $.23 per share to $.25 per share effective with the January 1995 payment on the split shares.

FISCAL 1993 COMPARED TO FISCAL 1992

Sales increased $97,634,000 between fiscal 1993 and fiscal 1992. This was a 9% increase between years and was greater than the 3% increase in the number of engines sold. It reflected the continuing shift to higher horsepower, higher selling price engines plus the realization of approximately a 2% price increase between years. Sales dollar increases occurred in export sales due to favorable weather conditions and improved currency exchange rates. Service sales increased 7%. Lock unit sales declined 1% between years.

Gross profit increased 22% between years. This was due to an increase in the gross profit rate from 17% in fiscal 1992 to 19% in 1993, and resulted from a continuing reduction in operating costs, stable material costs and fixed costs being spread over higher volume. The 1993 fiscal year improvements were after the Company absorbed $8,408,000 of additional depreciation on assets used to produce discontinued engine models.

Engineering, selling and general and administrative expenses increased $4,440,000 or 6% between years. This increase reflected higher manpower costs due to the additional profit sharing provision in the current fiscal year, and increased operating costs of foreign subsidiaries in Canada, France and Switzerland that were established at varying times in the current and preceding fiscal years. These new subsidiaries resulted in increased gross profit on items sold by them.

Interest expense remained constant between years. This reflected interest savings on reduced domestic debt offset by higher interest expense on increased foreign debt.

MANAGEMENT'S DISCUSSION . . .
- - - -------------------------------------------------------------------------------

Other income and expense remained relatively steady between years. The 1993 fiscal year contained a $3,500,000 charge due to the recognition of the cumulative translation adjustment relating to the Company's German subsidiary, which changed business operations during the year from an engine and parts distributor to a commissioned agent.

The provision for income taxes was higher between years primarily due to the increase in income. As income increases, the graduated state income tax rates go up, and the effect of relatively fixed tax credits go down. The write-down of the German subsidiary investment described previously also raised the income tax provision because of its nondeductibility for tax purposes. The net result of these changes was an increase in the effective income tax rate from 35.8% in 1992 to 38.5% in 1993.

Cash equivalents and short-term investments increased $30,981,000 between years. This resulted from the cash that was generated by profitable operations in 1993.

The investment in accounts receivable increased $21,366,000 between years. This was due to the additional sales late in the last quarter of fiscal 1993.

Inventories showed no substantial change between fiscal years. This reflects stable inventory quantities and stable prices.

Current liabilities, excluding loans and notes payable, increased $13,731,000 between years. This reflects a higher payroll accrual due to increased employment at the end of 1993 and increases in accrued profit sharing paid out early in fiscal 1994. The increased payroll taxes on these items also contributed to this increase.

Expenditures for plant and equipment totaled $38,110,000, a small decrease between years. There were no major projects included in these totals.

The Company's current ratio improved from 1.9 to 1 in 1992 to 2.2 to 1 in 1993. This increase continued the improvement in liquidity in the preceding four years, and was also reflected in the steady increases in the cash and equivalents and short-term investment amounts during those years. The lines of credit available to the Company were adequate to finance any of its seasonal working capital needs.

During 1993, the Company changed its State of incorporation to Wisconsin, from the State of Delaware. As a part of this reincorporation, the par value of the common stock was reduced from $3.00 per share to $.01 per share. This transaction resulted in a new shareholder investment account called Additional Paid-In Capital. This new account is analyzed in the financial statements.

QUARTERLY FINANCIAL DATA,
DIVIDEND AND MARKET INFORMATION
- - - -------------------------------------------------------------------------------

                              In Thousands (Unaudited)                           Per Share of Common Stock
                     ------------------------------------------    -------------------------------------------------
                                                                                                 Market Price Range
                                             (1)                    (1)                             on New York
                                             Net        Net          Net       Net                 Stock Exchange
Quarter               Net        Gross      Income     Income      Income    Income   Dividends    ----------------
Ended                Sales      Profit      (Loss)     (Loss)      (Loss)    (Loss)   Declared    High       Low
- - - -------             -------     -------     -------     ------     -------   -------  --------    -----      ----
Fiscal 1994

SEPTEMBER        $  198,572   $  28,196   $   6,421   $ (26,137)   $   .44   $ (1.81)   $  .44     85       64-7/8
DECEMBER            328,937      72,381      28,637      28,637       1.98      1.98       .44     89-1/2   80-5/8
MARCH               386,196      82,973      35,709      35,709       2.47      2.47       .46     90-1/4   80-1/2
JUNE                371,812      82,990      31,714      31,714       2.20      2.20       .46     88       66-1/4
                 ----------   ---------   ---------   ---------    -------    ------    ------
TOTAL            $1,285,517   $ 266,540   $ 102,481   $  69,923    $  7.09    $ 4.84    $ 1.80
                 ==========   =========   =========   =========    =======    ======    ======

(1) Before cumulative effect of accounting changes.


Fiscal 1993
September        $  171,773   $  17,723   $  (1,971)  $  (1,971)   $  (.14)  $  (.14)   $  .42     48-7/8   42-1/8
December            305,174      61,334      23,402      23,402       1.62      1.62       .42     51-1/2   45-5/8
March               360,899      75,021      30,817      30,817       2.13      2.13       .42     67-1/2   46-3/4
June                301,616      58,523      18,097      18,097       1.25      1.25       .44     68-5/8   59-1/8
                 ----------   ---------   ---------   ---------    -------    ------    ------
Total            $1,139,462   $ 212,601   $  70,345   $  70,345    $  4.86    $ 4.86    $ 1.70
                 ==========   =========   =========   =========    =======    ======    ======


The number of record holders of Briggs & Stratton Corporation Common Stock on August 4, 1994 was 6,191.

TEN YEAR COMPARISONS
- - - --------------------------------------------------------------------------------

For the Years Ended                                                                           7-3-94                  6-27-93
(All dollar amounts other than per share data are stated in thousands)

SUMMARY OF OPERATIONS

  NET SALES............................................................                     1,285,517               1,139,462

  GROSS PROFIT ON SALES................................................                       266,540                 212,601

  PROVISION (CREDIT) FOR INCOME TAXES..................................                        67,240                  44,060

  NET INCOME (LOSS) before cumulative effect of accounting changes.....                       102,481                  70,345

  NET INCOME (LOSS)....................................................                        69,923                  70,345

  AVERAGE NUMBER OF SHARES OF
    COMMON STOCK OUTSTANDING...........................................                        14,464                  14,464

PER SHARE OF COMMON STOCK:

  Net Income (Loss) before cumulative effect of accounting changes.....                          7.09                    4.86

  Net Income (Loss)....................................................                          4.84                    4.86

  Cash Dividends.......................................................                          1.80                    1.70

  Shareholders' Investment.............................................                         27.92                   24.89

OTHER DATA

  SHAREHOLDERS' INVESTMENT.............................................                        403,792                 359,958

  LONG-TERM DEBT.......................................................                         75,000                  75,000

  TOTAL ASSETS.........................................................                        777,355                 656,107

  PLANT AND EQUIPMENT..................................................                        669,593                 658,120

  PLANT AND EQUIPMENT NET OF RESERVES..................................                        285,890                 295,542

  PROVISION FOR DEPRECIATION...........................................                         42,950                  47,222

  EXPENDITURES FOR PLANT AND EQUIPMENT.................................                         40,804                  38,110

  WORKING CAPITAL......................................................                        276,040                 195,019

    Current Ratio......................................................                       2.3 to 1                2.2 to 1

  NUMBER OF EMPLOYEES AT YEAR END......................................                          8,628                   7,950

  NUMBER OF SHAREHOLDERS AT YEAR END...................................                          6,228                   6,651

  QUOTED MARKET PRICE:

    High...............................................................                         90-1/4                  68-5/8

    Low................................................................                         64-7/8                  42-1/8


- - - --------------------------------------------------------------------------------


6-30-92           6-30-91          6-30-90         6-30-89          6-30-88         6-30-87          6-30-86           6-30-85
1,041,828         950,747        1,002,857         876,379          914,057         784,665          745,831           717,773

  174,048         132,431          132,438          59,629          115,113         111,618          124,408           111,248

   28,700          16,500           18,290         (13,980)          12,950          18,950           27,850            28,990

   51,503          36,453           35,375         (20,032)          30,211          26,614           34,080            33,517

   51,503          36,453           35,375         (20,032)          30,211          26,614           34,080            33,517


   14,464          14,464           14,464          14,464           14,464          14,464           14,464            14,464


     3.56            2.52              2.45          (1.39)            2.09            1.84             2.36              2.32

     3.56            2.52              2.45          (1.39)            2.09            1.84             2.36              2.32

     1.60            1.60              1.60           1.60             1.60            1.60             1.60              1.60

    21.60           19.69             18.76          17.92            20.97           20.48            20.29             19.59



  312,404         284,715           271,383        259,226          303,305         296,260          293,517           283,399

   75,000          75,000            75,000         75,000            -               -                -                 -

  613,853         556,791           535,040        560,816          510,600         451,879          436,622           411,598

  643,433         632,488           606,863        580,184          513,700         470,586          427,672           390,657

  309,698         320,364           326,288        330,198          295,573         273,903          248,347           230,240

   41,113          36,447            39,889         38,995           29,955          24,502           21,508            17,914

   40,224          32,036            37,797         79,513           57,001          52,235           46,288            58,443

  137,008         105,298            84,082         63,757           63,372          77,281           93,854            92,511

 1.9 to 1        1.8 to 1          1.7 to 1       1.4 to 1         1.4 to 1        1.8 to 1         2.0 to 1          2.0 to 1

    7,799           7,242             7,994          7,316            9,827           8,611            8,299             8,203

    7,118           7,943             8,466          9,222            6,923           7,206            7,924             8,959


   54-3/4          33-3/4            34             34-3/4           41-7/8              42           40-1/4            31-1/8

   32-7/8          20-1/2            24-1/8         24-3/4           20-1/4          31-1/2           25-3/4            25-1/2



                                                              35