Form 10-K, Exhibit 13
period 1995-07-02
BRIGGS & STRATTON CORP
filed 1995-09-28
CIK 14195

                 BRIGGS & STRATTON CORPORATION AND SUBSIDIARIES


                                 EXHIBIT NO. 13
           ANNUAL REPORT TO SHAREHOLDERS FOR YEAR ENDED JULY 2, 1995

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED JULY 2, 1995, JULY 3, 1994 AND JUNE 27, 1993


                                                   1995              1994              1993
                                                   ----              ----              ----
NET SALES . . . . . . . . . . . . . . . . . . $1,339,677,000    $1,285,517,000    $1,139,462,000

COST OF GOODS SOLD  . . . . . . . . . . . . .  1,068,059,000     1,018,977,000       926,861,000
                                              --------------    --------------    --------------

  Gross Profit on Sales . . . . . . . . . . .    271,618,000       266,540,000       212,601,000

ENGINEERING, SELLING,
  GENERAL AND
  ADMINISTRATIVE EXPENSES . . . . . . . . . .    101,852,000        94,795,000        83,176,000
                                              --------------    --------------    --------------

    Income from Operations  . . . . . . . . .    169,766,000       171,745,000       129,425,000

INTEREST EXPENSE  . . . . . . . . . . . . . .     (8,580,000)       (8,997,000)      (11,283,000)

OTHER INCOME (EXPENSE), Net . . . . . . . . .      9,189,000         6,973,000        (3,737,000)
                                              --------------    --------------    --------------

  Income Before Provision for
    Income Taxes  . . . . . . . . . . . . . .    170,375,000       169,721,000       114,405,000

PROVISION FOR INCOME TAXES  . . . . . . . . .     65,570,000        67,240,000        44,060,000
                                              --------------    --------------    --------------

  Net Income Before Cumulative Effect of
    Accounting Changes  . . . . . . . . . . .    104,805,000       102,481,000        70,345,000

CUMULATIVE EFFECT OF
  ACCOUNTING CHANGES FOR:

    Postretirement Health Care, Net of
     Income Taxes of $25,722,000  . . . . . .        --            (40,232,000)          --

    Postemployment Benefits, Net of
      Income Taxes of $430,000  . . . . . . .        --               (672,000)          --

    Deferred Income Taxes . . . . . . . . . .        --              8,346,000           --
                                              --------------    --------------    --------------
                                                     --            (32,558,000)          --
                                              --------------    --------------    --------------

NET INCOME  . . . . . . . . . . . . . . . . . $  104,805,000    $   69,923,000    $   70,345,000
                                              ==============    ==============    ==============


PER SHARE DATA:

    Net Income Before Cumulative Effect of
      Accounting Changes  . . . . . . . . . . $         3.62    $         3.54    $         2.43

    Cumulative Effect of
      Accounting Changes  . . . . . . . . . .           --               (1.12)             --
                                              --------------    --------------    --------------
NET INCOME  . . . . . . . . . . . . . . . . . $         3.62    $         2.42    $         2.43
                                              ==============    ==============    ==============

          The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED BALANCE SHEETS

AS OF JULY 2, 1995 AND JULY 3, 1994


ASSETS                                                                                      1995                  1994
                                                                                            ----                  ----
CURRENT ASSETS:
  Cash and Cash Equivalents . . . . . . . . . . . . . . . . . . . . . . . . . . .       $170,648,000          $221,101,000
  Receivables, Less Reserves of $1,537,000 and $1,678,000, Respectively . . . . .         94,116,000           122,597,000
  Inventories-
    Finished Products and Parts . . . . . . . . . . . . . . . . . . . . . . . . .         96,540,000            55,847,000
    Work in Process . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         40,107,000            27,078,000
    Raw Materials . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          4,027,000             2,745,000
                                                                                        ------------          ------------
        Total Inventories . . . . . . . . . . . . . . . . . . . . . . . . . . . .        140,674,000            85,670,000
  Future Income Tax Benefits  . . . . . . . . . . . . . . . . . . . . . . . . . .         31,376,000            32,868,000
  Prepaid Expenses. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         16,516,000            20,548,000
                                                                                        ------------          ------------
        Total Current Assets  . . . . . . . . . . . . . . . . . . . . . . . . . .        453,330,000           482,784,000
PREPAID PENSION COST  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            --                  8,681,000
DEFERRED INCOME TAX ASSET . . . . . . . . . . . . . . . . . . . . . . . . . . . .          1,866,000                --

PLANT AND EQUIPMENT:
  Land and Land Improvements  . . . . . . . . . . . . . . . . . . . . . . . . . .          9,499,000            10,279,000
  Buildings . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        105,844,000           111,966,000
  Machinery and Equipment . . . . . . . . . . . . . . . . . . . . . . . . . . . .        507,606,000           530,701,000
  Construction in Progress  . . . . . . . . . . . . . . . . . . . . . . . . . . .        103,382,000            16,647,000
                                                                                        ------------          ------------
                                                                                         726,331,000           669,593,000
  Less - Accumulated Depreciation and Unamortized
    Investment Tax Credit . . . . . . . . . . . . . . . . . . . . . . . . . . . .        383,034,000           383,703,000
                                                                                        ------------          ------------
        Total Plant and Equipment, Net  . . . . . . . . . . . . . . . . . . . . .        343,297,000           285,890,000
                                                                                        ------------          ------------
                                                                                        $798,493,000          $777,355,000
                                                                                        ============          ============

LIABILITIES AND SHAREHOLDERS' INVESTMENT
CURRENT LIABILITIES:
  Accounts Payable  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       $ 63,913,000          $ 56,364,000
  Domestic Notes Payable  . . . . . . . . . . . . . . . . . . . . . . . . . . . .          6,750,000                --
  Foreign Loans   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         19,653,000            21,323,000
  Accrued Liabilities -
    Wages and Salaries  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         44,900,000            48,545,000
    Warranty  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         30,353,000            29,800,000
    Taxes, Other Than Income Taxes  . . . . . . . . . . . . . . . . . . . . . . .          5,702,000             6,772,000
    Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         27,862,000            34,837,000
                                                                                        ------------          ------------
        Total Accrued Liabilities . . . . . . . . . . . . . . . . . . . . . . . .        108,817,000           119,954,000
  Federal and State Income Taxes  . . . . . . . . . . . . . . . . . . . . . . . .         (1,878,000)            9,103,000
                                                                                        ------------          ------------
        Total Current Liabilities . . . . . . . . . . . . . . . . . . . . . . . .        197,255,000           206,744,000
DEFERRED INCOME TAX LIABILITY . . . . . . . . . . . . . . . . . . . . . . . . . .            --                 12,317,000
ACCRUED PENSION COST  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          1,606,000               --
ACCRUED EMPLOYEE BENEFITS . . . . . . . . . . . . . . . . . . . . . . . . . . . .         16,447,000            15,423,000
ACCRUED POSTRETIREMENT HEALTH CARE OBLIGATION . . . . . . . . . . . . . . . . . .         68,707,000            64,079,000
LONG-TERM DEBT  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         75,000,000            75,000,000
SHAREHOLDERS' INVESTMENT:
  Common Stock -
    Authorized 60,000,000 shares $.01 Par Value,
      Issued and Outstanding 28,927,000 in 1995
      and 14,463,500 Shares in 1994 . . . . . . . . . . . . . . . . . . . . . . .            289,000               145,000
  Additional Paid-In Capital  . . . . . . . . . . . . . . . . . . . . . . . . . .         41,698,000            42,358,000
  Retained Earnings . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        397,627,000           362,136,000
  Cumulative Translation Adjustments  . . . . . . . . . . . . . . . . . . . . . .           (136,000)             (847,000)
                                                                                        ------------          ------------
        Total Shareholders' Investment  . . . . . . . . . . . . . . . . . . . . .        439,478,000           403,792,000
                                                                                        ------------          ------------
                                                                                        $798,493,000          $777,355,000
                                                                                        ============          ============


          The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' INVESTMENT

FOR THE YEARS ENDED JULY 2, 1995, JULY 3, 1994 AND JUNE 27, 1993

                                                              Additional                      Cumulative
                                                 Common        Paid-In          Retained      Translation
                                                 Stock         Capital          Earnings      Adjustments
                                              -------------   ------------   -------------   -------------
BALANCES JUNE 30, 1992 . . . . . . . . . .    $ 43,391,000    $    -         $272,490,000     $(3,477,000)
  Net Income . . . . . . . . . . . . . . .          -              -           70,345,000          -
  Cash Dividends Paid ($.85 per share) . .          -              -          (24,588,000)         -
  Reduction of Par Value . . . . . . . . .     (43,246,000)    43,246,000          -               -
  Purchase of Common Stock
    for Treasury . . . . . . . . . . . . .          -            (463,000)         -               -
  Proceeds from Exercise of
    Stock Options  . . . . . . . . . . . .          -             100,000          -               -
  Currency Translation Adjustments . . . .          -              -               -           (1,340,000)
  Loss on Foreign Subsidiary . . . . . . .          -              -               -            3,500,000
                                              ------------    -----------    ------------    ------------
BALANCES JUNE 27, 1993 . . . . . . . . . .         145,000     42,883,000     318,247,000      (1,317,000)
  Net Income . . . . . . . . . . . . . . .          -              -           69,923,000          -
  Cash Dividends Paid ($.90 per share) . .          -              -          (26,034,000)         -
  Purchase of Common Stock
    for Treasury . . . . . . . . . . . . .          -            (791,000)         -               -
  Proceeds from Exercise of
    Stock Options  . . . . . . . . . . . .          -             266,000          -               -
  Currency Translation Adjustments . . . .          -              -               -              470,000
                                              ------------    -----------    ------------   -------------
BALANCES JULY 3, 1994  . . . . . . . . . .         145,000     42,358,000     362,136,000        (847,000)
  Net Income . . . . . . . . . . . . . . .          -              -          104,805,000          -
  Cash Dividends Paid ($.98 per share) . .          -              -          (28,348,000)         -
  Distribution of Shares of STRATTEC
    SECURITY CORPORATION . . . . . . . . .          -              -          (40,966,000)      1,226,000
  Two-for-One Stock Split  . . . . . . . .         144,000       (144,000)         -               -
  Purchase of Common Stock
    for Treasury . . . . . . . . . . . . .          -            (915,000)         -               -
  Proceeds from Exercise of
    Stock Options  . . . . . . . . . . . .          -             399,000          -               -
  Currency Translation Adjustments . . . .          -              -               -             (515,000)
                                              ------------    -----------    ------------    ------------
BALANCES JULY 2, 1995  . . . . . . . . . .    $    289,000    $41,698,000    $397,627,000    $   (136,000)
                                              ============    ===========    ============    ============


          The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOW

FOR THE YEARS ENDED JULY 2, 1995, JULY 3, 1994 AND JUNE 27, 1993

Increase (Decrease) in Cash and Cash Equivalents

                                                                      1995                    1994                 1993
                                                                      ----                    ----                 ----
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net Income . . . . . . . . . . . . . . . . . . . . . .         $ 104,805,000          $ 69,923,000           $  70,345,000
  Adjustments to Reconcile Net Income to
    Net Cash Provided by Operating Activities -
    Cumulative Effect of Accounting Changes,
      Net of Income Taxes  . . . . . . . . . . . . . . .               -                  32,558,000                  -
    Depreciation . . . . . . . . . . . . . . . . . . . .           44,445,000             42,950,000              47,222,000
    (Gain) Loss on Disposition of Plant and
      Equipment  . . . . . . . . . . . . . . . . . . . .            1,452,000                (96,000)              4,027,000
    Loss on Foreign Subsidiary . . . . . . . . . . . . .                -                     -                    3,500,000
    Changes in Operating Assets and Liabilities -
      (Increase) Decrease in Receivables . . . . . . . .           11,125,000              2,384,000             (21,366,000)
      (Increase) in Inventories  . . . . . . . . . . . .          (62,753,000)           (11,605,000)             (1,576,000)
      (Increase) in Other Current Assets . . . . . . . .           (4,720,000)           (10,593,000)             (1,893,000)
      Increase (Decrease) in Accounts Payable,
        Accrued Liabilities and Income Taxes . . . . . .           (8,220,000)            38,132,000              13,731,000
      Ohter, Net . . . . . . . . . . . . . . . . . . . .            9,633,000              1,420,000              (3,699,000)
                                                                -------------           ------------           -------------
        Net Cash Provided by Operating Activities. . . .           95,767,000            165,073,000             110,291,000
                                                                -------------           ------------           -------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Additions to Plant and Equipment . . . . . . . . . . .         (131,034,000)           (40,804,000)            (38,110,000)
  Proceeds Received on Sale of Plant and Equipment . . .            2,055,000              7,268,000                 626,000
  Sale (Purchase) of Short-Term Investments  . . . . . .               -                  70,422,000             (70,422,000)
  Decrease in Cash Due to Spin-Off of Lock Business  . .             (174,000)                -                       -
                                                                -------------           ------------           -------------
        Net Cash Provided by (Used in)
          Investing Activities . . . . . . . . . . . . .         (129,153,000)            36,886,000            (107,906,000)
                                                                -------------           ------------           -------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net Borrowings (Repayments) on Loans and
    Notes Payable  . . . . . . . . . . . . . . . . . . .           12,080,000              5,396,000             (15,926,000)
  Cash Dividends Paid  . . . . . . . . . . . . . . . . .          (28,348,000)           (26,034,000)            (24,588,000)
  Purchase of Common Stock for Treasury  . . . . . . . .             (915,000)              (791,000)               (463,000)
  Proceeds from Exercise of Stock Options  . . . . . . .              399,000                266,000                 100,000
                                                                -------------           ------------           -------------
        Net Cash Used in Financing Activities  . . . . .          (16,784,000)           (21,163,000)            (40,877,000)
                                                                -------------           ------------           -------------
EFFECT OF FOREIGN CURRENCY EXCHANGE RATE
  CHANGES ON CASH AND CASH EQUIVALENTS . . . . . . . . .             (283,000)               804,000                (949,000)
                                                                -------------           ------------           -------------
NET INCREASE (DECREASE) IN CASH AND
  CASH EQUIVALENTS . . . . . . . . . . . . . . . . . . .          (50,453,000)           181,600,000             (39,441,000)

CASH AND CASH EQUIVALENTS:
  Beginning of Year. . . . . . . . . . . . . . . . . . .          221,101,000             39,501,000              78,942,000
                                                                -------------           ------------           -------------
  End of Year  . . . . . . . . . . . . . . . . . . . . .        $ 170,648,000           $221,101,000           $  39,501,000
                                                                =============           ============           =============
SUPPLEMENTAL DISCLOSURE OF
  CASH FLOW INFORMATION:
  Interest Paid  . . . . . . . . . . . . . . . . . . . .        $   8,501,000           $  8,997,000           $  11,286,000
                                                                =============           ============           =============
  Income Taxes Paid  . . . . . . . . . . . . . . . . . .        $  88,935,000           $ 77,748,000           $  54,228,000
                                                                =============           ============           =============

          The accompanying notes to consolidated financial statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JULY 2, 1995, JULY 3, 1994 AND JUNE 27, 1993

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The significant accounting policies followed by Briggs & Stratton Corporation and subsidiaries (the Company) in the preparation of these financial statements, as summarized below, are in conformity with generally accepted accounting principles.

Fiscal Year: The Company's fiscal year consists of 52 or 53 weeks, ending on the Sunday nearest the last day of June in each year. Therefore, the 1995 and 1993 fiscal years were 52 weeks long and the 1994 fiscal year was 53 weeks long. All references to years relate to fiscal years rather than calendar years.

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

Inventories: Inventories are stated at cost, which does not exceed market. The last-in, first-out (LIFO) method was used for determining the cost of approximately 93% of total inventories at July 2, 1995, 89% at July 3, 1994 and June 27, 1993. The cost for the remaining portion of the inventories was determined using the first-in, first-out (FIFO) method. If the FIFO inventory valuation method had been used exclusively, inventories would have been $43,582,000, $42,268,000 and $40,888,000 higher in the respective years. The
LIFO inventory adjustment was determined on an overall basis, and accordingly, each class of inventory reflects an allocation based on the FIFO amounts.

Plant and Equipment and Depreciation:
Plant and equipment is stated at cost, and depreciation is computed using the straight-line method at rates based upon the estimated useful lives of the assets.

Expenditures for repairs and maintenance are charged to expense as incurred. Expenditures for major renewals and betterments, which significantly extend the useful lives of existing plant and equipment, are capitalized and depreciated. Upon retirement or disposition of plant and equipment, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in other income.

Investment Tax Credits: The Company follows the deferral method of accounting for the Federal investment tax credit. The credit, which was eliminated in 1986, has been recorded as an addition to accumulated depreciation and is being amortized over the estimated useful lives of the related assets via a reduction of depreciation expense.

The amounts amortized into income in each of the three years were $759,000 in 1995, $830,000 in 1994 and $880,000 in 1993. During 1995, $217,000 was
eliminated in the spin-off, as described in subsequent footnotes. At the end of fiscal years 1995 and 1994, unamortized deferred investment tax credits aggregated $2,249,000 and $3,225,000, respectively.

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

Research and Development Costs: Expenditures relating to the development of new products and processes, including significant improvements and refinements to existing products, are expensed as incurred. The amounts charged against income were $13,112,000 in 1995, $12,520,000 in 1994 and $10,411,000 in 1993.

NOTES...

Accrued Employee Benefits: The Company's life insurance program includes payment of a death benefit to beneficiaries of retired employees. The Company accrues for the estimated cost of these benefits over the estimated working life of the employee. Past service costs for all retired employees have been fully provided for. The Company also accrues for the estimated cost of supplemental retirement and death benefit agreements with executive officers.

Accrued Postretirement Health Care Obligation: During the 1994 fiscal year, the Company adopted the accounting prescribed in Financial Accounting Standard
(FAS) No. 106 (Postretirement Benefits Other Than Pensions). This change and the amounts associated with it are more fully described in subsequent footnotes.

Foreign Currency Translation: Foreign currency balance sheet accounts are translated into United States dollars at the rates of exchange in effect at fiscal year end. Income and expenses are translated at the average rates of exchange in effect during the year. The related translation adjustments are made directly to a separate component of shareholders' investment.

Derivatives: Potential losses on foreign currency hedges with controlled subsidiaries are carried on the balance sheet. Gains and losses related to all other hedges of anticipated transactions are deferred and recognized as adjustments of carrying amounts when the hedged transaction occurs.

Start-Up Costs: It is the Company's policy to expense all start-up costs for new manufacturing plants being constructed. Under this policy, the Company expensed $5,300,000 in fiscal 1995 of start-up costs for plants being constructed, as described in Note 6.

(2) INCOME TAXES:

The provision for income taxes consists of the following (in thousands of dollars):

                         1995          1994          1993
                         ----          ----          ----
Current
   Federal..........   $ 67,255       $62,795       $43,403
   State............     10,644        10,482         7,464
   Foreign..........        873         2,059           818
                       --------       -------       -------
                         78,772        75,336        51,685
Deferred............    (13,202)       (8,096)       (7,625)
                       --------       -------       -------
Total...............   $ 65,570       $67,240       $44,060
                       ========       =======       =======

For 1993, the deferred tax provision was computed in accordance with Accounting Principles Board Opinion No. 11. This provision consisted of the following items (in thousands of dollars):

                                                            1993
                                                            ----
Future income tax effect of tax depreciation
  less than book depreciation..........................   $(3,007)
Tax effect resulting from maintenance and supply
  inventories being capitalized for tax purposes, but
  which continue to be expensed for book purposes......     1,213
Other items............................................    (5,831)
                                                          -------
                                                          $(7,625)
                                                          =======

A reconciliation of the U.S. statutory tax rates to the effective tax rates follows:

                                    1995          1994          1993
                                    ----          ----          ----
U.S. statutory rate...........      35.0%         35.0%         34.0%
State taxes, net of
  Federal tax benefit.........       3.5%          3.6%          3.8%
Foreign Sales Corporation
  tax benefit.................       (.6%)         (.5%)         (.9%)
Loss on foreign subsidiary
  not deductible..............        --            --           1.0%
Other.........................        .6%          1.5%           .6%
                                    -----         -----         -----
Effective tax rate............      38.5%         39.6%         38.5%
                                    =====         =====         =====


NOTES...

At the beginning of fiscal year 1994, the Company adopted FAS No. 109 (Accounting For Income Taxes) which required a change in the recording of deferred taxes. The former method emphasized provisions which were made in the income statement. The emphasis in the new method is on the balance sheet and requires that the amounts to be recorded are the amounts which will eventually be paid out. The adoption of this standard resulted in a cumulative adjustment which was recorded as income totaling $8,346,000 or $.29 per share.

The components of deferred tax assets and liabilities at the end of the fiscal year were (in thousands of dollars):


                                                       1995          1994
                                                       ----          ----
Future Income Tax Benefits:

    Inventory......................................  $  3,710       $  3,675
    Prepaid Expenses...............................       167          1,712
    Payroll Related Accruals.......................     4,153          7,145
    Warranty Reserves..............................    11,838         11,622
    Other Accrued Liabilities......................     8,255          6,727
    Miscellaneous..................................     3,253          1,987
                                                     --------       --------
                                                     $ 31,376       $ 32,868
                                                     ========       ========

Deferred Income Taxes:

    Difference between book and tax methods applied
      to maintenance and supply inventories........  $ (6,618)      $ (4,037)
    Pension Cost...................................      (400)         3,487
    Accumulated Depreciation.......................    39,176         43,866
    Accrued Employee Benefits......................    (6,469)        (6,047)
    Postretirement Health Care Obligation..........   (26,796)       (24,991)
    Miscellaneous..................................      (759)            39
                                                     --------       --------
      Net Deferred Income Tax (Asset) Liability....  $ (1,866)      $ 12,317
                                                     ========       ========

(3) INDUSTRY SEGMENTS:

Certain information concerning the Company's industry segments is presented below (in thousands of dollars):


                                    1995           1994             1993
                                    ----           ----             ----
SALES --
  Engines & parts.............   $1,276,264      $1,197,744       $1,066,053
  Locks.......................       63,413          87,773           73,409
                                 ----------      ----------       ----------
                                 $1,339,677      $1,285,517       $1,139,462
                                 ==========      ==========       ==========

INCOME FROM OPERATIONS --
  Engines & parts.............   $  162,903      $  158,900       $  128,079
  Locks.......................        6,863          12,845            1,346
                                 ----------      ----------       ----------
                                 $  169,766      $  171,745       $  129,425
                                 ==========      ==========       ==========

ASSETS --
  Engines & parts.............   $  798,493      $  467,561       $  458,369
  Locks.......................       --              46,832           49,557
  Unallocated.................       --             262,962          148,181
                                 ----------      ----------       ----------
                                 $  798,493      $  777,355       $  656,107
                                 ==========      ==========       ==========

DEPRECIATION EXPENSE --
  Engines & parts.............   $   42,746      $   40,605       $   44,895
  Locks.......................        1,699           2,345            2,327
                                 ----------      ----------       ----------
                                 $   44,445      $   42,950       $   47,222
                                 ==========      ==========       ==========

EXPENDITURES FOR PLANT AND
EQUIPMENT --
  Engines & parts.............   $  124,604      $   37,398       $   34,251
  Locks.......................        6,430           3,406            3,859
                                 ----------      ----------       ----------
                                 $  131,034      $   40,804       $   38,110
                                 ==========      ==========       ==========

On February 27, 1995, the Company spun off its lock business to its shareholders in a tax-free distribution. This spin-off was accomplished by distributing shares in a newly created corporation on the basis of one share in the new corporation for each five shares of Briggs & Stratton Corporation stock held on February 16, 1995. The newly created corporation, STRATTEC SECURITY
CORPORATION, is publicly traded. This distribution resulted in a charge of $40,966,000 against the retained earnings account and represented the total of the net assets transferred to STRATTEC. The financial statements of Briggs & Stratton Corporation have not been restated to deal with this distribution as a discontinued operation because the amounts were not material.

NOTES...

The preceding Sales, Income From Operations, Depreciation Expense, and Expenditures For Plant and Equipment reflect 1995 data for the lock business from the beginning of the fiscal year to the date of spin-off.

Unallocated assets include cash and cash equivalents, short-term investments, future income tax benefits, prepaid pension costs and other assets.

Export sales for fiscal 1995 were $312,234,000 (23% of total sales), for fiscal 1994 were $264,866,000 (21%) and for fiscal 1993 were $249,610,000 (22%). These sales were principally to customers in European countries.

In the fiscal years 1995, 1994 and 1993, there were sales to three major engine customers that exceeded 10% of total Company net sales. The sales to these customers are summarized below (in thousands of dollars and percent of total Company sales):

                                1995                    1994                    1993
                                ----                    ----                    ----
Customer                  SALES          %        Sales          %        Sales          %
                          -----         ---       -----         ---       -----         ---
A                       $237,241        18%     $234,363        18%     $214,995        19%
B                        189,916        14%      149,397        12%      139,662        12%
C                        155,072        12%      148,091        12%      119,912        11%
                        --------        ---     --------        ---     --------        ---
                        $582,229        44%     $531,851        42%     $474,569        42%
                        ========        ===     ========        ===     ========        ===

(4)  INDEBTEDNESS:

The Company had access to domestic lines of credit totaling $47,000,000 during fiscal year 1995, all of which were unused. These lines will remain available until they expire at various dates, the latest of which is in December, 1995. These lines are renewable annually with arrangements providing amounts for short-term use at the then prevailing rate. There are no significant compensating balance requirements.

The following data relates to domestic notes payable:

                                   1995                    1994
                                   ----                    ----
Balance at Fiscal Year End.....  $6,750,000              $   --

Weighted Average Interest
  Rate at Fiscal Year End......        5.00%                 --


The lines of credit available to the Company in foreign countries are in connection with short-term borrowings and bank overdrafts used in the normal course of business. These amounts total $21,000,000, expire at various times through September, 1995 and are renewable. None of these arrangements had material commitment fees or compensating balance requirements.

The following information relates to the foreign loans:

                                   1995                    1994
                                   ----                    ----
Balance at Fiscal Year End ....  $19,653,000             $21,323,000

Weighted Average Interest
   Rate at Fiscal Year End ....         5.80%                   6.13%


The Company's long-term debt consists of 9.21% Senior Notes due June 15, 2001. Payments on these notes are due in five equal annual installments beginning in 1997. The notes include covenants that limit total borrowings, require maintenance of $200,000,000 minimum net worth and set certain restrictions on the sale or collateralizing of the Company's assets.

NOTES...

(5) OTHER INCOME (EXPENSE):

The components of other income (expense) are (in thousands of dollars):



                                          1995         1994          1993
                                          ----         ----          ----
Interest Income.......................  $ 6,840      $ 3,527       $ 1,640
Gain on sale of German land
  and buildings.......................     --          2,819          --
Loss on the disposition of plant
  and equipment.......................   (1,452)      (2,723)       (4,027)
Loss on foreign subsidiary............     --           --          (3,500)
Income from joint ventures............    2,842        2,307         1,120
Other Items...........................      959        1,043         1,030
                                        -------      -------       -------
Total.................................  $ 9,189      $ 6,973       $(3,737)
                                        =======      =======       =======

The $3,500,000 loss on foreign subsidiary in fiscal year 1993 is the recognition of the cumulative translation adjustment relating to the Company's German subsidiary, which changed business operations during the year from an engine and parts distributor to a commissioned agent.

(6) GUARANTEES AND COMMITMENTS:

The Company is a 50% guarantor on bank loans of two unconsolidated joint ventures. One is in Japan for the manufacture of engines and the second in the United States for the manufacture of parts. These bank loans totaled approximately $18,000,000 at the end of 1995.

The Company previously committed itself to the building of three new engine plants in the United States. It was originally estimated that the incremental capital expenditures for these new plants and plant expansions would total $112,000,000. This amount was subsequently increased by $12,000,000, primarily to reflect more current construction cost estimates at two of the three plants. The Company was also committed to the purchase of a foundry, totaling an additional $20,000,000. A total of $101,500,000 has been spent on these projects through the 1995 fiscal year end and is contained in the Construction In Progress account on the accompanying balance sheet.

The Company has no other material commitments for materials or capital expenditures at July 2, 1995.

NOTES...

(7) STOCK OPTIONS:

In 1990, shareholders approved the Stock Incentive Plan under which 400,000 shares of the Company's common stock were reserved for issuance. In fiscal 1994, shareholders approved an additional 1,250,000 shares for issuance under the Plan, bringing the total shares reserved for issuance to 1,650,000. In fiscal 1995, pursuant to the terms of the Plan, the number of shares reserved for issuance was adjusted to 3,361,935 to reflect the two-for-one stock split and the spin-off of its lock business.

Information on the options outstanding is as follows:



                                       Options Outstanding in Number of
                                              Common Stock Shares
                                       --------------------------------
                                       1995          1994          1993
                                       ----          ----          ----
Balance, beginning of year.........   606,864       390,184       415,000
Granted during the year --
   1994 at $48.369.................     --          253,420          --
   1995 at $45.854.................   552,000          --            --
Increase due to spin-off...........    83,843          --            --
Exercised during the year..........   (43,827)      (19,000)      (24,816)(a)
Terminated during the year.........   (29,260)      (17,740)         --
                                    ---------       -------       -------
Balance, end of year............... 1,169,620       606,864       390,184
                                    =========       =======       =======



<Caption
                                Grant Summary
-------------------------------------------------------------------------------
Fiscal      Grant      Exercise       Date         Options       Expiration
 Year       Date       Price(b)    Exercisable   Outstanding        Date
------      -----      --------    -----------   -----------     ----------
 1990       2-20-90    $13.014     50%, 1-1-94;     22,934           2-19-00
                                   50%, 1-1-95

 1991       2-19-91     14.524     50%, 1-1-95;    112,387           2-18-01
                                   50%, 1-1-96

 1992       5-18-92     21.525     50%, 1-1-96;    208,709           5-17-02
                                   50%, 1-1-97

 1994       8-16-93     48.369       8-16-96       258,085           8-16-98
 1995       8-12-94     45.854       8-12-97       567,505           8-12-99


There were no options granted in fiscal 1993.

(a) Options exercised reflect an acceleration of exercise rights due to employee retirements.

(b) Exercise prices have been adjusted to reflect two-for-one stock split and the spin-off of the Company's lock business.

(8) SHAREHOLDER RIGHTS PLAN:

In 1989, the Board of Directors declared a dividend distribution of one common stock purchase right (a ''right'') for each share of the Company's common stock. Each right, as adjusted for the stock split and spin-off, would entitle shareowners to buy .5409 of one share of the Company's common stock at an exercise price of $39.29 per full common share, subject to adjustment. The rights are not currently exercisable, but would become exercisable if certain events occurred relating to a person or group acquiring or attempting to acquire 20 percent or more of the outstanding shares of common stock. In fiscal 1995, the Board of Directors amended the Rights Plan accelerating the expiration date from January 5, 2000 to July 1, 1996, unless the rights are redeemed or exchanged by the Company earlier.

NOTES...

(9) RETIREMENT PLANS AND POSTRETIREMENT COSTS:

The Company has noncontributory, defined benefit retirement plans covering most employees. The following tables summarize the plans' income and expense, actuarial assumptions, and funded status for the three years indicated (dollars in thousands):

                                                            Qualified Plans                            Supplemental Plans
                                                --------------------------------------       ---------------------------------------
                                                  1995          1994            1993            1995            1994        1993
                                                ---------     ---------       ---------      ----------      ----------   ---------
Income and Expense:
Service Cost-Benefits Earned
  During the Year  . . . . . . . . . . . .      $ 15,098        $ 13,079        $ 12,222        $    453        $   296     $   150
Interest Cost on Projected
  Benefit Obligation   . . . . . . . . . .        39,877          36,408          35,448             904            706         542
Actual Return on Plan Assets . . . . . . .       (89,941)         (7,152)        (56,232)             (3)            (3)         (2)
Net Amortization, Deferral
  and Windows  . . . . . . . . . . . . . .        37,078         (42,978)          8,577             333            380         198
                                                --------        --------        --------        --------        -------     -------
Net Periodic Pension
  Expense (Income) . . . . . . . . . . . .      $  2,112        $   (643)       $     15        $  1,687        $ 1,379     $   888
                                                ========        ========        ========        ========        =======     =======
Actuarial Assumptions:
Discount Rate Used to Determine
  Present Value of Projected
  Benefit Obligation . . . . . . . . . . .          7.75%           7.75%           8.25%           7.75%          7.75%       8.25%
Expected Rate of Future
  Compensation Level Increases . . . . . .           5.5%            5.5%            5.5%            5.5%           5.5%        6.5%
Expected Long-Term Rate of
  Return on Plan Assets  . . . . . . . . .           9.0%            9.0%            9.0%            9.0%           9.0%        9.0%

Funded Status:
Actuarial Present Value of
  Benefit Obligations:
    Vested . . . . . . . . . . . . . . . .      $389,117        $359,383        $326,062        $  7,991        $ 6,560     $ 5,592
    Non-Vested . . . . . . . . . . . . . .        36,144          34,382          37,623               6             23           4
                                                --------        --------        --------        --------        -------     -------
   Accumulated Benefit
    Obligation   . . . . . . . . . . . . .       425,261         393,765         363,685           7,997          6,583       5,596
Effect of Projected Future
  Wage and Salary Increases  . . . . . . .       124,651         112,771         101,471           4,679          3,267       1,410
                                                --------        --------        --------        --------        -------     -------
  Projected Benefit Obligation . . . . . .       549,912         506,536         465,156          12,676          9,850       7,006
Plan Assets at Fair Market Value . . . . .       609,385         560,585         578,780             100            103          58
                                                --------        --------        --------        --------        -------     -------
Plan Assets in Excess of (Less Than)
  Projected Benefit Obligation . . . . . .        59,473          54,049         113,624         (12,576)        (9,747)     (6,948)
Remaining Unrecognized Net
  Obligation (Asset) Arising
  from the Initial Application of
  SFAS No. 87  . . . . . . . . . . . . . .       (36,902)        (43,776)        (49,256)            258            336         414
Unrecognized Net Loss (Gain) . . . . . . .       (21,992)           (502)        (55,560)          5,277          3,416       2,486
Unrecognized Prior Service Cost  . . . . .        (2,185)         (1,090)         (1,206)          1,102          1,176          -
                                                --------        --------        --------        --------        -------     -------
Prepaid (Accrued) Pension Cost . . . . . .      $ (1,606)       $  8,681        $  7,602        $ (5,939)       $(4,819)    $(4,048)
                                                ========        ========        ========        ========        ========    =======

As part of the spin-off of the lock business as described in Note 3, the Company's pension trust transferred $15,872,000 in plan assets to STRATTEC SECURITY CORPORATION. This transfer also resulted in an increase of $5,000,000 in the prepaid pension cost account.

NOTES . . .

The Company offered early retirement windows to certain of its Milwaukee union members during the 1995 fiscal year. As a result, $13,806,000 was added to pension expense and $5,253,000 was added to postretirement health care expense in the fourth quarter of the 1995 fiscal year.

The defined benefit pension plan which covers most U.S. non-Wisconsin hourly employees will be liquidated and replaced by a defined contribution retirement plan at the beginning of the 1996 calendar year. The plan to be replaced contains $2,381,000 of plan assets and $1,976,000 of accumulated benefit obligation.

Salaried employees of the Company may participate in a salary reduction deferred compensation plan. The Company makes matching contributions of $.50 for every $1.00 deferred by a participant to a maximum of 3% of each participant's salary. Company contributions totaled $1,756,000 in 1995, $1,630,000 in 1994 and $1,461,000 in 1993.

At the beginning of fiscal year 1994, the Company adopted two Statements of Financial Accounting Standards (FAS) as follows:

   FAS 106 - Postretirement Benefits Other Than Pensions -

    This standard requires that the Company record the expected cost of health care and life insurance benefits during the years that the employees render service - a significant change from the preceding method which recognized health care benefits on a cash basis. Postretirement life insurance benefits were previously being accounted for in a manner substantially emulating the new standards, so no adjustment was necessary. The cumulative effect of this change in accounting for postretirement health care benefits was a charge totaling $65,954,000 on a before tax basis or $40,232,000 on an after tax basis ($1.39 per share). The additional annual cost of accruing this cost over the former method was approximately $2,000,000.

    For measurement purposes, a 10.5% annual rate of increase in the per capita cost of covered health care claims was assumed for the years 1995 through 1997, decreasing gradually to 6% for the year 2007. The health care cost trend rate assumption has a significant effect on the amounts reported. The rates, if increased by 1%, would add $7,428,000 to the accumulated postretirement benefit and $902,000 to the service and interest cost for the year.

    The discount rate used in determining the accumulated postretirement benefit obligations was 7.75% compounded annually. Both the health care and life insurance plans are unfunded.

    The components of the accumulated postretirement benefit obligations were (in thousands of dollars):

                                              Health Care
                                              -----------
                                            1995      1994
                                            ----      ----
        Retirees . . . . . . . . . . . .  $33,801   $20,063
        Fully Eligible
          Plan Participants  . . . . . .    4,990    12,110
        Other Active Participants. . . .   34,616    36,155
                                          -------   -------
                                          $73,407   $68,328
        Unrecognized net obligation  . .      --        --
        Unrecognized gain  . . . . . . .      --        151
                                          -------   -------
                                          $73,407   $68,479
        Less current portion . . . . . .    4,700     4,400
                                          -------   -------
                                          $68,707   $64,079
                                          =======   =======

                                            Life Insurance
                                            --------------
                                            1995      1994
                                            ----      ----
        Retirees . . . . . . . . . . . .  $ 8,553   $ 7,988
        Fully Eligible
          Plan Participants. . . . . . .    1,453     1,299
        Other Active Participants. . . .    1,588     1,402
                                          -------   -------
                                          $11,594   $10,689
        Unrecognized net obligation. . .     (600)     (658)
        Unrecognized loss  . . . . . . .   (1,096)      (41)
                                          -------   -------
                                          $ 9,898   $ 9,990
        Less current portion . . . . . .      --        --
                                          -------   -------
                                          $ 9,898   $ 9,990
                                          =======   =======


    The current portion of the health care component above represents the benefits expected to be paid within the next twelve months and is included in the caption Accrued Liabilities in the accompanying balance sheet. The net health care balance has its own caption in this balance sheet. The life insurance component is included in the caption Accrued Employee Benefits.

NOTES ...

   The net periodic postretirement costs recorded were (in thousands of dollars):

                                                                                    Health Care
                                                                                --------------------
                                                                                1995            1994
                                                                                ----            ----
      Service Cost-Benefits attributed to service during the year.........      $1,680          $1,768
      Interest cost on accumulated benefit obligation ....................       5,150           4,951
                                                                                ------          ------
                                                                                $6,830          $6,719
                                                                                ======          ======
                                                                                   Life Insurance
                                                                                ---------------------
                                                                                1995             1994
                                                                                ----             ----
      Service Cost-Benefits attributed to service during the year.........      $   73          $   75
      Interest cost on accumulated benefit obligation ....................         801             786
      Other ..............................................................          47              47
                                                                                ------          ------
                                                                                $  921          $  908
                                                                                ======          ======

   The cost of retiree health care benefits which were expensed when claims were paid under the previous accounting method in fiscal 1993 totaled $4,522,000.

FAS 112 - Postemployment Benefits -

   This standard was also adopted in fiscal 1994 and required that the Company record the expected cost of postemployment benefits (not to be confused with the postretirement benefits described in the preceding paragraphs), also over the years that employees render service. These benefits are substantially smaller amounts because they apply only to employees who permanently terminate employment prior to retirement. The cumulative effect of this change was a charge totaling $1,102,000 or $672,000 after taxes ($.02 per share). There will be no significant increase in the annual costs of these plans.

   The items included in this amount are disability payments, life insurance and medical benefits, and these amounts are also discounted using a 7.75% interest rate.

   The balance in this reserve at the end of fiscal 1995 was $1,106,000 and at the end of fiscal 1994 was $1,119,000. Both were included in the caption Accrued Employee Benefits in the accompanying balance sheets.

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

The estimated fair values of the Company's financial instruments are as follows (in thousands of dollars):


                                                                 1995
                                                        ----------------------
                                                        Carrying        Fair
                                                         Amount        Value
                                                        --------      --------
Cash and Cash Equivalents ............................   $170,648      $170,648
Long-Term Debt ......................................    $ 75,000      $ 81,500

                                                                 1994
                                                        ----------------------
                                                        Carrying        Fair
                                                         Amount        Value
                                                        --------      --------
Cash and Cash Equivalents ...........................   $221,101      $221,101
Long-Term Debt ......................................   $ 75,000      $ 77,889


NOTES...

(11) STOCK SPLIT:

On October 19, 1994, shareholders approved a doubling of the authorized common stock shares to 60,000,000. This allowed the Company to effect a 2-for-1 stock split previously authorized by the Board of Directors. The distribution on November 14, 1994 increased the number of shares outstanding from 14,463,500 to 28,927,000. The amount of $144,000 was transferred from the additional paid-in capital account to the common stock account to record this distribution. All per share amounts in this report have been restated to reflect this stock split.

(12) FOREIGN EXCHANGE RISK MANAGEMENT:

The Company enters into forward exchange contracts to hedge purchase and sale commitments denominated in foreign currencies. The term of these currency derivatives never exceeds one year and the purpose is to protect the Company from the risk that the eventual dollars being transferred will be adversely affected by changes in exchange rates.

The Company has forward foreign currency exchange contracts to purchase 5.2 billion Japanese yen for $63 million through June, 1996. These contracts are used to hedge the commitments to purchase engines from the Company's Japanese joint venture and accordingly any gain or loss has been deferred at the end of the 1995 fiscal year. The amount deferred was a loss of approximately $2,000,000.

The Company's foreign subsidiaries have the following forward currency contracts outstanding at the end of fiscal 1995:

                                  In Millions
                             ---------------------
                              Local         U.S.          Latest
Currency                     Currency      Dollars     Expiration Date
--------                     --------      -------     ---------------
German Deutschemarks......     10.4          7.0       November, 1995
Australian Dollars........      1.5          1.1       October, 1995
Canadian Dollars..........      4.4          3.2       June, 1996


The estimated losses on these contracts has been fully provided for by the Company.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of
Briggs & Stratton Corporation:

We have audited the accompanying consolidated balance sheets of Briggs & Stratton Corporation (a Wisconsin Corporation) and subsidiaries as of July 2, 1995 and July 3, 1994, and the related consolidated statements of income, shareholders' investment and cash flows for each of the three years in the period ended July 2, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Briggs & Stratton Corporation and subsidiaries as of July 2, 1995 and July 3, 1994, and the results of their operations and their cash flows for each of the three years in the period ended July 2, 1995, in conformity with generally accepted accounting principles.

As discussed in Notes 2 and 9 to the consolidated financial statements, effective at the beginning of the 1994 fiscal year, the Company changed its methods of accounting for postretirement benefits other than pensions, postemployment benefits and income taxes.

              ARTHUR ANDERSEN LLP

Milwaukee, Wisconsin,
July 28, 1995.