Form 10-K, Exhibit 13
period 1996-06-30
BRIGGS & STRATTON CORP
filed 1996-09-27
CIK 14195

                 BRIGGS & STRATTON CORPORATION AND SUBSIDIARIES

                                 EXHIBIT NO. 13
           ANNUAL REPORT TO SHAREHOLDERS FOR YEAR ENDED JUNE 30, 1996

CONSOLIDATED STATEMENTS OF INCOME



 FOR THE YEARS ENDED JUNE 30, 1996, JULY 2, 1995 AND JULY 3, 1994
                                                           1996                1995               1994
                                                           ----                ----               ----
NET SALES .............................            $  1,287,029,000     $  1,339,677,000   $  1,285,517,000

COST OF GOODS SOLD ....................               1,025,281,000        1,068,059,000      1,018,977,000
                                                     --------------       --------------      -------------
    Gross Profit on Sales .............                 261,748,000          271,618,000        266,540,000

ENGINEERING, SELLING,
  GENERAL AND
  ADMINISTRATIVE EXPENSES .............                 108,339,000          101,852,000         94,795,000
                                                     --------------       --------------      -------------
    Income from Operations ............                 153,409,000          169,766,000        171,745,000

INTEREST EXPENSE ......................                 (10,069,000)          (8,580,000)        (8,997,000)

OTHER INCOME, Net .....................                   5,712,000            9,189,000          6,973,000
                                                     --------------       --------------      -------------

 Income Before Provision for
    Income Taxes ......................                 149,052,000          170,375,000        169,721,000
PROVISION FOR INCOME TAXES ............                  56,640,000           65,570,000         67,240,000
                                                     --------------       --------------      -------------

 Net Income Before Cumulative Effect of
    Accounting Changes ................                  92,412,000          104,805,000        102,481,000

CUMULATIVE EFFECT OF
 ACCOUNTING CHANGES FOR:

    Postretirement Health Care, Net of
     Income Taxes of $25,722,000 ......                     -                    -              (40,232,000)

    Postemployment Benefits, Net of
     Income Taxes of $430,000 .........                     -                    -                 (672,000)

    Deferred Income Taxes .............                     -                    -                8,346,000
                                                     --------------       --------------      -------------
                                                            -                    -              (32,558,000)
                                                     --------------       --------------      -------------
NET INCOME ............................              $   92,412,000       $  104,805,000      $  69,923,000
                                                     ==============       ==============      =============

PER SHARE DATA:
    Net Income Before Cumulative Effect of
     Accounting Changes ...............              $         3.19       $         3.62      $        3.54

    Cumulative Effect of
     Accounting Changes ...............                     -                    -                    (1.12)
                                                     --------------       --------------      -------------
    Net Income ........................              $         3.19       $         3.62      $        2.42
                                                     ==============       ==============      =============


  The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED BALANCE SHEETS





AS OF JUNE 30, 1996 AND JULY 2, 1995
ASSETS                                                                                 1996                1995
                                                                                 --------------       -------------
CURRENT ASSETS:
  Cash and Cash Equivalents ..............................................       $  150,639,000       $ 170,648,000
  Receivables, Less Reserves of $1,544,000 and $1,537,000, Respectively...          119,346,000          94,116,000
  Inventories -
    Finished Products and Parts ..........................................           96,078,000          96,540,000
    Work in Process ......................................................           36,932,000          40,107,000
    Raw Materials ........................................................            4,393,000           4,027,000
                                                                                 --------------       -------------
      Total Inventories ..................................................          137,403,000         140,674,000
  Future Income Tax Benefits .............................................           29,589,000          31,376,000
  Prepaid Expenses .......................................................           19,410,000          16,516,000
                                                                                 --------------       -------------
      Total Current Assets ...............................................          456,387,000         453,330,000
PREPAID PENSION COST .....................................................            4,682,000              -
DEFERRED INCOME TAX ASSET ................................................            2,883,000           1,866,000
PLANT AND EQUIPMENT:
  Land and Land Improvements .............................................           15,603,000           9,499,000
  Buildings ..............................................................          147,670,000         105,844,000
  Machinery and Equipment ................................................          594,608,000         507,606,000
  Construction in Progress ...............................................           18,757,000         103,382,000
                                                                                 --------------       -------------
                                                                                    776,638,000         726,331,000

  Less - Accumulated Depreciation and Unamortized
    Investment Tax Credit ................................................          402,426,000         383,034,000
                                                                                 --------------       -------------
        Total Plant and Equipment, Net ...................................          374,212,000         343,297,000
                                                                                 --------------       -------------
                                                                                 $  838,164,000       $ 798,493,000
                                                                                 ==============       =============
LIABILITIES AND SHAREHOLDERS' INVESTMENT
CURRENT LIABILITIES:
  Accounts Payable .......................................................       $   65,642,000       $  63,913,000
  Domestic Notes Payable .................................................            5,000,000           6,750,000
  Foreign Loans ..........................................................           14,922,000          19,653,000
  Current Maturities on Long-Term Debt ...................................           15,000,000              -
  Accrued Liabilities -
    Wages and Salaries ...................................................           25,488,000          44,900,000
    Warranty .............................................................           26,257,000          30,353,000
    Other ................................................................           31,187,000          33,564,000
                                                                                 --------------       -------------
      Total Accrued Liabilities ..........................................           82,932,000         108,817,000
  Federal and State Income Taxes .........................................            6,683,000          (1,878,000)
                                                                                 --------------       -------------
      Total Current Liabilities ..........................................          190,179,000         197,255,000
ACCRUED PENSION COST .....................................................                -               1,606,000
ACCRUED EMPLOYEE BENEFITS ................................................           18,431,000          16,447,000
ACCRUED POSTRETIREMENT HEALTH CARE OBLIGATION ............................           69,049,000          68,707,000
LONG-TERM DEBT ...........................................................           60,000,000          75,000,000
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS' INVESTMENT:
  Common Stock -
    Authorized 60,000,000 shares $.01 Par Value,
      Issued and Outstanding 28,927,000 in 1996 and 1995 .................              289,000             289,000
  Additional Paid-In Capital .............................................           40,898,000          41,698,000
  Retained Earnings ......................................................          459,666,000         397,627,000
  Cumulative Translation Adjustments .....................................             (348,000)           (136,000)
                                                                                  -------------       -------------
      Total Shareholders' Investment .....................................          500,505,000         439,478,000
                                                                                  -------------       -------------
                                                                                  $ 838,164,000       $ 798,493,000
                                                                                  =============       =============

  The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' INVESTMENT

FOR THE YEARS ENDED JUNE 30, 1996, JULY 2, 1995 AND JULY 3, 1994

                                                                        Additional                      Cumulative
                                                           Common        Paid-In        Retained        Translation
                                                            Stock        Capital        Earnings        Adjustments
                                                            -----       ----------      --------        -----------
BALANCES, JUNE 27, 1993 .......................          $ 145,000     $ 42,883,000    $ 318,247,000    $ (1,317,000)
   Net Income .................................             -                -            69,923,000          -
   Cash Dividends Paid ($.90 per share) .......             -                -           (26,034,000)         -
   Purchase of Common Stock
     for Treasury .............................             -              (791,000)          -               -
   Proceeds from Exercise of
     Stock Options ............................             -               266,000           -               -
   Currency Translation Adjustments ...........             -                -                -              470,000
                                                         ---------     ------------    -------------    ------------
BALANCES, JULY 3, 1994                                     145,000       42,358,000      362,136,000        (847,000)
   Net Income.................................              -                -           104,805,000          -
   Cash Dividends Paid ($.98 per share).......              -                -           (28,348,000)         -
   Distribution of Shares of STRATTEC
       SECURITY CORPORATION ..................              -                -           (40,966,000)      1,226,000
   Two-for-One Stock Split ...................             144,000         (144,000)          -               -
   Purchase of Common Stock
     for Treasury ............................              -              (915,000)          -               -
   Proceeds from Exercise of
     Stock Options ...........................              -               399,000           -               -
   Currency Translation Adjustments ..........              -                -                -             (515,000)
                                                         ---------     ------------    -------------    ------------
BALANCES, JULY 2, 1995 .......................             289,000       41,698,000      397,627,000        (136,000)
   Net Income ................................              -                -            92,412,000          -
   Cash Dividends Paid ($1.05 per share)......              -                -           (30,373,000)         -
   Purchase of Common Stock
     for Treasury ............................              -            (1,185,000)          -               -
   Proceeds from Exercise of
     Stock Options ...........................              -               385,000           -               -
   Currency Translation Adjustments ..........              -                -                -             (212,000)
                                                         ---------     ------------    -------------    ------------
BALANCES, JUNE 30, 1996 ......................           $ 289,000     $ 40,898,000    $ 459,666,000    $   (348,000)
                                                         =========     ============    =============    ============





  The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOW

FOR THE YEARS ENDED JUNE 30, 1996, JULY 2, 1995 AND JULY 3, 1994

Increase (Decrease) in Cash and Cash Equivalents

                                                                           1996          1995           1994
                                                                           ----          ----           ----
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net Income ................................................        $ 92,412,000   $ 104,805,000   $ 69,923,000
  Adjustments to Reconcile Net Income to
    Net Cash Provided by Operating Activities -
    Cumulative Effect of Accounting Changes,
      Net of Income Taxes ...................................              -               -          32,558,000
    Depreciation ............................................          43,032,000      44,445,000     42,950,000
    (Gain) Loss on Disposition of Plant and Equipment .......           2,692,000       1,452,000        (96,000)
    Change in Operating Assets and Liabilities -
     (Increase) Decrease in Receivables .....................         (25,230,000)     11,125,000      2,384,000
     (Increase) Decrease in Inventories .....................           3,271,000     (62,753,000)   (11,605,000)
     (Increase) in Other Current Assets .....................          (1,107,000)     (4,720,000)   (10,593,000)
     Increase (Decrease) in Accounts Payable,
       Accrued Liabilities and Income Taxes .................         (15,595,000)     (8,220,000)    38,132,000
     Other, Net .............................................          (4,979,000)      9,633,000      1,420,000
                                                                    -------------   -------------   ------------
       Net Cash Provided by Operating Activities ............          94,496,000      95,767,000    165,073,000
                                                                    -------------   -------------   ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Additions to Plant and Equipment ..........................         (77,746,000)   (131,034,000)   (40,804,000)
  Proceeds Received on Sale of Plant and Equipment ..........           1,069,000       2,055,000      7,268,000
  Sale of Short-Term Investments ............................              -               -          70,422,000
  Decrease in Cash Due to Spin-Off of Lock Business .........              -             (174,000)        -
                                                                    -------------   -------------   ------------
       Net Cash Provided by (Used in) Investing Activities            (76,677,000)   (129,153,000)    36,886,000
                                                                    -------------   -------------   ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net Borrowings (Repayments) on Loans and Notes Payable ....          (6,481,000)     12,080,000      5,396,000
  Cash Dividends Paid .......................................         (30,373,000)    (28,348,000)   (26,034,000)
  Purchase of Common Stock for Treasury .....................          (1,185,000)       (915,000)      (791,000)
  Proceeds from Exercise of Stock Options ...................             385,000         399,000        266,000
                                                                    -------------   -------------   ------------
       Net Cash Used in Financing Activities ................         (37,654,000)    (16,784,000)   (21,163,000)
                                                                    -------------   -------------   ------------
EFFECT OF FOREIGN CURRENCY EXCHANGE RATE
  CHANGES ON CASH AND CASH EQUIVALENTS ......................            (174,000)       (283,000)       804,000
                                                                    -------------   -------------   ------------
NET INCREASE (DECREASE) IN CASH AND
  CASH EQUIVALENTS ..........................................         (20,009,000)    (50,453,000)   181,600,000
CASH AND CASH EQUIVALENTS:
  Beginning of Year .........................................         170,648,000     221,101,000     39,501,000
                                                                    -------------   -------------   ------------
  End of Year ...............................................       $ 150,639,000   $ 170,648,000   $221,101,000
                                                                    =============   =============   ============
SUPPLEMENTAL DISCLOSURE OF
 CASH FLOW INFORMATION:
  Interest Paid .............................................       $  10,137,000   $   8,501,000   $  8,997,000
                                                                    =============   =============   ============
  Income Taxes Paid .........................................       $  48,865,000   $  88,935,000   $ 77,748,000
                                                                    =============   =============   ============



  The accompanying notes to consolidated financial statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


FOR THE YEARS ENDED JUNE 30, 1996, JULY 2, 1995 AND JULY 3, 1994


(1)     NATURE OF OPERATIONS:

Briggs & Stratton Corporation (the Company) is a U.S. based producer of air cooled gasoline engines. These engines are sold primarily to original equipment manufacturers of lawn and garden equipment and other gasoline engine powered equipment worldwide.

(2)     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Fiscal Year: The Company's fiscal year consists of 52 or 53 weeks, ending on the Sunday nearest the last day of June in each year. Therefore, the 1996 and 1995 fiscal years were 52 weeks long and the 1994 fiscal year was 53 weeks long. All references to years relate to fiscal years rather than calendar years.

Principles of Consolidation: The consolidated financial statements include the accounts of Briggs & Stratton Corporation and its wholly owned domestic and foreign subsidiaries after elimination of intercompany accounts and transactions.

Accounting Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents: This caption includes cash and certificates of deposit. The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Inventories: Inventories are stated at cost, which does not exceed market. The last-in, first-out (LIFO) method was used for determining the cost of approximately 93% of total inventories at June 30, 1996 and at July 2, 1995 and 89% at July 3, 1994. The cost for the remaining portion of the inventories was determined using the first-in, first-out (FIFO) method. If the FIFO inventory valuation method had been used exclusively, inventories would have been $48,125,000, $43,582,000 and $42,268,000 higher in the respective years. The
LIFO inventory adjustment was determined on an overall basis, and accordingly, each class of inventory reflects an allocation based on the FIFO amounts.

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

The amounts amortized into income in each of the three years were $672,000 in 1996, $759,000 in 1995 and $830,000 in 1994. During 1995, $217,000 was
eliminated in the spin-off, as described in subsequent footnotes. At the end of fiscal years 1996 and 1995, unamortized deferred investment tax credits aggregated $1,577,000 and $2,249,000, respectively.

NOTES . . .

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

Research and Development Costs: Expenditures relating to the development of new products and processes, including significant improvements and refinements to existing products, are expensed as incurred. The amounts charged against income were $12,737,000 in 1996, $13,112,000 in 1995 and $12,520,000 in 1994.

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

Accrued Postretirement Health Care Obligation: During the 1994 fiscal year, the Company adopted Financial Accounting Standard (FAS) No. 106 (Postretirement Benefits Other Than Pensions). This change and the amounts associated with it are more fully described in subsequent footnotes.

Advertising Costs: Advertising costs, included in Engineering, Selling, General and Administrative Expenses on the accompanying Consolidated Statement of Income, are expensed as incurred. These expenses totaled $7,066,000 in 1996, $6,357,000 in 1995 and $5,411,000 in 1994.

Foreign Currency Translation: Foreign currency balance sheet accounts are translated into United States dollars at the rates of exchange in effect at fiscal year end. Income and expenses are translated at the average rates of exchange in effect during the year. The related translation adjustments are made directly to a separate component of shareholders' investment.

Derivatives: Potential gains and losses on foreign currency hedges with controlled subsidiaries are carried on the balance sheet. Gains and losses related to all other hedges of anticipated transactions are deferred and recognized as adjustments of carrying amounts when the hedged transaction occurs.

Start-Up Costs: It is the Company's policy to expense all start-up costs for new manufacturing plants. Under this policy, the Company expensed $11,660,000 in fiscal 1996 and $5,300,000 in fiscal 1995.

Impairment of Assets: In 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of ". This new standard requires companies to assess the need for adjustment to carrying values of assets when an indicator of impairment is present. The Company adopted this standard during the 1996 fiscal year and determined that it has no impaired assets.

(3)     INCOME TAXES:

The provision for income taxes consists of the following (in thousands of dollars):

                           1996           1995           1994
Current                    ----           ----           ----
  Federal ............  $  46,448     $  67,255      $  62,795
  State ..............      7,768        10,644         10,482
  Foreign ............      1,654           873          2,059
                        ---------     ---------      ---------
                           55,870        78,772         75,336
Deferred .............        770       (13,202)        (8,096)
                        ---------     ---------      ---------
Total                   $  56,640     $  65,570      $  67,240
                        =========     =========      =========

A reconciliation of the U.S. statutory tax rates to the effective tax rates follows:

                                  1996       1995        1994
                                  ----       ----        ----
U.S. statutory rate .........     35.0%      35.0%       35.0%
State taxes, net of
  Federal tax benefit .......      3.4%       3.5%        3.6%
Foreign Sales Corporation
  tax benefit ...............      (.7%)      (.6%)       (.5%)
Other .......................       .3%        .6%        1.5%
                                  ----       ----        ----
Effective tax rate ..........     38.0%      38.5%       39.6%
                                  ====       ====        ====

NOTES . . .


At the beginning of fiscal year 1994, the Company adopted FAS No. 109 (Accounting For Income Taxes) which required a change in the recording of deferred taxes. The former method emphasized provisions which were made in the income statement. The emphasis in the new method is on the balance sheet and requires that the amounts to be recorded are the amounts which will eventually be paid out. The adoption of this standard resulted in a cumulative adjustment which was recorded as income totaling $8,346,000 or $ .29 per share.

The components of deferred tax assets and liabilities at the end of the fiscal year were (in thousands of dollars):


                                                   1996            1995
                                                   ----            ----
Future Income Tax Benefits:
   Inventory ..............................  $    2,518      $    3,710
   Prepaid Expenses .......................        (158)            167
   Payroll Related Accruals ...............       4,658           4,153
   Warranty Reserves ......................      10,240          11,838
   Other Accrued Liabilities ..............       8,453           8,255
   Miscellaneous ..........................       3,878           3,253
                                             ----------      ----------
                                             $   29,589      $   31,376
                                             ==========      ==========
Deferred Income Taxes:

   Difference between book and
     tax methods applied to
     maintenance and supply
     inventories ..........................  $    9,982      $    6,618
   Pension Cost ...........................      (1,679)            400
   Accumulated Depreciation ...............     (41,768)        (39,176)
   Accrued Employee Benefits ..............       7,232           6,469
   Postretirement .........................
     Health Care Obligation ...............      26,929          26,796
   Miscellaneous ..........................       2,187             759
                                             ----------      ----------
                                             $    2,883      $    1,866
                                             ==========      ==========


The Company has not recorded deferred income taxes applicable to undistributed earnings of foreign subsidiaries that are indefinitely reinvested in foreign operations. These undistributed earnings amounted to approximately $5,200,000 at June 30, 1996. If these earnings were remitted to the U.S., they would be subject to U.S. income tax. However, this tax would be substantially less than the U.S. statutory income tax because of available foreign tax credits.

(4)     INDUSTRY SEGMENTS:
Certain information concerning the Company's industry segments is presented below (in thousands of dollars):



                                         1995              1994
                                         ----              ----
SALES -
  Engines & parts ................   $   1,276,264    $   1,197,744
  Locks ..........................          63,413           87,773
                                     -------------    -------------
                                     $   1,339,677    $   1,285,517
                                     =============    =============
INCOME FROM OPERATIONS -
  Engines & parts ................   $     162,903    $     158,900
  Locks ..........................           6,863           12,845
                                     -------------    -------------
                                     $     169,766    $     171,745
                                     =============    =============
ASSETS -
  Engines & parts ................   $     798,493    $     467,561
  Locks ..........................             -             46,832
  Unallocated ....................             -            262,962
                                     -------------    -------------
                                     $     798,493    $     777,355
                                     =============    =============
DEPRECIATION EXPENSE -
  Engines & parts ................   $      42,746    $      40,605
  Locks ..........................           1,699            2,345
                                     -------------    -------------
                                     $      44,445    $      42,950
                                     =============    =============
EXPENDITURES FOR PLANT
AND EQUIPMENT -
  Engines & parts ................   $     124,604    $      37,398
  Locks ..........................           6,430            3,406
                                     -------------    -------------
                                     $     131,034    $      40,804
                                     =============    =============


On February 27, 1995, the Company spun off its lock business to its shareholders in a tax-free distribution. This spin-off was accomplished by distributing shares in a newly created corporation on the basis of one share in the new corporation for each five shares of Briggs & Stratton Corporation stock held on February 16, 1995. The newly created corporation, STRATTEC SECURITY CORPORATION, is publicly traded. This distribution resulted in a charge of $40,966,000 against the retained earnings account and represented the total of the net assets transferred to STRATTEC. The financial statements of Briggs & Stratton Corporation have not been restated to deal with this distribution as a discontinued operation because the amounts were not material. Because of the spin-off, no industry segment data is being presented for 1996.

NOTES . . .


The preceding Sales, Income From Operations, Depreciation Expense, and Expenditures For Plant and Equipment reflect 1995 data for the lock business from the beginning of the fiscal year to the date of spin-off.

Unallocated assets include cash and cash equivalents, short-term investments, future income tax benefits, prepaid pension costs and other assets.

Export sales for fiscal 1996 were $323,747,000 (25% of total sales), for fiscal 1995 were $312,234,000 (23%) and for fiscal 1994 were $264,866,000 (21%). These sales were principally to customers in European countries.

In the fiscal years 1996, 1995 and 1994, there were sales to three major engine customers that exceeded 10% of total Company net sales. The sales to these customers are summarized below (in thousands of dollars and percent of total Company sales):


                1996             1995              1994
                ----             ----              ----
Customer     Sales    %      Sales     %       Sales     %
             -----    -      -----     -       -----     -
   A       $267,257  21%   $237,241   18%     $234,363  18%
   B       $177,314  14%   $155,072   12%     $148,091  12%
   C       $163,065  13%   $189,916   14%     $149,397  12%
           --------  --    --------   --      --------  --
           $607,636  48%   $582,229   44%     $531,851  42%
           ========  ==    ========   ==      ========  ==


(5)     INDEBTEDNESS:

The Company had access to domestic lines of credit totaling $47,000,000 at June 30, 1996. These lines will remain available until cancelled by either party. They provide amounts for short-term use at the then prevailing rate. There are no significant compensating balance requirements and no borrowings at June 30, 1996 using these lines of credit.

The following data relates to domestic notes payable:


                                 1996            1995
                                 ----            ----
Balance at
  Fiscal Year End ........   $ 5,000,000     $ 6,750,000

Weighted Average
  Interest Rate at
  Fiscal Year End ........          6.10%           5.00%


The lines of credit available to the Company in foreign countries are in connection with short-term borrowings and bank overdrafts used in the normal course of business. These amounts total $18,500,000, expire at various times through November, 1997 and are renewable. None of these arrangements had material commitment fees or compensating balance requirements.

The following information relates to the foreign loans:


                                 1996            1995
                                 ----            ----
Balance at
  Fiscal Year End ........  $ 14,922,000     $ 19,653,000

Weighted Average
 Interest Rate at
 Fiscal Year End  ........          4.60%            5.80%


The Company's long-term debt consists of 9.21% Senior Notes due June 15, 2001. Payments on these notes are due in five equal annual installments beginning in 1997. The notes include covenants that limit total borrowings, require maintenance of $200,000,000 minimum net worth and set certain restrictions on the sale or collateralizing of the Company's assets.

(6)     OTHER INCOME (EXPENSE):

The components of other income (expense) are (in thousands of dollars):


                                1996        1995         1994
                                ----        ----         ----
Interest income ..........   $ 4,477      $ 6,840      $ 3,527

Gain on sale of German
  land and buildings .....       -            -          2,819

Loss on the
  disposition of
  plant and equipment ....    (2,692)      (1,452)      (2,723)

Income from joint
   ventures ..............     2,957        2,842        2,307

Other items ..............       970          959        1,043
                             -------      -------      -------
Total                        $ 5,712      $ 9,189      $ 6,973
                             =======      =======      =======


(7)     COMMITMENTS AND CONTINGENCIES:

The Company is a 50% guarantor on bank loans of two unconsolidated joint ventures. One is in Japan for the manufacture of engines and the second in the United States for the manufacture of parts. These bank loans totaled approximately $13,000,000 at the end of 1996.

NOTES . . .


Product and general liability claims arise against the Company from time to time in the ordinary course of business. The Company is self-insured for future claims up to $1 million per claim. Accordingly, a reserve is maintained for the estimated costs of such claims. At June 30, 1996, the reserve for product and general liability claims was $6.5 million based on available information.
There is inherent uncertainty as to the eventual resolution of unsettled claims. Management, however, believes that any losses in excess of established reserves will not have a material effect on the Company's financial position or results of operations.

The Company has no material commitments for materials or capital expenditures at June 30, 1996.

(8)     STOCK OPTIONS:

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

Information on the options outstanding is as follows:


                                                     Options
                                                  Outstanding in
                                                     Number of
                                                   Common Stock
                                                      Shares
                                                  --------------
                                      1996             1995         1994
                                      ----             ----         ----
Balance, beginning of year......   1,169,620       606,864        390,184
Granted during the year -
  1994 at $48.369...............         -             -          253,420
  1995 at $45.854...............         -         552,000            -
  1996 at $49.080...............     600,000           -              -
Increase due to spin-off........         -          83,843            -
Exercised during the year.......     (65,089)      (43,827)       (19,000)
Terminated during the year......         -         (29,260)       (17,740)
                                   ---------     ---------        -------
Balance, end of year............   1,704,531     1,169,620        606,864
                                   =========     =========        =======

                                Grant Summary
- -------------------------------------------------------------------------

Fiscal     Grant      Exercise         Date        Options     Expiration
 Year      Date      Price (a)     Exercisable   Outstanding      Date
- ------     -----     ---------     -----------   -----------   ----------
 1990    2-20-90      $13.014      50%, 1-1-94;      6,782      2-19-00
                                   50%, 1-1-95
 1991    2-19-91       14.524      50%, 1-1-95;     90,613      2-18-01
                                   50%, 1-1-96
 1992    5-18-92       21.525      50%, 1-1-96;    181,546      5-17-02
                                   50%, 1-1-97
 1994    8-16-93       48.369        8-16-96       258,085      8-16-98
 1995    8-12-94       45.854        8-12-97       567,505      8-12-99
 1996     8-7-95       49.080         8-7-98       600,000       8-7-00


There were no options granted in fiscal 1993.

(a) Exercise prices have been adjusted as appropriate to reflect a two-for-one stock split and the spin-off of the Company's lock business.

In October 1995, the Financial Accounting Standards Board issued SFAS No. 123 "Accounting for Stock-Based Compensation." This standard establishes financial accounting and reporting standards for stock-based employee compensation. The Company plans to adopt the pro forma disclosure requirements of the statement, and will continue to apply the accounting provisions of Accounting Principles Board Opinion No. 25, as allowed by the new standard. This disclosure will be effective for the fiscal 1997 financial statements.

(9)     SHAREHOLDER RIGHTS PLAN:

On August 6, 1996, the Board of Directors declared a dividend distribution of one common stock purchase right (a "right") for each share of the Company's common stock outstanding on August 19, 1996. Each right would entitle shareowners to buy one-half of one share of the Company's common stock at an exercise price of $160.00 per full common share, subject to adjustment. The rights are not currently exercisable, but would become exercisable if certain events occurred relating to a person or group acquiring or attempting to acquire 15 percent or more of the outstanding shares of common stock. The rights expire on August 19, 2006, unless redeemed or exchanged by the Company earlier. Rights granted under a previous plan expired July 1, 1996.

NOTES . . .


(10)    RETIREMENT PLANS AND POSTRETIREMENT COSTS:

The Company has noncontributory, defined benefit retirement plans covering most Wisconsin employees. The following tables summarize the plans' income and expense, actuarial assumptions, and funded status for the three years indicated (dollars in thousands):


                                                  Qualified Plans                     Supplemental Plans
                                         ------------------------------        ------------------------------
                                         1996         1995         1994        1996          1995        1994
                                         ----         ----         ----        ----          ----        ----
Income and Expense:
- -------------------
Service Cost-Benefits Earned
  During the Year...................  $  13,143     $ 15,098     $ 13,079    $    456     $    453     $   296
Interest Cost on Projected
  Benefit Obligation................     41,722       39,877       36,408         926          904         706
Actual Return on Plan Assets........   (104,872)     (89,941)      (7,152)         (9)          (3)         (3)
Net Amortization, Deferral
  and Windows.......................     51,830       37,078      (42,978)        462          333         380
                                      ---------     --------     --------    --------     --------     -------
Net Periodic Pension
  Expense (Income)..................  $   1,823     $  2,112     $   (643)   $  1,835     $  1,687     $ 1,379
                                      =========     ========     ========    ========     ========     =======
Actuarial Assumptions:
- ----------------------
Discount Rate Used to Determine
  Present Value of Projected
  Benefit Obligation................       7.75%        7.75%        7.75%       7.75%        7.75%       7.75%
Expected Rate of Future
  Compensation Level Increases......        5.5%         5.5%         5.5%        5.5%         5.5%        5.5%
Expected Long-Term Rate of
  Return on Plan Assets.............        9.0%         9.0%         9.0%        9.0%         9.0%        9.0%

Funded Status:
- --------------
Actuarial Present Value of
  Benefit Obligations:
   Vested...........................  $ 413,035     $389,117     $359,383    $  8,286     $  7,991     $ 6,560
   Non-Vested.......................     34,268       36,144       34,382          21            6          23
                                      ---------     --------     --------    --------     --------     -------
   Accumulated Benefit
     Obligation.....................    447,303      425,261      393,765       8,307        7,997       6,583
Effect of Projected Future
  Wage and Salary Increases.........    120,083      124,651      112,771       4,766        4,679       3,267
                                      ---------     --------     --------    --------     --------     -------
  Projected Benefit Obligation......    567,386      549,912      506,536      13,073       12,676       9,850
Plan Assets at Fair Market Value....    681,819      609,385      560,585         126          100         103
                                      ---------     --------     --------    --------     --------     -------
Plan Assets in Excess of (Less Than)
  Projected Benefit Obligation......    114,433       59,473       54,049     (12,947)     (12,576)     (9,747)
Remaining Unrecognized Net
  Obligation (Asset) Arising
  from the Initial Application of
  SFAS No. 87.......................    (31,321)     (36,902)     (43,776)        179          258         336
Unrecognized Net Loss (Gain)........    (75,983)     (21,992)        (502)      4,494        5,277       3,416
Unrecognized Prior Service Cost.....     (2,447)      (2,185)      (1,090)      1,029        1,102       1,176
                                      ---------     --------     --------    --------     --------     -------
Prepaid (Accrued) Pension Cost......  $   4,682     $ (1,606)    $  8,681    $ (7,245)    $ (5,939)    $(4,819)
                                      =========     ========     ========    ========     ========     =======


As part of the spin-off of the lock business as described in Note 4, the Company's pension trust transferred $15,872,000 in plan assets to STRATTEC SECURITY CORPORATION in 1995. This resulted in an increase of $5,000,000 in the prepaid pension cost account due to the Company transferring certain benefit obligations and unrecognized amounts.

NOTES . . .


The Company offered early retirement windows to certain of its Milwaukee union members during the 1995 fiscal year. As a result, $13,806,000 was added to pension expense and $5,253,000 was added to postretirement health care expense in the fourth quarter of the 1995 fiscal year. When the retirements were scheduled to occur in the first fiscal quarter of 1996, a number of these union members canceled their acceptance, and thus credits totaling $3,477,000 were recorded as a change in the original accounting estimate.

During fiscal 1996, the defined benefit pension plan which covered employees at two of the Company's plants was terminated and replaced by a defined contribution retirement plan that includes most U.S. non-Wisconsin employees. The impact of the termination was not material. Under the new plan, the Company will make a contribution on behalf of covered employees equal to 2% of each participant's gross income, as defined. For the portion of fiscal 1996 in which the plan was in effect, the cost to the Company was $757,000.

Most U.S. employees of the Company may participate in a salary reduction deferred compensation retirement plan. The Company makes matching contributions of $.50 for every $1.00 deferred by a participant to a maximum of 1-1/2% or 3% of each participant's salary, depending upon the participant's group. Company contributions totaled $2,825,000 in 1996, $1,756,000 in 1995 and $1,630,000 in
1994.

At the beginning of fiscal year 1994, the Company adopted two Financial Accounting Standards as follows:

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

     For measurement purposes, a 10.5% annual rate of increase in the per capita cost of covered health care claims was assumed for the years 1995 through 1997, decreasing gradually to 6% for the year 2007. The health care cost trend rate assumption has a significant effect on the amounts reported. The rates, if increased by one percentage point, would add $7,172,000 to the accumulated postretirement benefit and $846,000 to the service and interest cost for the year.

     The discount rate used in determining the accumulated postretirement benefit obligations was 7.75% compounded annually. Both the health care and life insurance plans are unfunded.

     The components of the accumulated postretirement benefit obligations were (in thousands of dollars):



                                               Health Care
                                               -----------
                                            1996        1995
                                            ----        ----
      Retirees ......................     $33,044     $33,801
      Fully Eligible
        Plan Participants ...........       4,077       4,990
      Other Active Participants .....      32,628      34,616
                                          -------     -------
                                          $69,749     $73,407
      Unrecognized net obligation ...        -           -
      Unrecognized gain .............       4,000        -
                                          -------     -------
                                          $73,749     $73,407
      Less current portion ..........       4,700       4,700
                                          -------     -------
                                          $69,049     $68,707
                                          =======     =======

                                             Life Insurance
                                             --------------
                                            1996        1995
                                            ----        ----
      Retirees ......................     $ 8,840     $ 8,553
      Fully Eligible
        Plan Participants ...........       2,226       1,453
      Other Active Participants .....       1,736       1,588
                                          -------     -------
                                          $12,802     $11,594
      Unrecognized net obligation ...        (553)       (600)
      Unrecognized prior
        service cost ................        (898)        -
      Unrecognized loss .............        (908)     (1,096)
                                          -------     -------
                                          $10,443     $ 9,898
      Less current portion ..........        -           -
                                          -------     -------
                                          $10,443     $ 9,898
                                          =======     =======

NOTES . . .


     The current portion of the health care component above represents the benefits expected to be paid within the next twelve months and is included in the caption Accrued Liabilities in the accompanying balance sheet. The net health care balance has its own caption in this balance sheet. The life insurance component is included in the caption Accrued Employee Benefits.

     The net periodic postretirement costs recorded were (in thousands of dollars):


                                           Health Care
                                          ------------
                                           1996   1995
                                           ----   ----
      Service Cost-Benefits
       attributed to service
       during the year ................ $1,596  $1,680
      Interest cost on accumulated
       benefit obligation .............  5,480   5,150
      Other ...........................    (91)    -
                                        ------  ------
                                        $6,985  $6,830
                                        ======  ======

                                        Life Insurance
                                        --------------
                                          1996    1995
                                          ----    ----
      Service Cost-Benefits
       attributed to service
       during the year ................ $   90  $   73
      Interest cost on accumulated
       benefit obligation .............    947     801
      Other ...........................    118      47
                                        ------  ------
                                        $1,155  $  921
                                        ======  ======


   FAS 112 - Postemployment Benefits -

     This standard was also adopted in fiscal 1994 and required that the Company record the expected cost of postemployment benefits (not to be confused with the postretirement benefits described in the preceding paragraphs), also over the years that employees render service. These benefits are substantially smaller amounts because they apply only to employees who permanently terminate employment prior to retirement. The cumulative effect of this change was a charge totaling $1,102,000 or $672,000 after taxes ($ .02 per share). There will be no significant increase in the annual costs of these plans.

     The items included in this amount are disability payments, life insurance and medical benefits, and these amounts are also discounted using a 7.75% interest rate.

     The balance in this reserve at the end of fiscal 1996 was $1,245,000 and at the end of fiscal 1995 was $1,106,000. Both were included in the caption Accrued Employee Benefits in the accompanying balance sheets.

(11)    DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS:

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and Cash Equivalents, Domestic Notes Payable and Foreign Loans: The carrying amount approximates fair value because of the short maturity of those instruments.

Long-Term Debt: The fair value of the Company's long-term debt is estimated based on quotations made on similar issues.

The estimated fair values of the Company's financial instruments are as follows (in thousands of dollars):


                                             1996
                              -----------------------------------
                                 Carrying              Fair
                                  Amount               Value
                                 --------              -----
Cash and Cash Equivalents ..   $  150,639           $  150,639
Domestic Notes Payable .....   $    5,000           $    5,000
Foreign Loans ..............   $   14,922           $   14,922
Long-Term Debt, including
 current maturities ........   $   75,000           $   77,365

                                             1995
                              -----------------------------------
                                 Carrying               Fair
                                 Amount                 Value
                                 --------               -----
Cash and Cash Equivalents ..   $  170,648           $   170,648
Domestic Notes Payable .....   $    6,750           $     6,750
Foreign Loans ..............   $   19,653           $    19,653
Long-Term Debt .............   $   75,000           $    81,500

NOTES . . .


(12)    STOCK SPLIT:

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

(13)    FOREIGN EXCHANGE RISK MANAGEMENT:

The Company enters into forward exchange contracts to hedge purchase and sale commitments denominated in foreign currencies. The term of these currency derivatives never exceeds one year and the purpose is to protect the Company from the risk that the eventual dollars being transferred will be adversely affected by changes in exchange rates.

The Company has forward foreign currency exchange contracts to purchase 4.8 billion Japanese yen for $46 million through June, 1997. These contracts are used to hedge the commitments to purchase engines from the Company's Japanese joint venture and accordingly any gain or loss has been deferred at the end of the 1996 fiscal year. The amount deferred was a loss of approximately $2.3 million.

The Company's foreign subsidiaries have the following forward currency contracts outstanding at the end of fiscal 1996:

                             In Millions
                             -----------
                           Local       U.S.         Latest
Currency                 Currency    Dollars    Expiration Date
- --------                 --------    -------    ---------------
German Deutschemarks...    1.9         1.3         July, 1996
Canadian Dollars.......    4.8         3.5         June, 1997


There are no significant gains or losses included in the above amounts.

(14)    SUBSEQUENT EVENT:

On July 1, 1996, the Company entered into a contract to sell its Menomonee Falls, Wisconsin warehouse and manufacturing facility for $16.3 million. The closing on this property is scheduled to occur on September 30, 1996. The provisions of the contract state that the Company will continue to own and occupy the warehouse portion of the facility for a period of up to ten years (the "Reservation Period"). The contract also contains a buyout clause, at the buyer's option, of the remaining Reservation Period under certain circumstances. Given the provisions of the contract, the Company will be required to account for this as a financing transaction and, therefore, any cash received will be reflected as a liability and the net book value of the facility will continue to be shown as an asset with depreciation expense recorded each period. The pre-tax gain, which will be recognized at the earlier of the exercise of the buyout option or the expiration of the Reservation Period, is estimated to be $10 million to $12 million.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Shareholders of
Briggs & Stratton Corporation:

We have audited the accompanying consolidated balance sheets of Briggs & Stratton Corporation (a Wisconsin Corporation) and subsidiaries as of June 30, 1996 and July 2, 1995, and the related consolidated statements of income, shareholders' investment and cash flows for each of the three years in the period ended June 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Briggs & Stratton Corporation and subsidiaries as of June 30, 1996 and July 2, 1995, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1996, in conformity with generally accepted accounting principles.

As discussed in Notes 3 and 10 to the consolidated financial statements, effective at the beginning of the 1994 fiscal year, the Company changed its methods of accounting for postretirement benefits other than pensions, postemployment benefits and income taxes.

                              ARTHUR ANDERSEN LLP

Milwaukee, Wisconsin,
August 7, 1996.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
AND FINANCIAL CONDITION


FISCAL 1996 COMPARED TO FISCAL 1995

Sales for fiscal 1996 totaled $1,287,029,000, down 4% or $52,648,000 from the preceding year. The reason for this decrease was the absence of sales from the automotive lock business, which was spun off after eight months in the preceding fiscal year. These sales amounted to $63,413,000 in fiscal 1995.

Excluding the lock business sales, engine business sales increased $10,765,000 between years. This change was caused by an approximate 1.8% improvement in selling prices to the original equipment manufacturing customers, offset by a 1% decrease in engine unit sales that was almost entirely in the service sales area.

The gross profit percentage remained consistent between years. This was the result of several factors: increased startup costs of $6,360,000 and inefficiencies related to the new plants, and less absorption of fixed costs due to fewer engines produced were offset by lower profit sharing provisions and a decrease of 5% in the unit price of aluminum, the major raw material used in the manufacture of engines. In addition, the 1995 gross profit included a $19,059,000 charge for the retirement window, of which $3,477,000 was reversed in 1996 due to a change in circumstances (see Note 10).

Engineering, selling, general and administrative expenses increased $6,487,000 or 6% between years. This was due to increases in salaries, planned increases in manpower costs relating to new venture activities, and higher advertising expenses. Offsetting these, in part, was a reduction in profit sharing accruals and the lack of engineering and selling expenses from the spun off lock business.

Interest expense for the 1996 fiscal year was 17% higher than in 1995. This was the result of using domestic short-term borrowing to finance increases in accounts receivable and inventories in mid-year. Seasonal borrowings were paid off by the end of the fiscal year. The preceding year had minimal seasonal short-term borrowings.

The Company has available $47,000,000 in non-seasonal lines of credit and $76,000,000 in seasonal lines, most of which were used in mid-year as described above. The Company also makes extensive use of its foreign lines of credit through its foreign subsidiaries. Management believes its lines of credit will be adequate to fund its operations. Throughout the year, the Company was in compliance with the covenants of its long-term loan agreement.

Other income decreased $3,477,000 between years, primarily because of a reduction in interest income due to lower available investable funds. Funds were used for seasonal working capital and the construction of the new manufacturing plants. There also was an increase in the loss on disposition of plant and equipment between years.

The effective income tax rate decreased to 38% in 1996 from 38.5% in the previous year due to lower state income taxes, increased Foreign Sales Corporation tax benefits, and reductions in other tax related items.

Cash and equivalents declined $20,009,000 between years because cash provided by operating activities was more than offset by cash used in investing activities and in financing activities.

Cash flow from operating activities of $94,496,000 was generated from net income and depreciation, and an increase in federal and state income taxes payable as a result of the timing of payments, offset in part by an increase in accounts receivable of $25,230,000 related to higher sales late in the fiscal year and a decrease in accrued liabilities of $25,885,000 primarily due to decreased profit sharing provisions. Inventories were relatively consistent between years.

Cash used in investing activities amounted to $76,677,000, substantially all of which related to additions to plant and equipment. The major additions to plant and equipment were for the construction of three new engine manufacturing plants, a foundry, and plant expansions. Estimated capital expenditures of $65,000,000 in fiscal 1997 are expected to be financed from cash balances, operating cash flow and available lines of credit.

Cash flows used in financing activities amounted to $37,654,000. The significant items were cash dividends of $30,373,000 and repayment of loans and notes payable of $6,481,000.

During the fourth fiscal quarter, $15,000,000 was reclassified from long-term debt to current liabilities. This represents the first payment of principal on $75,000,000 of long-term debt to be repaid in equal annual amounts beginning in June 1997 through the year 2001.

MANAGEMENT'S DISCUSSION . . .


FISCAL 1995 COMPARED TO FISCAL 1994

Sales increased 4% or $54,160,000 in the 1995 fiscal year. Total sales in 1995 reached $1,339,677,000, a new record for the Company. The number of engines sold increased 3% in this fiscal year. The unit sales increase was the primary reason for the sales dollar change. The vast majority of the sales increase was in export markets due to improving economies in Europe and better product availability. There was a very small increase in domestic engine sales.

Service sales increased 17% between years. Lock sales declined between years, as expected, because of the spin-off of the lock business after eight months of the fiscal year.

Product mix changed in fiscal 1995. Sales moved from higher priced to lower priced engines in the Company's small engine line. Increases in the Company's large engine line which carries higher selling prices more than offset the activity in the small engine line. A modest price increase also contributed to improved sales revenues between years.

Gross profit increased $5,078,000 or 2% between years. The gross profit rate declined from 21% in 1994 to 20% in 1995 primarily because of an early retirement window offered to and elected by some members of the United Paperworkers International Union Local 7232 as part of the contract agreement reached in December 1994. The $19,059,000 charge was reflected in the fourth quarter of 1995 for a June or October 1995 window. Without this charge, the Company's gross profit rate would have been higher in 1995.

The improvement in the gross profit rate, after adjusting for the cost of the window, was the net result of several factors. The spreading of fixed costs over a larger number of engine units was partially offset by a significant increase in aluminum costs. The 1995 fiscal year also contained start-up costs at new plants (discussed later in this comparison) totaling $5,300,000, and accelerated depreciation of $5,600,000 on fixed assets not being moved to the new plants.

Engineering, selling, general and administrative expenses increased $7,057,000 or 7% between years. This was a result of increased marketing and advertising expenses and costs connected with the spin-off.

Interest expense declined modestly. Other income increased $2,216,000 primarily because of increased interest income resulting from higher average cash balances between years. The decline in cash balances occurred late in the fiscal year.

The effective rate for the income tax provision was reduced from 39.6% in 1994 to 38.5% in 1995. This reduction was due to various miscellaneous differences.

Cash and cash equivalents decreased $50,453,000 between years. This was due primarily to additional investment in finished goods inventories at fiscal year end and capital expenditures for the new plants under construction. This cash decrease was partially offset by funds generated from profitable operations in 1995.

Accounts receivable decreased between years due to the accounts spun off with the lock business and lower sales late in the fourth quarter of fiscal 1995.

Inventories increased $62,753,000 between years. This was primarily due to two factors. The Company maintained a stable rate of production while experiencing a reduction in orders from equipment manufacturers due to less favorable spring weather. In addition, the Company planned an increase in inventories to provide a cushion for the transfer of engine assembly to the three new plants under construction.

Additions to plant and equipment were significantly higher in 1995 than in 1994 or 1993. This was primarily due to the $101,500,000 that was spent on the construction of the new plants.

MANAGEMENT'S DISCUSSION . . .


OTHER MATTERS

The Company will offer a final early retirement window in late fiscal 1997, in accordance with the union contract with its Milwaukee hourly employees. It is unknown how many employees will accept this offer. All elections under this window must be completed in June 1997. If all eligible employees elect to take this window, the charge to earnings could total a maximum of $53 million before taxes.

In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation." This standard establishes financial accounting and reporting standards for stock-based employee compensation. The Company plans to adopt the pro forma disclosure requirements of the statement, and will continue to apply the accounting provisions of Accounting Principles Board Opinion No. 25, as allowed by the new standard. This disclosure will be effective for the fiscal 1997 financial statements.

On July 1, 1996, the Company entered into a contract to sell its Menomonee Falls, Wisconsin warehouse and manufacturing facility for $16.3 million. The closing on this property is scheduled to occur on September 30, 1996. The provisions of the contract state that the Company will continue to own and occupy the warehouse portion of the facility for a period of up to ten years (the "Reservation Period"). The contract also contains a buyout clause, at the buyer's option, of the remaining Reservation Period under certain circumstances. Given the provisions of the contract, the Company will be required to account for this as a financing transaction and, therefore, any cash received will be reflected as a liability and the net book value of the facility will continue to be shown as an asset with depreciation expense recorded each period. The pre-tax gain, which will be recognized at the earlier of the exercise of the buyout option or the expiration of the Reservation Period, is estimated to be $10 million to $12 million.

The U.S. Environmental Protection Agency (EPA) is developing national emission standards under a two phase process for equipment powered by small air cooled engines. In 1995, the EPA promulgated its Phase One emission standards, which will be reflected in the Company's 1997 model year engines. The industry expects Phase Two of the emission standards to be proposed within the next year. It is expected that they will be phased in over several years. While it is impossible to precisely quantify the cost of compliance until the standards are issued, the Company believes compliance with the new standards will not have a material effect on its financial position or results of operations.

The California Air Resources Board (CARB) has also adopted emission standards to be effective in two tiers. Tier One was effective as of August 1995. Changes to engine models that were necessary to comply with Tier One have been made. Recently CARB has granted the Company's request that the California standard for carbon monoxide be modified to harmonize it with that adopted by the EPA. As a result of this change, a wider range of the Company's engines will meet California's current emission standards. The costs to comply with the Tier One California standards did not have a material effect on the financial position or results of operations of the Company.

Tier Two of California engine emission standards will not be effective until 1999 or later. CARB has directed its staff to review its Tier Two standards in light of technological and economic issues raised by the industry. In the event the Company is unable to comply with future standards and they remain unchanged, any resulting downturn in sales will not be material to the Company.

MANAGEMENT'S DISCUSSION . . .


CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

Certain statements in Management's Discussion and Analysis, in the Letter to Shareholders on pages 2 through 4 and in About Briggs & Stratton on pages 5 through 11 may contain forward-looking information (as defined in the Private Securities Litigation Reform Act of 1995) that involves risk and uncertainty. The words "anticipate", "believe", "estimate", "expect", "objective", and "think" or similar expressions are intended to identify forward-looking statements. Company results may differ materially from those projected in the forward-looking statements. Any forward-looking statements are based on management's current views and assumptions and involve risks and uncertainties that could significantly affect final results. These uncertainties could include, among other things, the effects of weather; actions of competitors; changes in laws and regulations, including accounting standards; customer demand; prices of purchased raw materials and parts; domestic economic conditions, including housing starts and changes in consumer disposable income; and foreign economic conditions, including currency rate fluctuations.

     QUARTERLY FINANCIAL DATA, DIVIDEND AND MARKET INFORMATION (UNAUDITED)


                          In Thousands                               Per Share of Common Stock
                 ------------------------------           ---------------------------------------------
                                                              (1)                    Market Price Range
                                          Net                 Net         (1)            on New York
   Quater           Net       Gross      Income              Income     Dividends      Stock Exchange(1)
   Ended          Sales       Profit     (Loss)              (Loss)     Declared         High     Low
   -----          ------      ------     ------              ------     ---------        ----     ---
Fiscal 1996
- -----------
September      $  189,477   $  19,141   $ (3,300)           $ (.11)       $ .26          41       32-3/4

December          329,357      65,763     23,924               .82          .26          44-1/8   39

March             460,201     104,082     45,226              1.57          .26          44-3/4   39-3/4

June              307,994      72,762     26,562               .91          .27          46-7/8   40-1/2
               ----------   ---------   --------            ------        -----
Total          $1,287,029   $ 261,748   $ 92,412            $ 3.19        $1.05
               ==========   =========   ========            ======        =====

Fiscal 1995
- -----------
September      $  227,845   $  39,799   $ 11,424            $  .39        $ .23          39-1/4   33-1/8

December          366,717      83,524     33,713              1.17          .25          36-1/2   30-1/2

March             450,163     105,438     47,331              1.64          .25          37-3/4   32-1/4

June              294,952      42,857     12,337               .42          .25          38       34
               ----------   ---------   --------            ------        -----
Total          $1,339,677   $ 271,618   $104,805            $ 3.62        $ .98
               ==========   =========   ========            ======        =====

The number of record holders of Briggs & Stratton Corporation Common Stock on August 15, 1996 was 6,471.
(1) Adjusted for 2-for-1 stock split effective November 14, 1994.

TEN YEAR COMPARISONS

- ------------------------------------------------------------------------------------------------
Fiscal Year                                                               1996           1995
- ------------------------------------------------------------------------------------------------
(All dollar amounts other than per share data are stated in thousands)
SUMMARY OF OPERATIONS

  NET SALES...........................................................  1,287,029     1,339,677

  GROSS PROFIT ON SALES...............................................    261,748       271,618

  PROVISION (CREDIT) FOR INCOME TAXES.................................     56,640        65,570

  NET INCOME (LOSS) before cumulative effect of accounting changes....     92,412       104,805

  NET INCOME (LOSS)...................................................     92,412       104,805

  AVERAGE NUMBER OF SHARES OF
    COMMON STOCK OUTSTANDING..........................................     28,927        28,927

  PER SHARE OF COMMON STOCK:

    Net Income (Loss) before cumulative effect of accounting changes..       3.19          3.62

    Net Income (Loss).................................................       3.19          3.62

    Cash Dividends....................................................       1.05           .98

    Shareholders' Investment..........................................      17.30         15.19

OTHER DATA

  SHAREHOLDERS' INVESTMENT............................................    500,505       439,478

  LONG-TERM DEBT......................................................     60,000        75,000

  TOTAL ASSETS........................................................    838,164       798,493

  PLANT AND EQUIPMENT.................................................    776,638       726,331

  PLANT AND EQUIPMENT NET OF RESERVES.................................    374,212       343,297

  PROVISION FOR DEPRECIATION..........................................     43,032        44,445

  EXPENDITURES FOR PLANT AND EQUIPMENT................................     77,746       131,034

  WORKING CAPITAL.....................................................    266,208       256,075

    Current Ratio.....................................................   2.4 to 1      2.3 to 1

  NUMBER OF EMPLOYEES AT YEAR END.....................................      7,199         6,958

  NUMBER OF SHAREHOLDERS AT YEAR END..................................      5,879         6,792

  QUOTED MARKET PRICE:

    High..............................................................     46-7/8        39-1/4

    Low...............................................................     32-3/4        30-1/2

NOTES:

(1) The number of shares of common stock and per share data have been adjusted for a 2-for-1 stock split in 1995.

(2) The cumulative effects of accounting changes in 1994 were for postretirement health care, postemployment benefits and deferred income taxes.

- ---------------------------------------------------------------------------------------------------
   1994          1993          1992         1991         1990        1989        1988        1987
- ---------------------------------------------------------------------------------------------------
 1,285,517    1,139,462     1,041,828     950,747     1,002,857     876,379     914,057     784,665

   266,540      212,601       174,048     132,431       132,438      59,629     115,113     111,618

    67,240       44,060        28,700      16,500        18,290     (13,980)     12,950      18,950

   102,481       70,345        51,503      36,453        35,375     (20,032)     30,211      26,614

    69,923       70,345        51,503      36,453        35,375     (20,032)     30,211      26,614


    28,927       28,927        28,927      28,927        28,927      28,927      28,927      28,927



      3.54         2.43          1.78        1.26          1.23        (.70)       1.05         .92

      2.42         2.43          1.78        1.26          1.23        (.70)       1.05         .92

       .90          .85           .80         .80           .80         .80         .80         .80

     13.96        12.45         10.80        9.85          9.38        8.96       10.49       10.24



   403,792      359,958       312,404     284,715       271,383     259,226     303,305     296,260

    75,000       75,000        75,000      75,000        75,000      75,000         -           -

   777,355      656,107       613,853     556,791       535,040     560,816     510,600     451,879

   669,593      658,120       643,433     632,488       606,863     580,184     513,700     470,586

   285,890      295,542       309,698     320,364       326,288     330,198     295,573     273,903

    42,950       47,222        41,113      36,447        39,889      38,995      29,955      24,502

    40,804       38,110        40,224      32,036        37,797      79,513      57,001      52,235

   276,040      195,019       137,008     105,298        84,082      63,757      63,372      77,281

  2.3 to 1     2.2 to 1      1.9 to 1    1.8 to 1      1.7 to 1    1.4 to 1    1.4 to 1    1.8 to 1

     8,628        7,950         7,799       7,242         7,994       7,316       9,827       8,611

     6,228        6,651         7,118       7,943         8,466       9,222       6,923       7,206



    45-1/8       34-1/4        27-3/8      16-7/8        17          17-3/8      21          21

    32-1/2       21            16-3/8      10-1/4        12          12-3/8      10-1/8      15-3/4