Form 10-K405, Exhibit 13
period 1997-06-29
BRIGGS & STRATTON CORP
filed 1997-09-25
CIK 14195

                        BRIGGS & STRATTON CORPORATION
                       1997 ANNUAL REPORT ON FORM 10-K

                                 EXHIBIT NO. 13

   EXCERPTS FROM ANNUAL REPORT TO SHAREHOLDERS FOR YEAR ENDED JUNE 29, 1997

CONSOLIDATED BALANCE SHEETS
================================================================================

--------------------------------------------------------------------------------
 AS OF JUNE 29, 1997 AND JUNE 30, 1996
--------------------------------------------------------------------------------
(in thousands)

                      ASSETS                          1997        1996
                                                      ----        ----

CURRENT ASSETS:

  Cash and Cash Equivalents ......................   $112,859   $150,639
  Receivables, Less Reserves of $1,522 and
    $1,544, Respectively .........................    129,877    119,346
  Inventories -
    Finished Products and Parts ..................     83,361     96,078
    Work in Process ..............................     37,922     36,932
    Raw Materials ................................      4,674      4,393
                                                     --------   --------
     Total Inventories ...........................    125,957    137,403
  Future Income Tax Benefits .....................     31,602     29,589
  Prepaid Expenses ...............................     18,121     15,725
                                                     --------   --------

     Total Current Assets ........................    418,416    452,702

PREPAID PENSION COST .............................       --        4,682

DEFERRED INCOME TAX ASSETS .......................     16,975      2,883

CAPITALIZED SOFTWARE .............................     10,532      3,685

PLANT AND EQUIPMENT:

  Land and Land Improvements .....................     15,548     15,603
  Buildings ......................................    146,769    147,670
  Machinery and Equipment ........................    584,834    594,608
  Construction in Progress .......................     49,563     18,757
                                                     --------   --------
                                                      796,714    776,638

  Less - Accumulated Depreciation ................    400,448    402,426
                                                     --------   --------
     Total Plant and Equipment, Net ..............    396,266    374,212
                                                     --------   --------
                                                     $842,189   $838,164
                                                     ========   ========

        The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

================================================================================



--------------------------------------------------------------------------------
 AS OF JUNE 29, 1997 AND JUNE 30, 1996
--------------------------------------------------------------------------------
(in thousands)

         LIABILITIES AND SHAREHOLDERS' INVESTMENT       1997          1996
                                                        ----          ----

CURRENT LIABILITIES:
  Accounts Payable ................................. $ 82,166       $ 65,642
  Domestic Notes Payable ...........................    5,000          5,000
  Foreign Loans ....................................   13,359         14,922
  Current Maturities on Long-Term Debt .............   15,000         15,000
  Accrued Liabilities -
    Wages and Salaries .............................   25,767         25,488
    Warranty .......................................   27,017         26,257
    Other ..........................................   34,769         31,187
                                                     --------       --------
      Total Accrued Liabilities ....................   87,553         82,932
  Federal and State Income Taxes ...................   10,916          6,683
                                                     --------       --------
      Total Current Liabilities ....................  213,994        190,179
DEFERRED REVENUE ON SALE OF PLANT AND EQUIPMENT ....   15,966           --

ACCRUED PENSION COST ...............................   31,891          6,734

ACCRUED EMPLOYEE BENEFITS ..........................   12,324         11,697

ACCRUED POSTRETIREMENT HEALTH CARE OBLIGATION ......   74,020         69,049

LONG-TERM DEBT .....................................  142,897         60,000

COMMITMENTS AND CONTINGENCIES.......................

SHAREHOLDERS' INVESTMENT:

  Common Stock -
   Authorized 60,000 shares $.01 Par Value,
     Issued 28,927 in 1997 and 1996 ................      289            289
  Additional Paid-In Capital .......................   40,533         40,898
  Retained Earnings ................................  490,682        459,666
  Cumulative Translation Adjustments ...............   (1,033)          (348)
  Treasury Stock at cost,
    3,513 shares in 1997 and none in 1996 .......... (179,374)          --
                                                     --------       --------
      Total Shareholders' Investment ...............  351,097        500,505
                                                     --------       --------
                                                     $842,189       $838,164
                                                     ========       ========




          The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

CONSOLIDATED STATEMENTS OF EARNINGS
================================================================================

--------------------------------------------------------------------------------
FOR THE YEARS ENDED JUNE 29, 1997, JUNE 30, 1996 AND JULY 2, 1995
--------------------------------------------------------------------------------
(in thousands, except per share data)


                                                                      1997              1996            1995
                                                                   -----------      -----------      -----------
NET SALES ....................................................     $ 1,316,413      $ 1,287,029      $ 1,339,677
COST OF GOODS SOLD ...........................................       1,095,197        1,025,281        1,068,059
                                                                   -----------      -----------      -----------
     Gross Profit on Sales ...................................         221,216          261,748          271,618
ENGINEERING, SELLING, GENERAL AND
 ADMINISTRATIVE EXPENSES .....................................         117,497          108,339          101,852
                                                                   -----------      -----------      -----------
     Income from Operations ..................................         103,719          153,409          169,766
INTEREST EXPENSE .............................................          (9,880)         (10,069)          (8,580)
OTHER INCOME, Net ............................................           5,466            5,712            9,189
                                                                   -----------      -----------      -----------
     Income Before Provision for Income Taxes ................          99,305          149,052          170,375
PROVISION FOR INCOME TAXES ...................................          37,740           56,640           65,570
                                                                   -----------      -----------      -----------
NET INCOME ...................................................     $    61,565      $    92,412      $   104,805
                                                                   ===========      ===========      ===========
NET INCOME PER SHARE .........................................     $      2.16      $      3.19      $      3.62
                                                                   ===========      ===========      ===========

 Weighted Average Number of Shares Outstanding ...............          28,551           28,927           28,927
                                                                   ===========      ===========      ===========


          The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' INVESTMENT
================================================================================



--------------------------------------------------------------------------------
FOR THE YEARS ENDED JUNE 29, 1997, JUNE 30, 1996 AND JULY 2, 1995
--------------------------------------------------------------------------------
(in thousands)


                                                          Additional                  Cumulative
                                               Common       Paid-In      Retained      Translation      Treasury
                                               Stock        Capital      Earnings      Adjustments        Stock
                                               -----        -------      --------      -----------        -----

BALANCES, JULY 3, 1994 ..................   $     145     $  42,358      $ 362,136      $    (847)         $ -
  Net Income ............................         -             -          104,805            -              -
  Cash Dividends Paid ($.98 per share)...         -             -          (28,348)           -              -
  Distribution of Shares of STRATTEC
    SECURITY CORPORATION ................         -             -          (40,966)         1,226            -
  Two-for-One Stock Split ...............         144          (144)           -              -              -
  Purchase of Common Stock
     for Treasury .......................         -             -              -              -             (915)
  Exercise of Stock Options .............         -            (516)           -              -              915
  Currency Translation Adjustments ......         -             -              -             (515)           -
                                            ---------     ---------      ---------      ---------      ---------
BALANCES, JULY 2, 1995 ..................         289        41,698        397,627           (136)           -
  Net Income ............................         -             -           92,412            -              -
  Cash Dividends Paid ($1.05 per share)..         -             -          (30,373)           -              -
  Purchase of Common Stock
     for Treasury .......................         -             -              -              -           (1,185)
  Exercise of Stock Options .............         -            (800)           -              -            1,185
  Currency Translation Adjustments ......         -             -              -             (212)           -
                                            ---------     ---------      ---------      ---------      ---------
BALANCES, JUNE 30, 1996 .................         289        40,898        459,666           (348)           -
  Net Income ............................         -             -           61,565            -              -
  Cash Dividends Paid ($1.09 per share)..         -             -          (30,549)           -              -
  Purchase of Common Stock
    for Treasury ........................         -             -              -              -         (179,924)
  Exercise of Stock Options .............         -            (365)           -              -              550
  Currency Translation Adjustments ......         -             -              -             (685)           -
                                            ---------     ---------      ---------      ---------      ---------
BALANCES, JUNE 29, 1997 .................   $     289     $  40,533      $ 490,682      $  (1,033)     $(179,374)
                                            =========     =========      =========      =========      =========



          The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOW
================================================================================


--------------------------------------------------------------------------------
FOR THE YEARS ENDED JUNE 29, 1997, JUNE 30, 1996 AND JULY 2, 1995
--------------------------------------------------------------------------------
(in thousands)

                                                                           1997            1996         1995
                                                                           ----            ----         ----

CASH FLOWS FROM OPERATING ACTIVITIES:
  Net Income .....................................................     $  61,565      $  92,412      $ 104,805
  Adjustments to Reconcile Net Income to
    Net Cash Provided by Operating Activities -
    Depreciation .................................................        43,345         43,032         44,445
    Amortization of Discount on 7.25% Notes Due 2007 .............            17            -              -
    Loss on Disposition of Plant and Equipment ...................         1,608          2,692          1,452
    Change in Operating Assets and Liabilities -
      (Increase) Decrease in Receivables .........................       (10,531)       (25,230)        11,125
      (Increase) Decrease in Inventories .........................        11,446          3,271        (62,753)
      (Increase) in Other Current Assets .........................        (4,409)        (1,107)        (4,720)
      Increase (Decrease) in Accounts Payable,
        Accrued Liabilities and Income Taxes .....................        25,378        (15,595)        (8,220)
      Other, Net .................................................        14,498         (4,979)         9,633
                                                                       ---------       --------       --------
        Net Cash Provided by Operating Activities ................       142,917         94,496         95,767
                                                                       ---------       --------       --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Additions to Plant and Equipment ...............................       (71,262)       (77,746)      (131,034)
  Proceeds Received on Sale of Plant and Equipment ...............         4,133          1,069          2,055
  Proceeds Received on Sale of Menomonee Falls,
    Wisconsin Facility ...........................................        15,966            -              -
  Decrease in Cash Due to Spin-Off of Lock Business ..............           -              -             (174)
                                                                       ---------       --------       --------
       Net Cash Used in Investing Activities .....................       (51,163)       (76,677)      (129,153)
                                                                       ---------       --------       --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net Borrowings (Repayments) on Loans and Notes Payable..........        (1,563)        (6,481)        12,080
  Net Borrowings on 7.25% Notes Due 2007 .........................        97,880            -              -
  Repayment on 9.21% Senior Notes Due 2001 .......................       (15,000)           -              -
  Cash Dividends Paid ............................................       (30,549)       (30,373)       (28,348)
  Purchase of Common Stock for Treasury ..........................      (179,924)        (1,185)          (915)
  Proceeds from Exercise of Stock Options ........................           185            385            399
                                                                       ---------       --------       --------
     Net Cash Used in Financing Activities .......................      (128,971)       (37,654)       (16,784)
                                                                       ---------       --------       --------
EFFECT OF FOREIGN CURRENCY EXCHANGE RATE
  CHANGES ON CASH AND CASH EQUIVALENTS ...........................          (563)          (174)          (283)
                                                                       ---------       --------       --------
NET INCREASE (DECREASE) IN CASH AND
  CASH EQUIVALENTS ...............................................       (37,780)       (20,009)       (50,453)
CASH AND CASH EQUIVALENTS:
  Beginning of Year ..............................................       150,639        170,648        221,101
                                                                       ---------       --------       --------
  End of Year ....................................................     $ 112,859       $150,639       $170,648
                                                                       =========       ========       ========
SUPPLEMENTAL DISCLOSURE OF
 CASH FLOW INFORMATION:
  Interest Paid ..................................................     $   9,298       $ 10,137       $  8,501
                                                                       =========       ========       ========
  Income Taxes Paid ..............................................     $  49,707       $ 48,865       $ 88,935
                                                                       =========       ========       ========


          The accompanying notes to consolidated financial statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



FOR THE YEARS ENDED JUNE 29, 1997, JUNE 30, 1996 AND JULY 2, 1995


(1)  NATURE OF OPERATIONS:

Briggs & Stratton Corporation (the Company) is a U.S. based producer of air cooled gasoline engines. These engines are sold primarily to original equipment manufacturers of lawn and garden equipment and other gasoline engine powered equipment worldwide.

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Fiscal Year: The Company's fiscal year consists of 52 or 53 weeks, ending on the Sunday nearest the last day of June in each year. Therefore, the 1997, 1996 and 1995 fiscal years were 52 weeks long. All references to years relate to fiscal years rather than calendar years.

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

Cash and Cash Equivalents: This caption includes cash, commercial paper and certificates of deposit. The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Inventories: Inventories are stated at cost, which does not exceed market. The last-in, first-out (LIFO) method was used for determining the cost of approximately 93% of total inventories at June 29, 1997, June 30, 1996 and July 2, 1995. The cost for the remaining portion of the inventories was determined using the first-in, first-out (FIFO) method. If the FIFO inventory valuation method had been used exclusively, inventories would have been $48,894,000, $48,125,000 and $43,582,000 higher in the respective years. The LIFO inventory adjustment was determined on an overall basis, and accordingly, each class of inventory reflects an allocation based on the FIFO amounts.

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

Income Taxes: The Provision for Income Taxes includes Federal, state and foreign income taxes currently payable and those deferred or prepaid because of temporary differences between financial statement and tax basis of assets and liabilities. The Future Income Tax Benefits represent temporary differences relating to current assets and current liabilities and the Deferred Income Tax Assets represent temporary differences relating to noncurrent assets and liabilities.

Research and Development Costs: Expenditures relating to the development of new products and processes, including significant improvements and refinements to existing products, are expensed as incurred. The amounts charged against income were $19,525,000 in 1997, $15,019,000 in 1996 and $13,112,000 in 1995.

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

NOTES . . .


Advertising Costs: Advertising costs, included in Engineering, Selling, General and Administrative Expenses on the accompanying Consolidated Statement of Earnings, are expensed as incurred. These expenses totaled $7,989,000 in 1997, $7,066,000 in 1996 and $6,357,000 in 1995.

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

Capitalized Software: This new balance sheet caption represents costs of software used in the Company's business. Amortization of Capitalized Software is computed on an item-by-item basis over a period of three to ten years, depending on the estimated useful life of the software. Accumulated amortization amounted to $4,442,000 and $3,367,000 as of June 29, 1997 and June 30, 1996, respectively. Capitalized Software on prior period balance sheets was reclassified from Prepaid Expense to the current caption.

Deferred Revenue on Sale of Plant & Equipment: The sale of the Company's Menomonee Falls, Wisconsin facility for approximately $16.0 million was completed at the beginning of the fiscal quarter ended December 29, 1996. The provisions of the contract state that the Company will continue to own and occupy the warehouse portion of the facility for a period of up to ten years (the "Reservation Period"). The contract also contains a buyout clause, at the buyer's option and under certain circumstances, of the remaining Reservation Period. Under the provisions of Statement of Financial Accounting Standards
(FAS) No. 66, "Accounting for Sales of Real Estate," the Company is required to account for this as a financing transaction as the Company continues to have substantial involvement with the facility during the Reservation Period or until the buyout option is exercised. Under this method, the cash received is reflected as a deferred revenue, and the assets and the accumulated depreciation remain on the Company's books. Depreciation expense continues to be recorded each period, and imputed interest expense is also recorded and added to deferred revenue. Offsetting this is the imputed fair value lease income on the non-Company occupied portion of the building. A pretax gain, which will be recognized at the earlier of the exercise of the buyout option or the expiration of the Reservation Period, is estimated to be $10 million to $12 million. The annual cost of operating the warehouse portion of the facility is not material.

Derivatives: The Company uses derivative financial instruments to manage its foreign currency and interest rate exposures. Gains and losses relating to hedges of probable transactions with noncontrolled subsidiaries and third parties are deferred and recognized as adjustments of carrying amounts when the transaction occurs. Gains and losses on hedges of transactions that are not probable of occurring and hedges of transactions with controlled subsidiaries are recognized in the Company's results of operations.

Earnings Per Share: In February 1997, the Financial Accounting Standards Board issued FAS No. 128, "Earnings per Share." This statement establishes a new standard for computing and presenting earnings per share in financial statements. The Company will adopt the new standard in its fiscal 1998 second quarter financial statements. The impact of adoption of this standard will not be material to the Company's results of operations.

NOTES . . .


Earnings per share of common stock are computed based on the weighted average number of shares outstanding during each period. The shares repurchased on May 20, 1997 pursuant to the dutch auction tender, which totaled 3,506,190 shares at $51.00 per share, and the Company's ongoing share repurchase program, affect the year-to-date comparisons. Weighted average common shares outstanding for the quarter and year ended June 29, 1997 were 27,424,105 and 28,551,277, respectively, compared to 28,927,000 for each of the same periods in fiscal 1996.

(3)  INCOME TAXES:

The provision for income taxes consists of the following (in thousands of dollars):


Current                                            1997         1996       1995
                                                   ----         ----       ----
  Federal...................................    $  45,474   $  46,448   $  67,255
  State.....................................        6,723       7,768      10,644
  Foreign...................................        1,648       1,654         873
                                                ---------   ---------   ---------
                                                   53,845      55,870      78,772
Deferred....................................      (16,105)        770     (13,202)
                                                ---------   ---------   ---------
Total.......................................      $37,740     $56,640     $65,570
                                                =========   =========   =========


A reconciliation of the U.S. statutory tax rates to the effective tax rates follows:

                                                   1997         1996       1995
                                                   ----         ----       ----
U.S. statutory rate.........................       35.0%         35.0%      35.0%
State taxes, net of
  Federal tax benefit.......................        3.1%          3.4%       3.5%
Foreign Sales Corporation
  tax benefit...............................        (.9%)         (.7%)      (.6%)
Other.......................................         .8%           .3%        .6%
                                                   ----          ----       ----
Effective tax rate..........................       38.0%         38.0%      38.5%
                                                   ====          ====       ====


The components of deferred tax assets and liabilities at the end of the fiscal year were (in thousands of dollars):


                                                    1997         1996
                                                    ----         ----

Future Income Tax Benefits:

   Inventory................................        $  2,916     $   2,518
   Payroll related accruals.................           4,244         4,658
   Warranty reserves........................          10,537        10,240
   Other accrued liabilities................           8,926         8,453
   Miscellaneous............................           4,979         3,720
                                                    --------     ---------
                                                    $ 31,602     $  29,589
                                                    ========     =========



                                                    1997         1996
                                                    ----         ----

Deferred Income Taxes:

    Difference between book and
     tax methods applied to
     maintenance and supply
     inventories............................        $   12,464    $   9,982
    Pension cost............................             9,688       (1,679)
    Accumulated depreciation................           (50,207)     (41,768)
    Accrued employee benefits...............             7,904        7,232
    Postretirement
     health care obligation.................            28,868       26,929
    Deferred revenue on sale
     of plant & equipment...................             6,226          -
    Miscellaneous...........................             2,032        2,187
                                                    ----------    ---------
                                                     $  16,975     $  2,883
                                                    ==========    =========


The Company has not recorded deferred income taxes applicable to undistributed earnings of foreign subsidiaries that are indefinitely reinvested in foreign operations. These undistributed earnings amounted to approximately $5,500,000 at June 29, 1997. If these earnings were remitted to the U.S., they would be subject to U.S. income tax. However, this tax would be substantially less than the U.S. statutory income tax because of available foreign tax credits.

(4)  INDUSTRY SEGMENTS:
Certain information concerning the Company's industry segments is presented below (in thousands of dollars):


SALES-                                                         1995
   Engines & parts..........................                  $   1,276,264
   Locks....................................                         63,413
                                                              -------------
                                                                 $1,339,677
                                                              =============
INCOME FROM OPERATIONS -
   Engines & parts..........................                       $162,903
   Locks....................................                          6,863
                                                              -------------
                                                                   $169,766
                                                              =============

DEPRECIATION EXPENSE -
   Engines & parts..........................                      $  42,746
   Locks....................................                          1,699
                                                              -------------
                                                                  $  44,445
                                                              =============

EXPENDITURES FOR PLANT
AND EQUIPMENT -
   Engines & parts..........................                     $  124,604
   Locks....................................                          6,430
                                                              -------------
                                                                 $  131,034
                                                              =============


NOTES . . .


On February 27, 1995, the Company spun off its lock business to its shareholders in a tax-free distribution. This spin-off was accomplished by distributing shares in a newly created corporation on the basis of one share in the new corporation for each five shares of Briggs & Stratton Corporation stock held on February 16, 1995. The newly created corporation, STRATTEC SECURITY CORPORATION, is publicly traded. This distribution resulted in a charge of $40,966,000 against the retained earnings account and represented the total of the net assets transferred to STRATTEC. The financial statements of Briggs & Stratton Corporation have not been restated to deal with this distribution as a discontinued operation because the amounts were not material. Because of the spin-off, no industry segment data is being presented for fiscal 1997 or 1996.

Export sales for fiscal 1997 were $304,230,000 (23% of total sales), for fiscal 1996 were $323,747,000 (25%) and for fiscal 1995 were $312,234,000 (23%). These sales were principally to customers in European countries.

In the fiscal years 1997, 1996 and 1995, there were sales to three major engine customers that exceeded 10% of total Company net sales. The sales to these customers are summarized below (in thousands of dollars and percent of total Company sales):


              1997            1996             1995
              ----            ----             ----
Customer  Sales      %    Sales       %    Sales       %
A        $282,428   21%    $267,257  21%    $237,241  18%
B         180,770   14%     177,314  14%     155,072  12%
C         142,840   11%     163,065  13%     189,916  14%
         --------   ---    --------  ---    --------  ---
         $606,038   46%    $607,636  48%    $582,229  44%
         ========   ===    ========  ===    ========  ===


(5)  INDEBTEDNESS:

The Company has access to a $250,000,000 revolving credit facility (the Credit Facility) which expires in April 2002. The Company also has access to additional domestic lines of credit totaling $13,000,000 which remain in effect until canceled by either party. They provide amounts for short-term use at the then prevailing rate. There are no significant compensating balance requirements for any of these lines, and there were no borrowings at June 29, 1997 using these lines or the Credit Facility.

Borrowings under the Credit Facility by the Company bear interest at a rate per annum equal to, at its option, either:

(1) the higher of (a) the bank's reference rate or (b) 0.5% per annum above the Federal Funds rate; or

(2) LIBOR plus a margin that may be adjusted up or down based on the Company's debt ratings.

The Credit Facility contains certain restrictive covenants that require the Company to maintain certain financial conditions including a maximum limit on the ratio of debt to capital and a minimum fixed charge coverage ratio. The Credit Facility imposes limitations on liens, certain indebtedness, the sales of assets and certain investments.

The following data relates to domestic notes payable:


                        1997           1996
                        ----           ----
Balance at
 Fiscal Year End......  $ 5,000,000    $ 5,000,000
Weighted Average
 Interest Rate at
 Fiscal Year End......        5.98%          6.10%


The lines of credit available to the Company in foreign countries are in connection with short-term borrowings and bank overdrafts used in the normal course of business. These amounts total $17,200,000, expire at various times through June, 1998 and are renewable. None of these arrangements had material commitment fees or compensating balance requirements.

The following information relates to foreign loans:








                        1997           1996
                        ----           ----
Balance at
 Fiscal Year End.......  $ 13,359,000   $ 14,922,000
Weighted Average
 Interest Rate at
 Fiscal Year End.......         4.49%           4.60%


NOTES . . .


The Long-Term Debt caption consists of the following (in thousands of dollars):


                                                1997       1996
                                                ----       ----
9.21% Senior Notes Due 2001
 at Face Amount...........................       $ 60,000  $ 75,000
7.25% Notes Due 2007, Net of
 Unamortized Discount of
 $2,103 in 1997...........................         97,897       -
                                                 --------  --------
                                                 $157,897  $ 75,000
Less Current Maturities...................       $ 15,000  $ 15,000
                                                 --------  --------
  Total Long-Term Debt....................       $142,897  $ 60,000
                                                 ========  ========


The 9.21% Senior Notes are due June 15, 2001. Payments on these notes are due in five equal annual installments beginning in 1997. The notes include covenants that limit total borrowings, require maintenance of a minimum net worth and set certain restrictions on the sale or collateralizing of the Company's assets.

The 7.25% notes are due September 15, 2007. No principal payments are due before that date. These notes have covenants that limit secured funded debt and certain sale-leaseback transactions.

(6)  OTHER INCOME:

The components of other income (expense) are (in thousands of dollars):


                                            1997         1996       1995
                                            ----         ----       ----
Interest income.......................    $  3,981     $   4,477   $   6,840
Loss on the
  disposition of
  plant and equipment.................      (1,608)       (2,692)     (1,452)
Income from joint
  ventures............................       3,026         2,957       2,842
Other items...........................          67           970         959
                                          --------     ---------   ---------
Total.................................      $5,466        $5,712      $9,189
                                          ========     =========   =========


(7)  COMMITMENTS AND CONTINGENCIES:

The Company is a 50% guarantor on bank loans of two unconsolidated joint ventures. One is in Japan for the manufacture of engines and the second in the United States for the manufacture of parts. These bank loans totaled approximately $8,000,000 at the end of 1997.

Product and general liability claims arise against the Company from time to time in the ordinary course of business. The Company is self-insured for future claims up to $1 million per claim. Accordingly, a reserve is maintained for the estimated costs of such claims. At June 29, 1997 and June 30, 1996, the reserve for product and general liability claims was $4.6 million and $6.5 million, respectively, based on available information. There is inherent uncertainty as to the eventual resolution of unsettled claims. Management, however, believes that any losses in excess of established reserves will not have a material effect on the Company's financial position or results of operations.

The Company has no material commitments for materials or capital expenditures at June 29, 1997.

(8)  STOCK OPTIONS:

The Company has a Stock Incentive Plan under which 3,361,935 shares of common stock have been reserved for issuance. The Company accounts for the plan under Accounting Principles Board No. 25, under which no compensation cost has been recognized. Had compensation cost for these plans been determined consistent with FAS No. 123, "Accounting for Stock-Based Compensation," the Company's net income and earnings per share would have been reduced to the following pro forma amounts:


                              1997           1996
                              ----           ----
Net Income (in thousands):
  As Reported...............   $61,565        $92,412
  Pro Forma.................   $60,777        $91,690
Earnings Per Share:
  As Reported...............     $2.16          $3.19
  Pro Forma.................     $2.13          $3.17


Because the FAS No. 123 method of accounting has not been applied to options granted prior to July 2, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

NOTES . . .


Information on the options outstanding is as follows:



                                                                              1997
                                                                      ----------------------
                                                                                   Wtd. Avg.
                                                                      Shares       Ex. Price
                                                                      ------       ---------
Balance, beginning of year................................             1,704,531    $  42.98
Granted during the year...................................               106,550       53.30
Exercised during the year.................................               (24,369)      17.26
                                                                       ---------
Balance, end of year......................................             1,786,712    $  43.95
                                                                       =========

                                                                              1996
                                                                      ----------------------

                                                                                   Wtd. Avg.
                                                                      Shares       Ex. Price
                                                                      ------       ---------
Balance, beginning of year................................             1,169,620    $  38.41
Granted during the year...................................               600,000       49.08
Exercised during the year.................................               (65,089)      17.07
                                                                       ---------
Balance, end of year......................................             1,704,531    $  42.98
                                                                       =========

                                                                              1995
                                                                      ----------------------

                                                                                   Wtd. Avg.
                                                                      Shares       Ex. Price
                                                                      ------       ---------
Balance, beginning of year................................               606,864    $  32.76
Granted during the year...................................               552,000       45.85
Increase due to spin-off..................................                83,843       38.08
Exercised during the year.................................               (43,827)      15.91
Terminated during the year................................               (29,260)      49.77
                                                                       ---------
Balance, end of year......................................             1,169,620    $  38.41
                                                                       =========



                                             Grant Summary
                  ---------------------------------------------------------------------------------------------
                  Fiscal     Grant      Exercise      Date       Options       Expiration
                   Year      Date       Price (a)  Exercisable  Outstanding        Date
                  ----------------------------------------------------------------------------------------------
                  1990       2-20-90    $13.014    50%, 1-1-94;    3,782         2-19-00
                                                   50%, 1-1-95
                  1991       2-19-91     14.524    50%, 1-1-95;   79,405         2-18-01
                                                   50%, 1-1-96
                  1992       5-18-92     21.525    50%, 1-1-96;  171,385         5-17-02
                                                   50%, 1-1-97
                  1994       8-16-93     48.369      8-16-96     258,085         8-16-98
                  1995       8-12-94     45.854      8-12-97     567,505         8-12-99
                  1996       8-07-95     49.080      8-07-98     600,000         8-07-00
                  1997       8-06-96     53.300      8-06-99     106,550         8-06-01


There were no options granted in fiscal 1993.

(a) Exercise prices have been adjusted as appropriate to reflect a two-for-one stock split and the spin-off of the Company's lock business.

The grant-date fair market value of the options granted in fiscal 1997 and 1996 was $5.42 and $5.39, respectively. The fair value of each option is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for the 1997 and 1996 option grants, respectively: risk free interest rates of 6.25% and 6.36%; expected volatility of 20.6% and 24.6%; expected dividend yields of 2.5% and 2.7%; and expected lives of the options of 5 years.

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

(10) FOREIGN EXCHANGE RISK MANAGEMENT:

The Company enters into forward exchange contracts to hedge purchase commitments denominated in foreign currencies. The term of these currency derivatives never exceeds one year and the purpose is to protect the Company from the risk that the eventual dollars being transferred will be adversely affected by changes in exchange rates.

The Company has forward foreign currency exchange contracts to purchase 5.5 billion Japanese yen for $46 million through June, 1998. These contracts are used to hedge the commitments to purchase engines from the Company's Japanese joint venture and accordingly any gain or loss has been deferred at the end of the 1997 fiscal year. The amount deferred was a gain of approximately $2.5 million.

The Company's foreign subsidiaries have the following forward currency contracts outstanding at the end of fiscal 1997:


                                                                      In Millions
                                                                      -----------
                                                                   Local      U.S.             Latest
Currency                                                          Currency   Dollars       Expiration Date
--------                                                          --------   -------       ---------------
German Deutschemarks...................................              .6        .2            July, 1997
Canadian Dollars.......................................              .7        .5            July, 1997
Australian Dollars.....................................             1.3       1.0            September, 1997


There are no significant gains or losses included in the above amounts.

NOTES . . .

(11) EMPLOYEE BENEFIT COSTS:

Retirement Plan
The Company has noncontributory, defined benefit retirement plans covering most Wisconsin employees. The following tables summarize the plans' income and expense, actuarial assumptions, and funded status for the three years indicated (dollars in thousands):


                                                                        Qualified Plans                  Supplemental Plans
                                                              -------------------------------        ---------------------------
                                                              1997          1996         1995        1997       1996        1995
                                                              ----          ----         ----        ----       ----        ----
Income and Expense:
-------------------
Service Cost-Benefits Earned
 During the Year.......................................    $  11,309     $  13,143    $  15,098  $    378    $    456    $    453
Interest Cost on Projected
 Benefit Obligation....................................       40,990        41,722       39,877       860         926         904
Actual Return on Plan Assets...........................     (114,303)     (104,872)     (89,941)      (11)         (9)         (3)
Net Amortization, Deferral
 and Windows...........................................       58,525        51,830       37,078       395         462         333
                                                           ---------     ---------    --------   ---------   --------    --------
Net Periodic Pension
Expense (Income).......................................    $  (3,479)    $   1,823    $  2,112   $  1,622    $  1,835    $  1,687
                                                           =========     =========    ========   ========    ========    ========

Actuarial Assumptions:
----------------------
Discount Rate Used to Determine
 Present Value of Projected
 Benefit Obligation....................................         7.75%         7.75%       7.75%      7.75%       7.75%       7.75%
Expected Rate of Future
 Compensation Level Increases..........................          5.5%          5.5%        5.5%       5.5%        5.5%        5.5%
Expected Long-Term Rate of
 Return on Plan Assets.................................          9.0%          9.0%        9.0%       9.0%        9.0%        9.0%

Funded Status:
--------------
Actuarial Present Value of
 Benefit Obligations:
  Vested...............................................    $ 482,712     $ 413,035    $389,117   $  8,869    $  8,286    $  7,991
  Non-Vested...........................................       32,735        34,268      36,144       -             21           6
                                                           ---------     ---------    --------   ---------   --------    --------
  Accumulated Benefit
  Obligation...........................................      515,447       447,303     425,261      8,869       8,307       7,997
Effect of Projected Future
 Wage and Salary Increases.............................       82,941       120,083     124,651      3,228       4,766       4,679
                                                           ---------     ---------    --------   ---------   --------    --------
  Projected Benefit Obligation.........................      598,388       567,386     549,912     12,097      13,073      12,676
Plan Assets at Fair Market Value.......................      767,108       681,819     609,385        127         126         100
                                                           ---------     ---------    --------   ---------   --------    --------
Plan Assets in Excess of (Less Than)
 Projected Benefit Obligation..........................      168,720       114,433      59,473    (11,970)    (12,947)    (12,576)

Remaining Unrecognized Net
 Obligation (Asset) Arising
 from the Initial Application of
 SFAS No. 87...........................................      (26,006)      (31,321)    (36,902)       132         179         258
Unrecognized Net Loss (Gain)...........................     (164,779)      (75,983)    (21,992)     2,531       4,494       5,277
Unrecognized Prior Service Cost........................       (2,002)       (2,447)     (2,185)       953       1,029       1,102
                                                           ---------     ---------    --------   ---------   --------    --------
Prepaid (Accrued) Pension Cost.........................    $ (24,067)    $   4,682    $ (1,606)  $ (8,354)   $ (7,245)   $ (5,939)
Less Current Portion...................................         -             -           -           530         511         511
                                                           ---------     ---------    --------   ---------   --------    --------
                                                           $ (24,067)    $   4,682    $ (1,606)  $ (7,824)   $ (6,734)   $ (5,428)
                                                           =========     =========    ========   ========    ========    ========

Notes . . .


The Company offered early retirement windows to certain of its Milwaukee union members during the 1995 fiscal year. As a result, $13,806,000 was added to pension expense and $5,253,000 was added to postretirement health care expense in the fourth quarter of the 1995 fiscal year. When the retirements were scheduled to occur in the first fiscal quarter of 1996, a number of these union members canceled their acceptance, and thus credits totaling $3,477,000 were recorded as a change in the original accounting estimate. A second retirement window was offered in fiscal 1997. The cost of this window was additional pension expense of $33,457,000 and additional postretirement health care expense of $3,644,000 in the fourth quarter of the 1997 fiscal year.

During fiscal 1996, the defined benefit pension plan which covered employees at two of the Company's plants was terminated and replaced by a defined contribution retirement plan that includes most U.S. non-Wisconsin employees. The impact of the termination was not material. Under the new plan, the Company will make a contribution on behalf of covered employees equal to 2% of each participant's gross income, as defined. For fiscal 1997 and 1996, the cost to the Company was $1,352,000 and $757,000, respectively.

Most U.S. employees of the Company may participate in a salary reduction deferred compensation retirement plan. The Company makes matching contributions of $.50 for every $1.00 deferred by a participant to a maximum of 1-1/2% or 3% of each participant's salary, depending upon the participant's group. Company contributions totaled $3,944,000 in 1997, $2,825,000 in 1996 and $1,756,000 in
1995.

Postretirement Benefits

The Company records the expected health care and life insurance benefits for employees during the years that the employees render service.

For measurement purposes, a 10.5% annual rate of increase in the per capita cost of covered health care claims was assumed for the years 1995 through 1997, decreasing gradually to 6% for the year 2007. The health care cost trend rate assumption has a significant effect on the amounts reported. The rates, if changed by one percentage point, would change the accumulated postretirement benefit by $5,472,000 and would change the service and interest cost by $641,000 for the year.

The discount rate used in determining the accumulated postretirement benefit obligations was 7.75% compounded annually. Both the health care and life insurance plans are unfunded.

The components of the accumulated postretirement benefit obligations were (in thousands of dollars):


<Caption
                                               Health Care
                                               -----------
                                            1997         1996
                                            ----         ----
Retirees..............................    $51,553      $33,044
Fully eligible plan participants......        467        4,077
Other active participants.............     26,961       32,628
                                          -------      -------
                                          $78,981      $69,749
Unrecognized gain (loss)..............       (161)       4,000
                                          -------      -------
                                          $78,820      $73,749
Less current portion..................      4,800        4,700
                                          -------      -------
                                          $74,020      $69,049
                                          =======      =======

                                              Life Insurance
                                              --------------
                                            1997         1996
                                            ----         ----
Retirees..............................    $ 9,048      $ 8,840
Fully eligible plan participants......      1,720        2,226
Other active participants.............      1,453        1,736
                                          -------      -------
                                          $12,221      $12,802
Unrecognized net obligation...........       (507)        (553)
Unrecognized prior service cost.......       (827)        (898)
Unrecognized loss.....................        (35)        (908)
                                          -------      -------
                                          $10,852      $10,443
Less current portion..................        -            -
                                          -------      -------
                                          $10,852      $10,443
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

NOTES . . .


The net periodic postretirement costs recorded were (in thousands of dollars):


                                          Health Care
                                          -----------
                                  1997       1996       1995
                                  ----       ----       ----
Service cost-benefits
 attributed to service
 during the year...............  $1,272     $1,596    $1,680
Interest cost on accumulated
 benefit obligation............   5,226      5,480     5,150
Other..........................     -          (91)      -
                                 ------     ------    ------
                                 $6,498     $6,985    $6,830
                                 ======     ======    ======
                                        Life Insurance
                                        --------------
                                  1997       1996       1995
                                  ----       ----       ----
Service cost-benefits
 attributed to service
 during the year...............  $   87     $   90    $   73
Interest cost on accumulated
 benefit obligation............     964        947       801
Other..........................     118        118        47
                                 ------     ------    ------
                                 $1,169     $1,155    $  921
                                 ======     ======    ======


Postemployment Benefits

The Company also accrues the expected cost of postemployment benefits over the years that the employees render service. These benefits are substantially smaller amounts because they apply only to employees who permanently terminate employment prior to retirement. The items included in this amount are disability payments, life insurance and medical benefits, and these amounts are also discounted using a 7.75% interest rate.

The balance in this reserve at the end of fiscal 1997 was $1,468,000 and at the end of fiscal 1996 was $1,245,000. Both were included in the caption Accrued Employee Benefits in the accompanying balance sheets.

(12) DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS:

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

The estimated fair values of the Company's financial instruments are as follows (in thousands of dollars):


                                             1997
                                  --------------------------
                                  Carrying             Fair
                                   Amount              Value
                                  --------             -----
Cash and cash equivalents........ $  112,859      $  112,859
Domestic notes payable........... $    5,000      $    5,000
Foreign loans.................... $   13,359      $   13,359
Long-term debt -
 9.21% Senior Notes due 2001,
  including current maturities... $   60,000      $   62,885
 7.25% Notes due 2007............ $   97,897      $  100,531

                                             1996
                                  --------------------------
                                  Carrying             Fair
                                   Amount              Value
                                  --------             -----
Cash and cash equivalents........ $  150,639      $  150,639
Domestic notes payable........... $    5,000      $    5,000
Foreign loans.................... $   14,922      $   14,922
Long-term debt -
 9.21% Senior Notes due 2001,
  including current maturities... $   75,000      $   77,365


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Shareholders of
Briggs & Stratton Corporation:

We have audited the accompanying consolidated balance sheets of Briggs & Stratton Corporation (a Wisconsin Corporation) and subsidiaries as of June 29, 1997 and June 30, 1996, and the related consolidated statements of income, shareholders' investment and cash flows for each of the three years in the period ended June 29, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Briggs & Stratton Corporation and subsidiaries as of June 29, 1997 and June 30, 1996, and the results of their operations and their cash flows for each of the three years in the period ended June 29, 1997, in conformity with generally accepted accounting principles.

                                                             ARTHUR ANDERSEN LLP

Milwaukee, Wisconsin,
July 31, 1997.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
AND FINANCIAL CONDITION


RESULTS OF OPERATIONS

FISCAL 1997 COMPARED TO FISCAL 1996

Sales

Net sales for fiscal 1997 increased 2% or $29.4 million compared to the prior year. The primary reason for this was a 1% increase in engine unit shipments. The remaining 1% increase in net sales was a result of modest price increases and a mix improvement.

Gross Profit

Gross profit for fiscal 1997 decreased 15% or $40.5 million compared to the same period in the prior year. The primary reason for this decrease was a charge of $37.1 million related to an early retirement window accepted by certain Milwaukee hourly employees in accordance with the current union contract.

The gross profit rate was 17% in fiscal 1997 compared to 20% in fiscal 1996. In addition to the early retirement window, the gross profit rate was also negatively impacted by increases in warranty expenses totaling $9.3 million due to claims experience, increases in the unit price of aluminum totaling $3.7 million, and the absence in fiscal 1997 of the $3.5 million credit for employees who had accepted early retirement in fiscal 1995 and canceled their acceptance in fiscal 1996. Savings from lower labor costs at the Company's new engine plants partially offset the preceding factors impacting the gross profit rate.

Engineering, Selling, General and Administrative Expenses

Engineering, selling, general and administrative expenses for fiscal 1997 increased 8% or $9.2 million compared to fiscal 1996. This increase was primarily due to increased employee compensation of $4.0 million, planned increases in manpower and other costs of $2.7 million relating to new venture activities, and increased professional services of $1.5 million primarily resulting from the start of the implementation of a new enterprise-wide information system.

Provision for Income Taxes

The effective income tax rate used in both periods was 38.0%.

FISCAL 1996 COMPARED TO FISCAL 1995

Sales

Sales for fiscal 1996 totaled $1,287 million, down 4% or $52.6 million from the preceding year. The reason for this decrease was the absence of sales from the automotive lock business, which was spun off after eight months in the preceding fiscal year. These sales amounted to $63.4 million in fiscal 1995.

Excluding the lock business sales, engine business sales increased $10.8 million between years. This change was caused by an approximate 1.8% improvement in selling prices to the original equipment manufacturing customers, offset by a 1% decrease in engine unit sales that was almost entirely in the service sales area.

Gross Profit

The gross profit percentage remained consistent between years. This was the result of several factors: increased startup costs of $6.4 million and inefficiencies related to the new plants, and less absorption of fixed costs due to fewer engines produced were offset by lower profit sharing provisions of $18.0 million and the impact of a decrease in the unit price of aluminum totaling $3.4 million. In addition, the 1995 gross profit included a $19.1 million charge for the retirement window, of which $3.5 million was reversed in 1996 due to a change of an accounting estimate for employees who had accepted an early retirement window in fiscal 1995 and subsequently canceled their acceptance in the second quarter of fiscal 1996.

Engineering, Selling, General and Administrative Expenses

Engineering, selling, general and administrative expenses increased $6.5 million or 6% between years. This was due to increases in salaries amounting to $3.4 million, planned increases in manpower costs relating to new venture activities of $6.4 million, increased professional services of $2.1 million and higher advertising expenses of $.7 million. Offsetting these, in part, was a reduction

MANAGEMENT'S DISCUSSION . . .


in profit sharing accruals amounting to $4.6 million and the lack of engineering and selling expenses of $5.7 million from the spun off lock business.

Interest Expense

Interest expense for the 1996 fiscal year was 17% higher than in 1995. This was the result of using domestic short-term borrowing to finance increases in accounts receivable and inventories in mid-year. Seasonal borrowings were paid off by the end of the fiscal year. The preceding year had minimal seasonal short-term borrowings.

Other Income

Other income decreased $3.5 million between years, primarily because of a reduction in interest income due to lower available investable funds. Funds were used for seasonal working capital and the construction of the new manufacturing plants. There also was an increase in the loss on disposition of plant and equipment between years.

Provision for Income Taxes

The effective income tax rate decreased to 38.0% in 1996 from 38.5% in the previous year due to lower state income taxes, increased Foreign Sales Corporation tax benefits, and reductions in other tax related items.

FINANCIAL STRATEGY

Management of the Company subscribes to the premise that the value of the Company is enhanced if the capital invested in the Company's operations yields a cash return that is greater than the Company's cost of capital. Given this belief, the Company continued to implement its financial strategy by means of a "dutch auction" tender offer and a public debt offering in fiscal 1997 which it believes will provide a capital structure that makes greater use of financial leverage without imposing excessive risk on either the Company's shareholders or creditors. The Company believes that the substitution of lower (after-tax) cost debt for equity in its permanent capital structure will reduce its overall cost of capital. The Company believes that its profitability and strong cash flows will accommodate the increased use of debt without impairing its ability to finance growth or increase cash dividends per share on its common stock.

In connection with its financial strategy, the Company repurchased 3,506,190 shares of its common stock at a price of $51.00 per share or approximately $179 million in the aggregate, entered into a new credit facility allowing borrowings of up to $250 million and completed a $100 million ten-year note offering. The Company funded the tender offer with $169 million of available cash and $10 million of short-term borrowings under the new credit facility. A portion of the net proceeds of the ten-year debt offering was used to repay short-term borrowings. The new credit facility also provides a source of financing for the seasonal working capital needs of the Company.

The Company's Board of Directors authorized the purchase of up to $300 million of shares of common stock by means of the tender offer and open market or private transactions. The Company has from time to time purchased additional shares of common stock pursuant to an open market repurchase program. As of August 22, 1997, the Company has repurchased 457,900 shares at a total cost of $22.7 million pursuant to its open market repurchase program. Any future purchases by the Company will depend on many factors, including the market price of the shares, the Company's business and financial position and general economic and market conditions. The Company intends to fund future repurchases of its common stock through a combination of available cash and additional borrowings.

Also as a part of its financial strategy, subject to the discretion of the Company's Board of Directors and the requirements of applicable law, the Company currently intends to increase future cash dividends per share at a rate no more than the inflation rate.

LIQUIDITY AND CAPITAL RESOURCES

FISCAL YEARS 1997, 1996 AND 1995

Cash flow from operating activities was $142.9 million, $94.5 million and $95.8 million, in fiscal 1997, 1996 and 1995, respectively. The primary source of funds was from net income excluding depreciation. The significant change between fiscal 1997 and fiscal 1996 amounts was due to changes in working capital as explained below.

The fiscal 1997 cash flow from operating activities reflects an increase in accounts receivable of $10.5 million and lower inventories of $11.4 million resulting from increased sales at the end of the fiscal year. Also, increased accounts payable of

MANAGEMENT'S DISCUSSION . . .


$16.6 million caused by the timing of payments, increased accrued liabilities of $4.6 million resulting primarily from increased profit sharing provisions, and increased federal and state income taxes payable of $4.2 million caused by the timing of payments contributed to the cash flows of the Company.

The fiscal 1996 cash flow from operating activities reflects an increase in receivables of $25.2 million resulting from increased sales at the end of the fiscal year and also reflects a decrease in accrued liabilities of $25.9 million primarily due to decreased profit sharing provisions.

The fiscal 1995 cash flow from operating activities reflects a decrease in accounts receivable of $11.1 million due to lower sales late in the fourth quarter of fiscal 1995 and an increase in inventories of $62.8 million. This increase in inventories was primarily due to two factors. The Company maintained a stable rate of production while experiencing a reduction in orders from equipment manufacturers due to less favorable spring weather. In addition, the Company planned an increase in inventories to provide a cushion for the transfer of engine assembly to the three new plants under construction.

Cash used in investing activities amounted to $51.2 million, $76.7 million and $129.2 million in fiscal 1997, 1996 and 1995, respectively. The 1997 cash flows from investing activities included additions to plant and equipment of $71.3 million, $77.7 million and $131.0 million in fiscal 1997, 1996 and 1995, respectively. The fiscal 1997 capital expenditures related primarily to reinvestment in equipment and new products, while the fiscal 1996 and fiscal 1995 expenditures principally related to the construction of three new engine manufacturing plants and a foundry and plant expansions at existing facilities. The 1997 cash flows from investing activities also included $16.0 million related to the sale of the Menomonee Falls, Wisconsin facility. The sale of this facility is described under "Other Matters."

Cash flows used in financing activities amounted to $129.0 million, $37.6 million and $16.8 million in fiscal 1997, fiscal 1996 and fiscal 1995, respectively. The fiscal 1997 cash used in financing activities includes the repurchase of the Company's common stock totaling $179 million pursuant to the dutch auction tender offer and open market repurchase program previously discussed. Also in fiscal 1997, the Company issued ten-year notes which resulted in $97.9 million of net proceeds from the offering. The Company also paid $15 million as its first installment on its 9.21% Senior Notes in fiscal 1997.
Cash dividends totaled $30.5 million, $30.4 million and $28.3 million, in fiscal 1997, 1996 and 1995, respectively. Fiscal 1997 and 1996 cash used in financing activities also reflects the repayment of foreign loans of $1.6 million and $6.5 million, respectively. Fiscal 1995 reflects increased borrowing by the Company's foreign subsidiaries of $12.1 million to fund working capital requirements.

Future Liquidity and Capital Resources

In connection with the debt offering and tender offer, the Company entered into a new credit facility allowing borrowings of up to $250 million to primarily fund seasonal working capital requirements and other financing needs of the Company. The term of the new credit facility is five years and such facility contains certain restrictive covenants. Because the Company used $169 million of available cash to fund a portion of the tender offer, the Company anticipates placing more reliance on borrowings to fund working capital requirements than it has in recent years. The Company will incur additional interest expense in the future as a result of the issuance of ten-year notes and increased reliance on the new revolving credit facility.

In May 1997, the Company filed a shelf registration for $175 million of debt securities to be issued periodically. Of this, $75 million has not yet been issued on the registration statement. The Company may decide to offer all or part of the remaining securities depending on many factors, including general economic conditions, cash required for operations and the timing of the remaining open market repurchases of its common stock.

Management expects capital expenditures to total $56 million in fiscal 1998 for reinvestment in equipment and new products. As previously mentioned, the Company is also implementing a new enterprise-wide information system, the expenditures for which are expected to total $25 million over the next five years.

Management believes that available cash, the new credit facility, cash generated from operations, existing lines of credit and access to public debt markets will be adequate to fund the Company's capital requirements for the foreseeable future.

MANAGEMENT'S DISCUSSION . . .


OTHER MATTERS

Sale of the Menomonee Falls, Wisconsin Facility

The sale of the Company's Menomonee Falls, Wisconsin facility for approximately $16.0 million was completed during fiscal 1997. The provisions of the contract state that the Company will continue to own and occupy the warehouse portion of the facility for a period of up to ten years (the "Reservation Period").
The contract also contains a buyout clause, at the buyer's option and under certain circumstances, of the remaining Reservation Period. Under the provisions of Statement of Financial Accounting Standards No. 66, "Accounting for Sales of Real Estate," the Company is required to account for this as a financing transaction as the Company continues to have substantial involvement with the facility during the Reservation Period or until the buyout option is exercised. Under this method, the cash received is reflected as a deferred revenue, and the assets and the accumulated depreciation remain on the Company's books. Depreciation expense continues to be recorded each period, and imputed interest expense is also recorded and added to deferred revenue. Offsetting this is the fair value lease income on the non-Company occupied portion of the building. A pretax gain, which will be recognized at the earlier of the exercise of the buyout option or the expiration of the Reservation Period, is estimated to be $10 million to $12 million. The annual cost of operating the warehouse portion of the facility is not material.

Emissions

The U.S. Environment Protection Agency (EPA) is developing national emission standards under a two phase process for equipment powered by small air cooled engines. In 1995, the EPA promulgated its Phase I emission standards, which will be reflected in the Company's 1998 model year engines. The EPA and several engine manufacturers, including the Company, recently announced an agreement in principle to further cut pollution emitted by gasoline engines. These reductions are expected to be incorporated into the EPA's Phase II emission standards to be issued in 1998 and to be phased in from 2001 to 2005. While it is impossible to precisely quantify the cost of compliance until the standards are issued, the Company believes compliance with the new standards will not have a material adverse effect on its financial position or results of operations.

The California Air Resources Board (CARB) has also adopted emission standards to be effective in two tiers. Tier I was effective as of August 1995.

Tier II of the CARB engine emission standards will not be effective until 1999 or later. CARB has directed its staff to review its Tier II standards in light of technological and economic issues raised by the industry. The Company expects this review to be completed in late 1997 or early 1998. In the event the Company is unable to comply with the Tier II standards and they remain unchanged, the Company believes that any resulting downturn in sales will not have a material adverse effect on the Company's financial position or results of operations.

New Accounting Pronouncements

In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings per Share." This statement establishes a new standard for computing and presenting earnings per share in financial statements. The Company will adopt the new standard in its 1998 second quarter financial statements. The impact of adoption of this standard will not be material to the Company's results of operations.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

Certain statements in Management's Discussion and Analysis, in the Letter to Shareholders on pages 2 through 5 and in About Briggs & Stratton on pages 6 through 11 may contain forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. The words "anticipate", "believe", "estimate", "expect", "objective", and "think" or similar expressions are intended to identify forward-looking statements. The forward-looking statements are based on the Company's current views and assumptions and involve risks and uncertainties that include, among other things, the effects of weather on the purchasing patterns of the Company's customers and end use purchasers of the Company's engines; the seasonal nature of the Company's business; actions of competitors; changes in laws and regulations, including accounting standards; employee relations; customer demand; prices of purchased raw materials and parts; domestic economic conditions, including housing starts and changes in consumer disposable income; and foreign economic conditions, including currency rate fluctuations. Some or all of the factors are beyond the Company's control.

    QUARTERLY FINANCIAL DATA, DIVIDEND AND MARKET INFORMATION (UNAUDITED)


                                    In Thousands                                       Per Share of Common Stock
                        -------------------------------------              -----------------------------------------------
                                                                                                        Market Price Range
                                                                                                           on New York
                                                          Net              Net                            Stock Exchange
     Quarter               Net          Gross           Income             Income          Dividends      --------------
     Ended                 Sales        Profit          (Loss)             (Loss)          Declared        High      Low
     -----                 -----        ------          ------             ------          --------        ----      ---
Fiscal 1997
-----------
SEPTEMBER               $  161,731      $ 17,969        $ (5,262)         $  (.18)        $   .27        45-7/8    36-1/2

DECEMBER                   299,664        56,857          16,694              .58             .27        44-5/8    39-1/4

MARCH                      475,955       107,119          46,514             1.60             .27        46-3/8    43

JUNE                       379,063        39,271           3,619              .13             .28        53-5/8    42-5/8
                        ----------      --------        --------          -------         -------
  TOTAL                 $1,316,413      $221,216        $ 61,565          $  2.16*        $  1.09
                        ==========      ========        ========          =======         =======

Fiscal 1996
-----------

September               $  189,477      $ 19,141        $ (3,300)         $  (.11)        $   .26       41        32-3/4

December                   329,357        65,763          23,924              .82             .26       44-1/8    39

March                      460,201       104,082          45,226             1.57             .26       44-3/4    39-3/4

June                       307,994        72,762          26,562              .91             .27       46-7/8    40-1/2
                        ----------      --------        --------          -------         -------
  Total                 $1,287,029      $261,748        $ 92,412          $  3.19         $  1.05
                        ==========      ========        ========          =======         =======



The number of record holders of Briggs & Stratton Corporation Common Stock on August 20, 1997 was 5,272.

* See Footnote No. 2 "Summary of Accounting Policies - Earnings per Share" to the Consolidated Financial Statements.

FIVE YEAR COMPARISONS


-----------------------------------------------------------------------------------------------------------------------------------
Fiscal Year                                     1997            1996            1995           1994             1993
-----------------------------------------------------------------------------------------------------------------------------------
(dollars in thousands, except per share data)
SUMMARY OF OPERATIONS
 NET SALES...............................     1,316,413       1,287,029       1,339,677      1,285,517        1,139,462
 GROSS PROFIT ON SALES...................       221,216         261,748         271,618        266,540          212,601
 PROVISION FOR INCOME TAXES..............        37,740          56,640          65,570         67,240           44,060
 NET INCOME BEFORE CUMULATIVE
  EFFECT OF ACCOUNTING CHANGES...........        61,565          92,412         104,805        102,481           70,345
 NET INCOME..............................        61,565          92,412         104,805         69,923           70,345
 WEIGHTED AVERAGE NUMBER OF SHARES
  OF COMMON STOCK OUTSTANDING (000)......        28,551          28,927          28,927         28,927           28,927
 PER SHARE OF COMMON STOCK:
 Net Income before cumulative effect
  of accounting changes .................          2.16            3.19            3.62           3.54             2.43
 Net Income..............................          2.16            3.19            3.62           2.42             2.43
 Cash Dividends..........................          1.09            1.05             .98            .90              .85
 Shareholders' Investment................         13.82           17.30           15.19          13.96            12.45

OTHER DATA
 SHAREHOLDERS' INVESTMENT................        351,097        500,505         439,478        403,792          359,958
 LONG-TERM DEBT..........................        142,897         60,000          75,000         75,000           75,000
 TOTAL ASSETS............................        842,189        838,164         798,493        777,355          656,107
 PLANT AND EQUIPMENT.....................        796,714        776,638         726,331        669,593          658,120
 PLANT AND EQUIPMENT NET OF RESERVES.....        396,266        374,212         343,297        285,890          295,542
 PROVISION FOR DEPRECIATION..............         43,345         43,032          44,445         42,950           47,222
 EXPENDITURES FOR PLANT AND EQUIPMENT....         71,262         77,746         131,034         40,804           38,110
 WORKING CAPITAL.........................        204,422        266,208         256,075        276,040          195,019
  Current Ratio .........................       2.0 to 1       2.4 to 1        2.3 to 1       2.3 to 1         2.2 to 1
 NUMBER OF EMPLOYEES AT YEAR END.........          7,661          7,199           6,958          8,628            7,950
 NUMBER OF SHAREHOLDERS AT YEAR END......          5,336          5,879           6,792          6,228            6,651
 QUOTED MARKET PRICE:
  High...................................         53-5/8         46-7/8          39-1/4         45-1/8           34-1/4
  Low....................................         36-1/2         32-3/4          30-1/2         32-1/2           21


NOTES:

(1) The number of shares of common stock and per share data have been adjusted for a 2-for-1 stock split in fiscal 1995.

(2) The cumulative effects of accounting changes in 1994 were for postretirement health care, postemployment benefits and deferred income taxes.